Exhibit 99.1



COLT Telecom Group plc

Annual Report 2003

Table of Contents

Chairman's Overview .......................................  4
President and CEO's Review ................................  6
COLT Network ..............................................  8
COLT Products and Services ................................ 10
Customer Case Studies ..................................... 12
COLT Service Partners ..................................... 16
Financial Review .......................................... 18
The Board of Directors .................................... 24
Report of the Board of Directors .......................... 26
Corporate Governance Statement ............................ 36
Auditors' Report .......................................... 44
Financial Statements ...................................... 45
Selected Financial Information ............................ 85
Investor Information ...................................... 89
COLT's European Offices ................................... 90

                                                                    This is COLT


This is COLT

COLT is a leading pan-European provider of business communications services whose success is underpinned by a local presence, market knowledge and reputation for world class customer service.

COLT offers a comprehensive portfolio of end-to-end communication services, including voice, data and hosting solutions.

COLT provides service directly to over 19,000 customers across its integrated 20,000 kilometre network connecting over 9,000 buildings in 32 major European cities in 13 countries with additional points of presence around the world.

COLT's service standard is legendary. Through our commitment to world class service we have established long and dynamic partnerships with our customers.

COLT is financially strong with (pound)1,166 million of revenue and (pound)163 million of EBITDA(1) in 2003 and cash and liquid resources of (pound)802 million. Healthy growth, a commitment to service and a strong financial position make COLT a trusted partner with its customers, suppliers and shareholders.

COLT is listed on the London Stock Exchange (CTM.L) and NASDAQ (COLT). More information about COLT and our products and services can be found on the web at www.colt.net.

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(1) EBITDA (earnings before interest, tax, depreciation, amortisation, foreign exchange, infrastructure sales and exceptional items) is viewed by management as an operating cash flow measure. Refer to Note 17 of the financial statements for a reconciliation from EBITDA to net cash inflow (outflow) from operating activities.

A year of progress in a challenging environment

I commented in our 2002 Annual Report that we expected 2003 to be a challenging year - and it was. The economic environment was tough, competition intense, demand generally was weak and prices continued to decline.

Against this background, it is pleasing to be able to report a year of progress and I believe COLT ended 2003 stronger in terms of financial performance, share of market, reputation and organisational capability. Of course, much still needs to be accomplished in 2004 and beyond if we are to meet the long term expectations of our investors, customers and employees but we are moving in the right direction.

The challenge we set ourselves in 2003, despite the poor industry environment, was to grow revenues, lower costs, reduce capital expenditure, and improve margins and EBITDA. Significant progress was made on all fronts.

Revenue Growth

Revenue growth was difficult in 2003. Whilst the headline figures show revenue growing by 14% to (pound)1,166 million, the growth on a constant currency basis was only 6%. We did see, however, an accelerating trend in revenue growth in constant currency terms from 3% in the first quarter to 8% in the fourth quarter, compared to the equivalent quarters in 2002. One of our key goals for 2004 will be both to accelerate revenue growth and improve the mix.

Costs

One of the main challenges for COLT in 2003 was to continue to grow and develop the business but at the same time to reduce costs and improve efficiency. Significant progress was made with headcount falling by 811 to 4,044 at year end, the disposal of approximately 55,000 sqm of real estate and the consolidation of our Network Operating Centres from 10 to one plus a backup. Going forward, we will need to continue to drive costs down to ensure that we can compete cost effectively in what we anticipate to be a continuing competitive landscape. Accordingly, moving some of our support functions to India is likely to become an important determinant of our cost structure in the years ahead.

Margin Improvement

The strengthening of our product range to incorporate more higher margin value-added services, combined with our tight cost control, resulted in gross margin

[GRAPHIC  OMITTED:  Graphic which states the following:
"2004 will not be short of challenges, but the strength of our management team, financial position, and product and service quality give me confidence that we should be able to deliver another year of progress." Barry Bateman, Chairman]

                                                             Chairman's Overview


before depreciation and exceptional items improving from 30.5% in 2002 to 34.2% in 2003, whilst EBITDA, before exceptional items, grew by 128% to (pound)163 million.

Capital Expenditure

We anticipated a significant reduction in capital expenditure in 2003 and tight financial controls enabled us to reduce capital expenditure from (pound)412 million in 2002 to (pound)141 million.

Cash Flow

Reflecting our improved margins, rigorous management of working capital and reduced capital expenditure, free cash outflow reduced from (pound)300 million in 2002 to (pound)30 million in 2003. I believe we are well on track to become free cash flow positive on a sustainable basis during 2005.

We took advantage of our improved financial position to purchase and redeem some of our bonds for a cash consideration of (pound)144 million and we ended the year with cash and liquid resources of (pound)802 million.

The progress we made during 2003 could not have been achieved without the hard work, enthusiasm and dedication of Steve Akin, his management team and our employees and my thanks go to all of them.

Corporate Governance

There has been much debate recently over the role and structure of Boards and what constitutes good governance. As a Board of Directors we never lose sight of the fact that our primary responsibility is to preserve, protect and enhance the value of COLT on behalf of our shareholders. The COLT Board consists predominantly of non executive Directors with diverse geographic and business backgrounds, with a wealth of differing and valuable experience, who bring insight, integrity and independence of thought to the decision making process. We have a common goal, to do what is in the best interest of all our shareholders.

We have expanded our Board during the year through the addition of Hans Eggerstedt and Andreas Barth. We are already benefiting from the contribution that their wide business experience brings. Mark Jenkins, our Company Secretary, resigned from the Board with effect from 29 February 2004 to take up a new appointment. On behalf of the Board, I thank Mark for his contribution to COLT's development and success and wish him well for the future.

Outlook

2004 is likely to be another challenging year. Whatever the business environment, revenue growth will be one of our key priorities. We need to develop further the effectiveness of our sales operations, improve our product mix, exploit more fully the potential for our IP VPN and VoIP services and enhance our solutions selling capabilities. Our potential for expansion is substantial.

We also need to see further improvements in our cost structure, margins and EBITDA if we are to meet the financial goals we have set ourselves. 2004 will not be short of challenges, but the strength of our management team, financial position, and product and service quality give me confidence that we should be able to deliver another year of progress.

[GRAPHIC OMITTED: Photo of Barry Bateman, Chairman]

Our strategy for Growth

At the beginning of 2003 I set out a number of strategic imperatives around which we aimed to build our future success. I'll use this opportunity to summarise the progress we have made in each of these areas.

Grow revenues, improve margins and achieve positive free cash flow during 2005 Our Chairman has already commented on the progress we have made in improving our financial performance in a difficult market. Key to our ongoing success is our ability to achieve scale and improve our sales of higher margin products to our corporate customers and reduce the proportion of lower margin sales. We have made good progress during 2003 in improving our revenue mix between corporate and wholesale with revenues from corporate customers growing by 18% over 2002 and revenues from wholesale customers growing by 7%. Put simply, we are selling more higher margin products into our more attractive markets than we did in the prior year and this has contributed to the improvement in our EBITDAmargin from 7% to 14%.

Deliver added value products and services that effectively target specific customer segments

COLT has built a reputation for excellent customer service. Building on this legacy we have been further developing our product range and approach to the market.

We have been putting a lot of time and effort into enhancing our product portfolio. Our corporate voice product for example is a specially designed solution providing multi-location customers across Europe with a means of consolidating their voice communication needs into one simple package from COLT
- at competitive prices. IP VPN has been one of our fastest growth products over the past year. We have some 700 IP VPN customers. We are now the number one provider of IP VPN to SWIFT, the supplier of secure messaging services to the financial services industry, in Europe. With MPLS throughout our network this enables us to offer very high levels of quality and reliability and we are now providing service to approaching 70% of SWIFT's customer sites in 13 countries. We have also expanded, and are expanding further, our range of pan-European Ethernet services. We have plans in place to launch a range of voice over IP products during 2004.

Build our multinational customer business via more focused multinational account management

We have created a specialist sales team of over 40 people to focus solely on serving the needs of our 135 multinational customers. The combination of our network reach, our relationships with other telecom carriers around the world and strengthened sales capability provides the opportunity to expand our share of the multinational customer market.

Build on our capability for excellent customer service

Our emphasis on providing outstanding customer service continues to be a key differentiator. I don't believe that any of our competitors can claim as strong a track record in customer care. Our new Network Operating Centre in the UK has quickly established itself as a centre of excellence and is at the heart of our world class customer service capability. That our customers and the telecom industry generally recognise our reputation for service excellence


[GRAPHIC OMITTED:  Photo of Steve Akin, President and CEO]

                                                      President and CEO's Review

has once again been recognised when for the third consecutive year COLT won the World Communication Award for Best Customer Care.

Continue to leverage our local presence and market knowledge

Over the past year we have taken the opportunity to centralise a number of our operations and support functions. However we have never lost sight of the fact that our customers are local. We have kept in place our local management, sales and customer service capability. It is only by having local people dealing with customers locally that you truly understand your customers' needs and provide the best possible service. The tight functional control of our behind the scenes activities combined with service delivery at the local level enables us to provide the best possible service and at the same time improve operating efficiencies.

Optimise capital expenditure by exploiting existing assets and ensuring incremental expenditure is success driven

COLT has a breadth and depth of network reach across Europe second to none. We also have over 19,000 customers directly connected to our network and we estimate on average that we still have less than 10% of the revenue potential from those customers. We see this as a significant opportunity for us not only to sell more to our existing customers but also to up-sell our range of higher margin value added services. Such sales opportunities are less capital intensive than generating growth from new customers only. That does not mean to say that we are not winning new customers - far from it. What it does mean is that we are giving more focus to achieving a greater part of our growth from our existing customers and selling to second and third customers in multi-tenant buildings already directly connected to our networks. Overall, our capital expenditure was reduced from (pound)412 million in 2002 to (pound)141 million in 2003.

Achieve ongoing cost savings, operational efficiencies and improved service levels

We have put in place an organisation structure and taken action to manage costs in a way which reflects the reality of the markets in which we operate. We are reinvesting much of those cost savings in improving our sales, marketing and product development effectiveness in support of our longer term growth. That said, it is not difficult to cut costs. What is difficult is to cut costs and at the same time improve service and grow revenues. COLT has achieved all three during 2003 - revenue growth, improved service and efficiency improvements. We aim to achieve further improvements as we move through 2004.

Sustain and further develop a high performance work environment and culture

Ultimately it is people who make things happen, who win new orders, who deliver customer service, who improve systems and processes. COLT people are a team of individuals with a pan-European outlook combined with a local focus. We are committed to keeping our people up to date and informed of our activities and plans through our internal communications programmes. We have training and development programmes in place to ensure that they have the necessary skills to continue to grow as individuals as well as supporting the long term success of COLT and we have compensation policies designed to reward success. In what has been a tough year, our people are to be congratulated on the success they have achieved.

Conclusion

We can be encouraged by what we achieved during 2003. We rose to the tough challenges we set for ourselves, and the even tougher challenges of the market. I am confident that COLT is moving in the right direction. As we move through 2004 we will continue to focus on the key imperatives set out above. In doing so I believe we will continue to grow and be successful almost irrespective of the challenges the market throws at us.

[GRAPHIC  OMITTED:  Graphic which states the following:
"The tight functional control of our behind the scenes activities combined with service delivery at the local level enables us to provide the best possible service and at the same time improve operating efficiencies." Steve Akin, President and CEO ]

The COLT Network

COLT is a leading provider of business communication services.

We operate Metropolitan Area Networks in 32 European cities across 13 countries, with a further 42 other network cities and 11 Internet Solution Centres.

With global connectivity, our fully owned and managed 20,000km network is one of the most advanced communications infrastructures in the world.

[GRAPHIC OMITTED: Graphic which states the following: "With our local presence, pan-European reach and comprehensive product portfolio it is no wonder that COLT is increasingly regarded as Europe's Telco" Steve Akin, President and CEO]


[GRAPHIC OMITTED: Map of COLT network.]

The COLT Network


[GRAPHIC OMITTED: Map of COLT network.]

A portfolio of products and services to match our customers' needs

COLT provides the broadest and deepest range of network services across Europe. From our extensive portfolio of products and services, our customer teams design the solution that best matches our customers' current needs while supporting their future plans for growth.

COLT's wide range of technologically advanced products is made up of four core categories: Voice Services, Bandwidth Services, Data Centre Solutions and Managed Data Services.

Voice Services

COLT offers a full range of voice services with built-in quality, technical excellence and cost effectiveness. Our customers benefit from outstanding resilience for national and international call traffic, value added features, proven performance and award-winning customer service. Voice services range from cost effective direct or indirect switched telephony service to Intelligent Network, designed to maximise the effectiveness of inbound and outbound call plans. All voice services are underpinned by COLT's extensive pan-European network.

Bandwidth Services

COLT's Metropolitan Area Networks deliver high capacity, high speed bandwidth services to Europe's major business centres. These are interconnected via our pan-European fibre optic network delivering high quality reliable services - including LAN-LAN Ethernet and high speed services - door to door.


COLT Products and Services

ATM/Frame Relay                         Ethernet
Audio and Web Conferencing              High Speed Service
Co-location                             Hosting
Corporate Voice                         Internet Access
CPE Solutions                           Intelligent Network

                                                           Products and Services

Data Centre Solutions

COLT offers managed and premium hosting services via a pan-European network of 11 Internet Solution Centres with over 55,000 square metres of hosting space.

COLT Data Centre Solutions teams specialise in the management of complex infrastructures for hosting mission-critical applications.

Managed Data Services

COLT offers a broad portfolio of network-centric Managed Data Services to business markets. With IP, ATM and Frame Relay-based products we are always able to provide the most appropriate technology to satisfy our customers' requirements. Our own engineers manage private and Internet-based services for customers - either as components in a larger solution or as complete end-to-end products. COLT services the needs of retail and wholesale markets, including those requiring transit services across the globe.

[GRAPHIC  OMITTED:  Graphic which states the following:
"Everything is working flawlessly. COLT just knows how to settle things, that's all there is to it." Jan-Willem Speckmann, ICT Manager, Regus]


IP Telephony                  Storage
IP Transit                    Streaming
IP VPN                        Voice Telephony
LAN Connectivity              Voice over IP
Leased Lines                  Wavelength

COLT serves up an ace for Davis Cup

Fast and flexible delivery qualifies COLT to host the Davis Cup website for the International Tennis Federation.

[GRAPHIC  OMITTED:  Graphic which states the following:
"We were looking for a high-profile, tier-one ISP that owned and managed its own network and could guarantee a robust, reliable and scalable platform for our unusually variable levels of website traffic. We found what we were looking for in COLT." Mat Pemble, ICT Manager, ITF]

The world governing body of tennis

The International Tennis Federation (ITF) is the world governing body of tennis, with 199 National Associations. The highlight of the ITF's annual calendar is Davis Cup by BNP Paribas - the largest annual international team competition in sport, which attracts entries from more than 140 nations.

Live scores and match reports

The ITF enables tennis fans around the world to keep up with the latest news through the official Davis Cup website. www.daviscup.com provides live score information, news on match events, the players and future competitions. It also holds a wealth of historical data, drawing on the ITF's extensive in-house tennis database - the world's largest, with results going back 100 years containing details on some 18,000 players.

50 million hits in three days

The demands on the Davis Cup website are intense. Whilst most months www.daviscup.com receives around one million page views, during the last Davis Cup final, for example, the site received 50 million hits over three days, most of which were people checking the live scoring service.

Year on year, the number of visitors to the site is also increasing - while the total number of page views in 2001 was 74 million, this figure grew by 50 per cent in 2002 with further significant growth in 2003.

Serving an international audience

It is essential that www.daviscup.com is available roundthe- clock. The site serves a truly international audience and it is possible for eight concurrent matches to be played across as many different time zones. Content must be up-to-date and accessible at all times.

Expertise drives turn-round

Although content development and design is managed in-house at the ITF, the federation wanted an external provider to manage all aspects of the hosting hardware. The ITF was impressed with the knowledge of COLT's people during initial requirements meetings. The calibre of COLT's technical team, for example, enabled technical specifications to be drawn up within a month.

Accommodating huge traffic peaks

By designing and building a secure, fully resilient, hosted solution running on a scalable Windows(R) 2000 infrastructure, COLT created a high-availability system with high bandwidth connections able to cope with the enormous spikes in traffic. The site gets 80 to 90

                                                           Customer Case Studies

percent of its annual traffic - around 150 Gbytes of data - during an average World Group weekend. Application-level usage is actively managed so that if the demands of live scoring information become excessive, settings can be adjusted in order that demand levels are met without affecting access to the core website content.

[GRAPHIC  OMITTED:  Graphic which states the following:
"The ITF recognised early on that the Web is now the crucial third dimension alongside TV coverage and newspaper reporting. With COLT's help, the ITF has now secured its credentials as the top seed for tennis content provision." Bruce Jones, Director of Managed Hosting Services COLT]

The service is delivered via two 100Mbps Internet connections running over COLT's integrated 20,000 kilometre network that directly connects over 9,000 buildings in 32 major cities in 13 countries across Europe and beyond.

Setting real time standards

With live coverage of all World Group ties, the website has set a new standard in the provision of real-time sports information - ranging from live scores and statistics to journalist and photographic commentary. All content is dynamically generated from distributed databases managed by a specially developed content management system.

VPN for secure updating

COLT has provided secure VPN (Virtual Private Network) connection so that the ITF and third party application developers can securely update content at any time. VPN links also facilitate the transmission of live scoring and related statistics direct from the umpire's chair at each tie, wherever in the world it is. COLT has taken responsibility for database sizing and growth prediction in order to ensure service levels are maintained - it's providing some 100 Gbytes of storage, ensuring ample capacity for future growth.

Towards interactive content

COLT's stable website platform will enable the ITF to extend its web service by introducing new, eye catching interactive content and personalised content delivery, possibly including games, quizzes, competitions and SMS score updates direct to mobile phones - even video streaming. The scope of the website will also be broadened to cater for teams below the elite World Group level.

[GRAPHIC  OMITTED: Davis Cup Website]

[GRAPHIC  OMITTED: Opodo logo]

Opodo takes off with COLT

COLT delivers a fully resilient, pan-European service with COLT IP VPN
Corporate.

World travel online

Opodo is an online service that provides travellers with unbiased access to competitively priced world travel. The website provides access to flights from over 400 airlines, 30,000 hotels, 7,000 car hire locations and travel insurance worldwide. Opodo was created in 2001 and is owned by nine of Europe's leading airlines - Aer Lingus, Air France, Alitalia, Austrian Airlines, British Airways, Finnair, Iberia, KLM and Lufthansa, and Amadeus, a leading GDS and travel technology provider. It currently offers its services through its three sites in Germany, the UK and France and is visited by more than seven million people each month.

A critical challenge

In 2002, Opodo was faced with a critical challenge. Its wide-area network (WAN) service provider was in liquidation, and unless it could appoint a new supplier to install and manage its European network, it wouldn't be able to deliver its services to customers.

The situation was doubly critical because the website is Opodo's main channel to market. Any downtime or failure of the website would have serious repercussions on the business and the brand as a whole.

A rapid response

Opodo's first action was to request competitive tenders from a number of European network providers. As a customer, Opodo expected rapid and reliable delivery of a complex technical solution in a mission-critical environment. The company was looking for speed of response, cost efficiency, technological expertise and guaranteed speed of delivery.

[GRAPHIC  OMITTED:  Graphic which states the following:
"Our previous experience meant that we had to quickly appoint a new supplier in this sector. COLT met all our requirements - their team ensured that focus was maintained throughout this complex and challenging project and that we got the results we needed when we needed them." George Henderson, IT Operations Manager, Opodo]

COLT IP VPN Corporate
Opodo chose COLT because of COLT's strong pan-European presence, which enables it to leverage strong existing relationships with local incumbent telecommunications companies, thus supporting Opodo's aggressive delivery requirements. Using high-bandwidth technology, IP VPNs provide organisations with a secure internal network that can connect offices, home workers, suppliers and customers around the globe at a fraction of the cost of leased lines. It's a cost-effective alternative to building wide-area connectivity.

                                                           Customer Case Studies

Full resilience, complete reliability

COLT's solution involved installing two circuits - each linked to a different point of presence (PoP) server - into every Opodo site. With this set-up it would deliver full resilience and eliminate the reliability problems that Opodo had suffered in the past.

[GRAPHIC  OMITTED:  Graphic which states the following:
"We were able to prove to Opodo that COLT IP Corporate could exceed their expectations. Our technical team was there when they wanted it and pulled out all the stops so that we could deliver on time." Daryl Szebesta, Director of Data Services Outsourcing, COLT]

This was underpinned by COLT's owned and managed 20,000 kilometre network, which directly connects over 9,000 buildings in 32 major cities in 13 countries. This resource means that, unlike the majority of solutions providers, COLT doesn't have to rely upon third parties to install or maintain the physical network, nor does it have to spend time procuring and installing new cable because it already owns circuits across Europe.

In instances where the solution did require third-party involvement, COLT was able to leverage its existing relationships with European telecommunications providers in order to get their input without delay.

COLT's status as a network owner also means that Opodo is able to expand its network more seamlessly enabling it to open new offices more quickly and increase the bandwidth of the services it provides.

A two-phase project

The COLT solution was planned in two phases. The first was to get operational with a single circuit linking Opodo's locations throughout Europe so that the Opodo website remained operational whatever happened to the company's incumbent solutions-provider. COLT completed phase one in just six weeks.

Phase two of the project, which again took just six weeks, involved doubling up across the entire network in order to provide full resilience from a completely redundant circuit whilst at the same time installing higher-bandwidth services.

Delivering expansion ahead of schedule
COLT IP VPN Corporate is delivering on its promises to Opodo. The reliability of service is excellent and has also proved to be easily expandible. Opodo has opened two new offices while using COLT services - both of which were connected and up and running ahead of schedule.

[GRAPHIC  OMITTED: Opodo Website]

Stronger Through Partnership

COLT works closely with key partners to deliver integrated systems and comprehensive business solutions. These business partnerships benefit our customers immensely - from a single point of contact for access to industry-leading applications and developments to the ability to offer competitive pricing. We are proud that the best names in the industry choose to partner with COLT.

Cisco Systems

Cisco Systems, Inc. is the worldwide leader in networking for the Internet. Cisco's Internet Protocol based (IP) networking solutions are the foundation of the Internet and most corporate, education, and government networks around the world. COLT and Cisco work together to deliver a full range of IP services to business across Europe, combining Cisco's market leading technology with COLT's flexibility and quality services.

Hewlett-Packard

HP is the leading global provider of products, technologies, solutions and services to consumers and business. COLT and HP work together to deliver integrated solutions to European business customers, using HP's innovative products and services and COLT's high quality, flexible services.

Microsoft

Microsoft is the worldwide leader in software, services and Internet technologies for personal and business computing. COLT is a Hosted Messaging and Collaboration accredited partner.

                                                           COLT Service Partners

Nortel Networks

Nortel Networks is the preferred supplier of network equipment for COLT's High Speed Service optical solutions. Using COLT's extensive backbone and Nortel Networks optical products, COLT is able to offer world class storage, business continuity, managed wavelength and optical Ethernet solutions.

Nortel Networks has designated COLT a Gold Solutions Partner, one of its premier partnership accreditations, recognised industry-wide.

Oracle

Oracle is the world's largest enterprise software company, providing enterprise software to the world's largest and most successful businesses. COLT provides infrastructure support for Oracle in Europe and has been selected as an Approved Network Provider (ANP) and authorised Hosting Service Provider (HSP).

Sun Microsystems

Sun's singular vision - The Network Is The Computer(TM) - has propelled Sun Microsystems, Inc. to its position as a leading provider of industrial-strength hardware, software and services that make the Network. COLT's Internet Solution Centres are SunTone(TM) accredited, which recognises our outstanding quality of service and provides official proof of the high quality, reliability, scalability and security of our outsourced products and services.

[GRAPHIC  OMITTED:  Graphic which states the following:
"COLT's 'Gold Solutions Partnership' accreditation illustrates the company's ability to provide a high-quality service to its customers." Steve Pusey President, EMEA Nortel Networks Europe ]

COLT partners with:

[GRAPHIC OMITTED: Logos of Cisco Systems, Hewlett-Packard, Microsoft, Nortel Networks, Oracle and Sun Microsystems]

Continued growth in a tough environment

OVERVIEW

COLT'S key financial objectives are to grow profitable revenues, to tightly manage operating costs and to improve control of capital expenditure. In 2003 we made good progress in each of these areas which drove significant improvements in both operating margins and in cash flow.

Turnover increased by 14% to (pound)1,166.3 million, gross margin before depreciation and exceptional items improved from 30.5% to 34.2%, EBITDAmargin doubled from 7% to 14%, free cash outflow reduced from (pound)300.0 million to (pound)30.4 million and capital expenditure was (pound)141.0 million compared with (pound)412.1 million in 2002.

[GRAPHIC OMITTED:  Photo of Marina Wyatt, Chief Financial Officer]

Our growth has been underpinned by a conservative balance sheet. COLT has (pound)802.4 million of cash and liquid resources and a relatively low cost of debt of 6.2%.


Key Financial Data(1)                              Twelve months ended
                                                       31 December
                                                 -----------------------
                                                    2002          2003
                                                 (pound)'m    (pound)'m
                                                 ---------    ----------

Turnover                                           1,027.2     1,166.3
Interconnect and network costs before
   exceptional items                                (713.6)     (766.9)
                                                   -------     -------
Gross profit before depreciation and
   exceptional items                                 313.6       399.4
Gross profit before depreciation and
   exceptional items %                                30.5%       34.2%
Network depreciation                                (212.0)     (204.4)
Exceptional interconnect and network costs          (526.3)       --
                                                   -------     -------
Gross profit (loss)                                 (424.7)      195.0
                                                   =======     =======
Loss for the period (before exceptional items)      (236.1)     (134.7)
                                                   =======     =======
Loss for the period (after exceptional items)       (718.3)     (124.6)
                                                   =======     =======
EBITDA(2)                                             71.5       163.4
                                                   =======     =======
---------------
(1) The full UK GAAP results are presented under "Group Profit and Loss Account" on page 45.

(2) EBITDA (earnings before interest, tax, depreciation, amortisation, foreign exchange, infrastructure sales and exceptional items) is viewed by management as an operating cash flow measure. Refer to Note 17 of the financial statements for a reconciliation from EBITDA to net cash inflow (outflow) from operating activities.

With 72% of revenues denominated in Euros our turnover when stated in British pounds benefited from the strength of the Euro. On a constant currency basis turnover growth was 6%.

Gross profit before depreciation and exceptional items increased by 27% to (pound)399.4 million reflecting the overall growth of the business, improved mix and the benefits of our ongoing cost containment plans.

                                                                Financial Review

[GRAPHIC  OMITTED:  Graphic which states the following:
"COLT'S key financial objectives are to grow profitable revenues, to tightly manage operating costs and to improve control of capital expenditure. In 2003 we made good progress in each of these areas which drove significant improvements in both operating margins and in cash flow. " Marina Wyatt, Chief Financial Officer]

Tight cost control and back office scale efficiencies drove further significant improvement in sales, general and administrative expenses (SG&A) as a percentage of turnover which reduced from 24% in 2002 to 20% in 2003.

EBITDA improved by 128% to (pound)163.4 million, excluding exceptional items.

COLT continues to invest in growth. Capital expenditure in 2003 was (pound)141.0 million of which approximately 75% was directly associated with winning new customers or selling more to existing customers. The balance was invested in our underlying infrastructure and support systems in support of our continued drive to further improve quality and efficiency.

A conservative balance sheet and a strong cash position have always been part of COLT's strategy and have stood the Company well in the tough market conditions of the past few years. At 31 December 2003 COLT had balances of cash and liquid resources of (pound)802.4 million. COLT continued to take advantage of volatile financial markets during 2003 and purchased (pound)31.4 million in Notes for (pound)23.8 million. COLT also redeemed all of the outstanding U.S. dollar 12% Senior Notes due 2006 for (pound)120.7 million, resulting in net interest savings of approximately (pound)30 million from 2004 to 2006.

The overall financial health of COLT is of significant benefit in winning new business and leaves the Company well positioned to make further progress during 2004 and beyond.

REVIEW OF OPERATIONS 2003 COMPARED TO 2002

Turnover

Turnover increased from (pound)1,027.2 million in 2002 to (pound)1,166.3 million in 2003, an increase of (pound)139.1 million or 14%. Turnover also benefited from the weakness of the British pound relative to the Euro. At constant exchange rates turnover grew by 6%. The increase in turnover was driven by continued demand for COLT's services from existing and new customers and new service introductions. However, the rates of growth have been affected by weak economic growth across Europe generally.

Turnover from corporate customers increased from (pound)584.8 million in 2002 to (pound)692.7 million in 2003, an increase of 18%. Turnover from corporate customers represented 59% of total turnover in 2003 compared with 57% in 2002. Switched turnover from corporate customers in 2003 was (pound)337.0 million, an increase of 14%. Non-switched and other turnover from corporate customers in 2003 was (pound)355.7 million, an increase of 23%.

Turnover from wholesale customers increased from (pound)442.5 million in 2002 to (pound)473.6 million in 2003, an increase of 7% and represented 41% of total turnover compared with 43% in 2002. Switched turnover from wholesale customers in 2003 was (pound)365.7 million, an increase of 11%. Non-switched and other turnover from wholesale customers in 2003 was (pound)108.0 million, a decrease of 5%.

In 2003, 21.9 billion switched minutes were carried compared with 20.0 billion in 2002. Average switched revenue per minute increased by 3% in 2003 over 2002.

At 31 December 2003 COLT had 26.6 million voice grade equivalent private wires in service, an increase of 30% compared to 31 December 2002. Growth in non-switched services reflected the growth in demand for local, national and international bandwidth services, partially offset by circuit cancellations, and to a lesser extent, the disposal of COLT eCustomer Solutions France SAS ('Fitec') towards the end of the year. The growth in non-switched services also reflects the growing success COLT is achieving in the provision of IP VPN services.

Cost of Sales

Cost of sales, before exceptional items, increased from (pound)925.6 million in 2002 to (pound)971.4 million in 2003, an increase of (pound)45.8 million or 5%.

Interconnection and network costs, before exceptional items, increased from (pound)713.6 million in 2002 to (pound)766.9 million in 2003 as a result of the overall increase in business partially offset by ongoing cost containment measures.

Network depreciation, before exceptional items, decreased from (pound)212.0 million in 2002 to (pound)204.4 million in 2003. The decrease was primarily attributable to the impairment provisions recorded in September 2002, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.

In 2002, an exceptional charge of (pound)18.3 million was recognised for severance provisions related to the staff reduction programmes announced in February and September 2002 and an impairment charge of (pound)508.0 million was recognised to ensure that the asset base remained aligned with the realities of the market place. There were no exceptional charges in 2003.

Operating Expenses

Operating expenses, before exceptional items, decreased from (pound)292.0 million in 2002 to (pound)274.5 million in 2003.

Selling, general and administrative (SG&A) expenses, before exceptional items, decreased from (pound)242.1 million in 2002 to (pound)235.9 million in 2003. The reduction in 2003 reflected ongoing cost containment measures. SG&A before exceptional items as a proportion of turnover was 20% in 2003 compared with 24% in 2002.

Other depreciation and amortisation, before exceptional items, decreased from (pound)49.9 million in 2002 to (pound)38.5 million in 2003. The reduction in 2003 reflected the effect of the impairment provisions recorded in September 2002 and other assets being fully depreciated, partially offset by increased investment in customer service and support systems.

In 2002, an exceptional charge of(pound)18.9 million was recognised for severance provisions related to the staff

[GRAPHIC OMITTED: Bar charts showing quarter to quarter growth of COLT's revenues and customer base from 2000 through 2004 having the following data points:

Revenue in millions of pounds

2000   Q1                                 132,156
       Q2                                 151,049
       Q3                                 166,693
       Q4                                 190,387
2001   Q1                                 209,416
       Q2                                 224,078
       Q3                                 231,424
       Q4                                 240,769
2002   Q1                                 246,798
       Q2                                 258,252
       Q3                                 259,032
       Q4                                 263,176
2003   Q1                                 271,720
       Q2                                 292,967
       Q3                                 295,368
       Q4                                 306,263


Customers

2000   Q1                                   4,741
       Q2                                   5,566
       Q3                                   6,323
       Q4                                   7,388
2001   Q1                                   8,301
       Q2                                   9,545
       Q3                                  10,348
       Q4                                  11,386
2002   Q1                                  12,277
       Q2                                  13,392
       Q3                                  14,165
       Q4                                  15,523
2003   Q1                                  16,316
       Q2                                  17,334
       Q3                                  17,405
       Q4                                  19,565]

                                                                Financial Review

reduction programmes announced in February and September 2002 and an impairment charge of (pound)43.0 million was recognised to ensure that the asset base remained aligned with the realities of the market place.

In December 2003 an exceptional profit of (pound)2.5 million was recognised on disposal of 'Fitec' and COLT Internet AB (Sweden Internet).

Interest Receivable, Interest Payable and Similar Charges

Interest receivable decreased from (pound)38.1 million in 2002 to (pound)26.7 million in 2003 due to reduced average balances of cash and investments in liquid resources and lower rates of interest during the period.

Interest payable and similar charges decreased from (pound)96.3 million in 2002 to (pound)88.3 million in 2003. The decrease was due primarily to a reduction in debt levels reflecting the purchase and redemption of some of the Company's outstanding notes during 2002 and 2003.

Interest payable and similar charges in 2003 included: (pound)34.4 million of interest and accretion on convertible debt; (pound)51.7 million of interest and accretion on non-convertible debt; and (pound)2.2 million of other interest and unwinding of discounts on provisions.

Gain on Purchase of Debt

Gains arising on the purchase of debt during 2003 amounted to (pound)7.6 million. Gains arising on the purchase of debt in 2002 were (pound)101.7 million.

Redemption of U.S. Dollar Senior Discount Notes

On 22 December 2003 all of the outstanding U.S. dollar 12% Senior Discount Notes due 2006 were redeemed at the principal amount of the Notes for a cash consideration of (pound)120.7 million.

Exchange Gain (Loss)

In 2003 there were exchange gains of (pound)6.4 million compared with exchange gains of (pound)12.4 million in 2002. These gains were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars. In 2002 there was an exceptional exchange gain of (pound)4.8 million from the unwinding of the forward foreign currency contracts previously held as a condition of the bank facility which COLT terminated in June 2002.

Tax on Loss on Ordinary Activities

In 2002 and 2003, COLT generated losses on ordinary activities of (pound)718.3 million and (pound)124.6 million, respectively and therefore did not incur a tax obligation.

[GRAPHIC OMITTED: Bar charts showing quarter to quarter growth of COLT's private wire "voice grade equivalents" and switched minutes having the following data points:

Private Wire VGE's in `000's

Q1                                       4,327
Q2                                       5,374
Q3                                       6,841
Q4                                       8,486
Q1                                      10,248
Q2                                      12,060
Q3                                      13,964
Q4                                      15,332
Q1                                      15,753
Q2                                      17,164
Q3                                      18,741
Q4                                      20,423
Q1                                      21,759
Q2                                      23,347
Q3                                      25,178
Q4                                      26,613


Switched minutes in Millions

2000   Q1                                      3,250
       Q2                                      3,948
       Q3                                      4,142
       Q4                                      4,418
2001   Q1                                      4,625
       Q2                                      5,038
       Q3                                      5,063
       Q4                                      5,522
2002   Q1                                      5,327
       Q2                                      5,118
       Q3                                      4,592
       Q4                                      5,003
2003   Q1                                      5,092
       Q2                                      5,245
       Q3                                      5,498
       Q4                                      6,062]

LIQUIDITY AND CAPITAL RESOURCES

The costs associated with the construction and expansion of COLT's networks, including development, installation and operating expenses have resulted in cumulative negative cash flows. COLT does not expect to achieve sustainable positive free cash flow until some time during 2005.

Net cash inflow from operating activities was (pound)139.3 million in 2002 and (pound)147.9 million in 2003. Changes to cash flow from operations include the effect of the timing of stage billings and payments with telecommunications operators associated with the construction of the Company's inter-city network and the effects of movements in provisions. Net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment decreased from (pound)439.3 million in 2002 to (pound)178.3 million in 2003.

Free cash flow, the sum of net cash inflow from operating activities less net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment, improved from an outflow of (pound)300.0 million in 2002 to an outflow of (pound)30.4 million in 2003.

The decrease in net cash outflow was primarily a result of reduced purchases of tangible fixed assets, which decreased from (pound)412.1 million in 2002 to (pound)141.0 million in 2003.

Net cash outflow from financing in 2002 was (pound)97.2 million compared with (pound)142.8 million in 2003. The changes were primarily as a result of the redemption of the U.S. dollar 12% Senior Discount Notes on 22 December 2003 for (pound)120.7 million partially offset by reduced bond purchases, which decreased from (pound)97.2 million in 2002 to (pound)23.8 million in 2003.

COLT had balances of cash and investments in liquid resources at 31 December 2003 of (pound)802.4 million compared with (pound)934.9 million at 31 December 2002.

TREASURY POLICY

The Company operates a centralised treasury function, the prime objective of which is to optimise the return on the Company's cash balances and to manage the working capital requirements of the Company. In addition to liquidity risks, the principal financial risks to which the Group is exposed arise from volatility in foreign currency exchange rates and interest rates. The Board regularly reviews these risks and approves associated risk management policies, including treasury strategy.

Liquidity Risk

The Company has financed its operations through a mixture of issued share capital and long term convertible and non-convertible debt. The proceeds from these issues are invested in marketable government securities or placed on short term deposit prior to being invested in the Company's operating companies to fund their operations. In addition to the financial instruments issued to finance its operations, the Company holds other financial instruments in the normal course of business such as trade debtors and trade creditors.

Other than as discussed below, the Company does not use, and has no current intention to use, any other derivative financial instruments.

Foreign Currency Risk

The Company is exposed to fluctuations in foreign currencies as its revenues, costs, assets and liabilities are, for the most part, denominated in local currencies. To manage this exposure, the Company's strategy is to raise its financing in a combination of British pounds and Euro denominated instruments to the extent possible in proportion to its existing net investment and committed capital expenditure in those currencies, offsetting currency differences arising with similarly denominated borrowings.

In addition to the financing raised in British pounds and Euros, the Company holds U.S. dollars as a result of issuing shares and senior discount notes in the United States. The Company was exposed to currency fluctuations between British pounds and the U.S. dollar on relative balances of outstanding senior discount notes and U.S. dollar denominated cash and

                                                                Financial Review

liquid resources during 2003 but on 22 December 2003 redeemed all of the outstanding U.S. dollar senior discount notes.

From time to time, the Company has entered into forward contracts to purchase foreign currencies to fund a portion of the Company's capital expenditure in those currencies. At 31 December 2003, no such contracts were outstanding.

Interest Rate Risk

The Company has managed risks associated with fluctuating interest rates by raising debt at fixed rates. Furthermore, by raising some debt as convertible debt, interest exposure on debt is further reduced. While fixed rate debt removes the cash flow risks associated with changing interest rates it does expose the Company to a level of market risk if rates alter significantly. As interest is earned on cash deposits and liquid resources at variable as well as fixed rates, changes in interest rates will have an impact on the amount of interest income earned.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable and cash and investments in liquid resources. Management believes the concentration of credit risk associated with accounts receivable is minimised due to distribution over many customers and different industries and risks associated with the Group's cash are mitigated by the fact that these amounts are placed in what management believes to be high quality financial institutions. The Group has not experienced any losses to date on its deposited cash.

Sensitivity Analysis

As a result of the procedures the Company has implemented to manage foreign currency exchange and interest rate risk as described above, a 10% change in the value of British pounds relative to other currencies would lead to a corresponding change in the fair value of its foreign currency denominated financial instruments of approximately (pound)50.1 million. A 10% change in interest rates across all maturities would lead to a corresponding change in the Company's earnings of approximately (pound)6.2 million based on the interest bearing assets and liabilities held during 2003.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

We will be required to use International Financial Reporting Standards (IFRS) to prepare our 2005 Financial Statements. In preparation for this, we have formed a project planning group which will meet on a regular basis and which will coordinate the work required to meet the reporting deadline.


/s/ Marina Wyatt
Marina Wyatt
Chief Financial Officer

[GRAPHIC  OMITTED:  Graphic which states the following:
"Our growth has been underpinned by a conservative balance sheet. COLT has(pound)802.4 million of cash and liquid resources and a relatively low cost of debt of 6.2%. " Marina Wyatt, Chief Financial Officer]

[GRAPHIC  OMITTED: Photo of the Board of Directors]

Steve Akin - President and Chief Executive Officer

Mr. Akin (58) was appointed President & Chief Executive Officer of COLT on 25 July 2002. He served as President of Fidelity Capital, the emerging business development arm of Fidelity Investments between January 1999 and July 2002 and as a member of Fidelity's Operating Committee. From 1997 to 1999 he was President of Fidelity Investments Systems Company in which position he served as Chief Information Officer responsible for computer operations, global telecommunications networks and enterprise-wide applications support and development. Prior to joining Fidelity in 1992 as President of Fidelity Retail Investor Services, Mr. Akin was President of Sprint Long Distance Consumer Services Group. He also served as Senior Vice President of National Customer Operations of Sprint. In 1987, Mr. Akin was Chief Operations Officer at United Telephone Company Midwest Group. Previously, Mr. Akin served as Chief Operations Officer at United Telephone of Indiana. He was appointed to the Board of Directors of COLT on 23 July 2002.

Andreas Barth - Non Executive Director

Mr. Barth (59) is currently a senior advisor to General Atlantic Partners, a private equity investment firm, Chairman of the board of BOG Management GmbH and a member of the supervisory board of TDS Informationstechnologie AG. From 1991 to 1999 he was Senior Vice President and General Manager Europe, Middle East and Africa with Compaq Computer Corporation and had previously held management positions at Thomson-CSF, Texas Instruments and Ford. He was appointed to the Board of Directors of COLT on 1 September 2003.

Barry Bateman - Chairman

Mr. Bateman (58) is Vice Chairman of Fidelity International Limited, having served as President of Fidelity International Limited from 1991 until 2001. Mr. Bateman joined Fidelity in 1981, initially as Marketing Director. From 1989 to 1991, he was Managing Director of Fidelity Investment Management Ltd and from 1986 to 1989 he served as Managing Director of Fidelity Investment Services Ltd. Prior to joining Fidelity Mr. Bateman was Marketing Director at Datastream from 1975 until 1981 and prior to this served as Research Director at Hoare Govett Ltd from 1972 until 1975. Mr. Bateman served as Chairman of AUTIF from 1991 until 1993 and is currently a Director of the Investment Management Association. He was appointed to the Board of Directors of COLT on 27 September 1996 becoming the non executive Chairman on 1 January 2003.

COLT Telecom Group plc Board of Directors

Paul Chisholm - Non Executive Director


Mr. Chisholm (55) served as the President of COLT from 1995 and Chief Executive Officer of COLT from 1996, until January 2001 when he resigned from his executive position. He was appointed to the Board of Directors of COLT on 22 September 1996. He served as the first Managing Director of COLT Telecommunications from its inception in 1992 until 1995. From 1988 until 1992, he was the first Vice President and General Manager of Teleport Communications Boston, Inc., one of the first competitive access providers in the U.S. From 1985 until 1988, Mr. Chisholm was the Vice President - Telecommunications of Shawmut Bank in Boston. From 1974 until 1985, he was employed in various management positions at New England Telephone & Telegraph Co. and AT&T Corp. He served as the first Chairman of the Other Licensed Operators Group, a regulatory reform group in the United Kingdom from 1993 to 1995. Mr. Chisholm is also a non executive Director of Sycamore Networks Inc. and Netifice Communications Inc. and Chief Executive Officer of Mindshift Inc.

James Curvey - Non Executive Director

Mr. Curvey (68) is a Director and Vice Chairman of FMR Corp. He was appointed to the Board of Directors of COLT on 29 September 1996 and was non executive Chairman between May 1999 and December 2002. Mr. Curvey joined Fidelity Investments in June 1982, as Vice President, Human Resources, became Senior Vice President for Administration in January 1983 and President of Fidelity Capital in December 1986. He served as Chief Operating Officer of FMR from May 1997 until September 1998 and as President and Chief Operating Officer of FMR Corp. from September 1998 until July 2000. Prior to joining Fidelity Investments, Mr. Curvey was Vice President, Human Resources for Chase Manhattan Corp. in New York. Before joining Chase Manhattan Corp. in 1976, Mr. Curvey served for six years, as Director of Personnel for the Department of Housing and Urban Development in Washington, D.C. Mr. Curvey is a Director of Geerlings & Wade, a wine distribution company.

Vincenzo Damiani - Non Executive Director

Mr. Damiani (64) was until August 2002 Corporate Vice President, EDS Corporation and a member of the EDS Executive Board for Europe, Middle East and Africa with specific responsibility for the Mediterranean Region and Chairman of the Board of EDS Italy. Before joining EDS in 1997, Mr. Damiani spent 29 years at IBM where he held several management positions, including President of Marketing and Services of IBM Europe, Middle East and Africa. Mr. Damiani was also a member of the Executive European Committee and member of the Board of IBM Europe. In 1993 Mr. Damiani was appointed Corporate Vice President and President of Digital Equipment Europe. Mr. Damiani is a non executive Director of Banca di Roma, and is a member of its Executive Committee. Mr. Damiani is also a non executive Director of Augeo Holding BV. He was appointed to the Board of Directors of COLT on 23 July 2002.

Hans Eggerstedt - Non Executive Director

Mr. Eggerstedt (66) is a former Finance Director of Unilever, having retired from that position in 1999. Prior to being appointed Finance Director he held a range of management positions with Unilever and is currently a member of the Supervisory Board of Unilever Deutschland. Mr. Eggerstedt is also a member of the Advisory Council of the ING Group, a member of the Supervisory Board of Rodamco Europe and is a non executive Director of both Jeronimo Martins and bolero.net. He was appointed to the Board of Directors of COLT on 2 June 2003.

Robert Hawley (CBE) - Non Executive Director

Dr. Hawley (67) was Chief Executive of British Energy plc until 1997 and before that until 1995 he was Chief Executive of Nuclear Electric plc. He was the Chairman of Taylor Woodrow plc, until May 2003. He is a non executive Director of Rock Tron plc and Rutland Trust plc. Dr. Hawley is advisor to HSBC Investment Bank plc and is registered with the Securities and Futures Authority. He was Chairman of the Engineering Council and the Particle Physics and Astronomy Research Council and the CBI/UK Korea Economic Co-operation Council. He was appointed to the Board of Directors of COLT on 21 August 1998.

Timothy Hilton - Non Executive Director

Mr. Hilton (51) is President of Fidelity Broadband Group. He joined Fidelity in 1996 as Senior Vice President of Fidelity Capital, became a Managing Director and served as President of Fidelity Capital from June 1997 until July 1999 and served as President of Fidelity Ventures from January 1999 until April 2000. Prior to joining Fidelity Mr. Hilton was a senior partner and member of the management and executive committees of the Boston based corporate law firm of Sullivan & Worcester. He was appointed to the Board of Directors of COLT on 26 May 1999.

H.F. van den Hoven (KBE) - Non Executive Director

Mr. van den Hoven (80) served as Chairman of the Supervisory Board of ABN Amro Bank from 1984 to 1994 and as Chairman of Unilever N.V. from 1976 to 1984. He was appointed to the Board of Directors of COLT on 30 September 1996. He is a member of the board of Hunter Douglas and is a Director for a number of funds managed by Fidelity International Limited.

Mark Jenkins - Executive Director & Company Secretary

Mr. Jenkins (46) was appointed Director of Legal Services and Company Secretary in May 1998 and to the Board of Directors of COLT on 23 May 2002. Between 1992 and 1998 he was Group Company Secretary and Head of Legal of Peek plc. From 1987 until 1992 he was Company Secretary of SKF (UK) Limited the UK operations of AB SKF the Swedish multinational rolling bearing manufacturer, and between 1985 and 1987 he was Group Company Secretary's Assistant at M.K. Electric Group plc. From 1981 until 1985, he practised at the Bar.

Report of the Board of Directors

The Directors submit their report and the audited financial statements for the year ended 31 December 2003.

Principal Activities and Review of Business

The consolidated profit and loss account for the year is set out on page 45 and the financial review is set out on pages 18 to 23. The Directors are not recommending the payment of a dividend.

COLT is a leading provider of high bandwidth data, Internet, voice and advanced telecommunication services to business and governmental customers across Europe. COLT operates state-of-the-art fibre optic networks in the major financial and business centres of Europe with each of its local city-networks and Internet Solution Centres inter-linked to form a single IP-based pan-European network. A review of the Company's activities is set out on pages 4 to 15.

Future Developments

The Company has completed its network build phase. It is therefore giving even greater focus to the continued development and delivery of its products and services through the fibre optic telecommunications networks that it has developed in Europe and to developing its customer base through the leveraging of local presence and market knowledge as set out in the review of the Company's activities on pages 4 to 15.

Employees

The objective of the Company's relationship with its employees is to maximise every opportunity for employees to share in the Company's success, from owning shares to taking responsibility at the earliest opportunity. This objective is underpinned by an employment approach which measures each individual by their personal contribution to the success of the Company. The culture of the Company is also one of equality of opportunity in both recruitment and promotion. The Company is committed to attracting and retaining the best people based upon ability and merit. The Company is conscious of its obligations to disabled persons and makes every effort to ensure they receive equal opportunities and are not discriminated against on grounds of their disability. It is the policy of the Company that disabled people receive full and fair consideration for all job vacancies for which they are suitable applicants. Employees who become disabled during their working life will be retained in employment wherever possible and will be given help with any necessary rehabilitation and retraining. The Company is, where practicable, prepared to modify equipment and procedures in order to make full use of an individual's abilities.

The Company operates internationally and its employment policies are designed to meet local requirements and conditions. It is Company policy to keep employees as fully informed as possible on matters which affect them through direct face-to-face briefings and other established procedures for communication.

Health and Safety

The Company considers the health, safety and welfare of its employees and others that may be affected by its activities to be of primary importance to the success of the Company. COLT recognises that a safe and healthy company is as important to long term strength and stability as other key aspects such as cost management, quality and productivity. All of these elements are considered to be closely interrelated and mutually dependent. Consequently, employees' contributions to the continual improvement of the Company's health and safety performance are recognised as being of equal importance to other aspects of our business performance.

It is the Company's belief that most work related incidents and ill health can be prevented. The Company aims to eliminate all unnecessary and unacceptable risks from the work environment and reduce all remaining risks as far as possible. The correct way to do any job is the safe way, and the Company undertakes to ensure that members of staff are provided with the resources they need to carry out every job safely. Whilst meeting UK and European legislative

                                                Report of the Board of Directors

requirements, the Company will endeavour to surpass the minimum standards of compliance and strive towards achieving and being one of the companies setting the standards of health and safety best practice within the telecommunications industry. In order to achieve the above two key objectives the Company has, for example, in the UK developed and implemented a proactive Safety Management System, based on the principles of continual development and improvement.

Charitable and Political Contributions

The contributions made during 2003 for charitable purposes were (pound)48,766. There were no political contributions made during the year.

Environment

The Company is committed to using working practices designed to protect and safeguard the environment. This is important for all aspects of the Company's business but particularly so when undertaking its network construction works. The Company accepts that it has a responsibility to ensure that work is carried out in a manner that will not cause damage to the environment and that the effects of construction on the environment are not lasting.

In recognition of the possible impacts that our activities can have on the environment we have formed in our UK business a cross-functional environmental steering committee. This Committee has received training in environmental management and, having undertaken an initial status review of environmental impacts, is now working on the development of an environmental management system.

Environmental impacts most relevant to the Company include energy and fuel use, the storage of fuel oil for generators, water use and waste generation. All services are provided and delivered in a manner calculated to ensure that there is no inappropriate waste and with a heightened awareness of the environmental issues and the potential effects on the community generally. It is the responsibility of our employees to work in a manner that will not have a detrimental effect on the environment and to provide services of the highest quality that have a beneficial effect for our customers and the community in which we operate.

Creditor Payment Terms

COLT Telecom Group plc is a holding company and therefore has no trade creditors. It is the normal policy and practice of the Company's subsidiaries to agree to the terms of transactions, including payment terms with suppliers, and provided such suppliers perform in accordance with such terms, that payment is made accordingly. At 31 December 2003, the number of days of annual purchases represented by year end creditors for the Company's subsidiaries was 38 days (2002: 35 days).

Share Capital

Changes to the share capital of the Company are set out in note 13 of the Annual Report. At the Annual General Meeting in April 2003 the shareholders authorised the Company to purchase its own shares up to a maximum number of 150 million and a resolution to extend this authority will be proposed at the forthcoming Annual General Meeting. No such shares were purchased by the Company during the year and no contract has been entered into in respect of any such purchase.

Substantial Holdings

The Directors are aware of the shareholders (see table below) who at 24 February 2004 have interests (within the meaning of Part VI of the Companies Act) which represent, or will represent, 3% or more of the issued ordinary share capital of the Company.

Shareholder                           Number of Ordinary Shares
---------------------------------------------------------------
FMR Corp (1)                                       450,825,915
Fidelity Investors Limited Partnership (2)         313,073,111
Amvescap plc (3)                                   150,163,486
Fidelity International Limited (4)                  80,807,457

-------------
(1) FMR Corp.'s (82 Devonshire Street, Boston, Massachusetts 02109 USA) holding is through (a) the holding by Colt, Inc. of 51,062,265 ordinary shares, which is an indirect wholly owned subsidiary of FMR Corp., which is therefore also interested in the Company's Ordinary Shares (b) 173,556,038 ordinary shares owned beneficially by The COLT Inc. 2003 Annuity Trust, 82,723,580 Ordinary Shares owned beneficially by The Colt Inc. 2002 Annuity Trust, 78,113,593 Ordinary Shares owned beneficially by The Colt, Inc. 2001 Annuity Trust and 1,575,038 Ordinary Shares owned beneficially by The Colt, Inc. 2001 Charitable Trust (together, the ''COLT Trusts"). The Trustee of the COLT Trusts is a wholly-owned subsidiary of FMR Corp, (c) Strategic Advisers, Inc., a wholly-owned subsidiary of FMR Corp., which has sole voting power of 59,787,569 Ordinary Shares beneficially owned by three charitable foundations managed by Strategic Advisers, Inc.: Edward C. Johnson Fund (9,715,293 Ordinary Shares); Fidelity Foundation (9,810,218 Ordinary Shares); and Fidelity Non-Profit Management Foundation (43,604,690 Ordinary Shares), and (d) 665,200 Ordinary Shares owned beneficially by the COLT Incentive Shares Plan Trust, of which Colt, Inc. is the joint trustee.

(2) Fidelity Investors Limited Partnership (82 Devonshire Street, Boston, Massachusetts 02109 USA) is a Delaware limited partnership.

(3) Amvescap plc (30, Finsbury Square, London, EC2A 1AG) is a fund manager whose interest is a non-beneficial interest held either directly, or through its subsidiary companies.

(4) Fidelity International Limited (Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda HM-19) is a Bermuda company.

Relationship Agreement

In December 1996, the Company entered into a Relationship Agreement with FMR Corp., COLT Inc., Fidelity Investors Limited Partnership, FIL Trust Company Limited (formerly FIL Bank and Trust Company Limited) and Fidelity International Limited (the "Contracting Parties"). In general, the Relationship Agreement will continue in effect while the Contracting Parties or their affiliates hold at least 30% of the share capital of the Company. The Relationship Agreement contains certain undertakings by the contracting parties, including undertakings relating to voting for Directors, non-competition, arms-length dealings and acquisition of additional ordinary shares of the Company.

Consulting

Both the Company and Fidelity Capital Associates Inc. ("FCA") (a wholly owned subsidiary of FMR Corp.) have entered into separate 10 year agreements with each other to provide to the other certain consultancy services. The consultancy services the Company has agreed to provide to FCA include regulatory and economic advice, assistance in applying for licences and advice on FCA network construction (outside Europe). The Company is entitled to fees for services rendered at prevailing market rates for such services which will only be provided if not detrimental to the business or operations of the Company, as determined by the Company's independent Directors. FCA's consultancy services to the Company include, provided on an as and when needed basis, assistance in establishing and maintaining the Company's relationships with banks and other financial institutions, providing tax planning advice and financial and strategic planning. FCA is entitled to fees at the then prevailing market rates for such services. Both of the above agreements are terminable for material breach.

Insurance

The Company maintains comprehensive insurance policies, which the Company believes are adequate for the Company's purposes and the nature of the business and markets in which the Company operates. During the year the Company maintained liability insurance for its Directors and officers.

Directors

The Directors of the Company are listed on pages 24 and 25. Mr. Jenkins resigned as a Director and Company Secretary with effect from 29 February 2004.

Directors' Interests in Shares of the Company

The interests of Directors in the Company's ordinary shares (all of which are beneficial interests) at 1 January 2003 or date of appointment if later, and 31 December 2003, are shown below. Details of the Directors interests in options over the Company's ordinary shares are given on pages 42 to 43.


                                       1-Jan-03           31-Dec-03
------------------------------       ----------         -----------

Steven P. Akin                               --                  --
Barry R. J. Bateman                          --                  --
Andreas Barth                                --              16,109
Paul W. Chisholm                      4,670,582           4,179,813
James C. Curvey                              --                  --
Vincenzo Damiani                         29,834              42,162
Hans Eggerstedt                              --              19,206
Robert Hawley (CBE)                      49,423              58,654
Timothy T. Hilton                        46,080              46,080
H. F. van den Hoven (KBE)                70,086              82,413
Mark A. Jenkins (1)                       2,522               2,522

-----------------
(1) This total includes 1,685 bonus shares awarded to Mr. Jenkins under the terms of the Deferred Bonus Plan, and although they did not vest until 27 February 2004, Mr. Jenkins is for the purposes of this disclosure deemed to have had an interest in them.

Between 31 December 2003 and 24 February 2004, there has been no change in the interests of the Directors in the Company's shares or in the numbers of shares subject to option held by them.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP will be proposed at the next Annual General Meeting.

Annual General Meeting

An Annual General Meeting of the Company is to be held on 22 April 2004 at The Capital Club, 15 Abchurch Lane, London, EC4 7BB, and separate notification of this meeting will be sent to shareholders.


/s/ Mark A. Jenkins
By Order of the Board of Directors
Mark A. Jenkins
Secretary

                                                  Corporate Governance Statement

Corporate Governance Statement

Corporate Governance Combined Code Statement

The Directors recognise the importance of adopting good corporate governance practices in the best interests of shareholders as a whole. The principles of good governance set out in Section 1 of the Combined Code 1998 (the "1998 Code") have been applied in the way described below. The Directors also recognise that a revised Combined Code on Corporate Governance was published in July 2003 (the "2003 Code") and that it will replace the 1998 Code, (which may be removed from the UK Listing Rules) for reporting years commencing on or after 1 November 2003.

During the year ended 31 December 2003 the Company complied with Combined Code requirements as follows.

DIRECTORS

The Board, which met five times during the year, and at which all the Directors were present with the exception of Dr. Hawley who was unable to attend on one occasion, is primarily responsible for Company strategy. A schedule of matters reserved specifically for decision by the Board as a whole was adopted in 1998. These matters include the approval of Group policy, strategic plans and budgets, the sanctioning of the disposal of an investment, asset or business, capital expenditure, acquisition or other investments not contemplated by the Company's strategic plan and budgets, as well as the approval of financial and accounting matters such as the annual report and accounts and interim financial statements. The issue of any securities and the adoption of any significant change in the accounting policies or practices of the Company are also matters reserved for decision by the Board, as is the approval of all circulars and prospectuses including listing arrangements.

The appointment and removal of any person as a Director or Secretary, subject to recommendation of the Nomination Committee, is also a matter reserved for the Board as is the determination of the remuneration or the terms of service of any non executive Director. Other matters may be delegated from time to time to the Sub-Committee of the Board, or to any other Committee formed for any specifically delegated purpose.

The Board has established four committees as follows:

Audit Committee

The Audit Committee meets not less than four times each year and reports to the Board. It comprises exclusively of non executive Directors Messrs. van den Hoven (Chairman), Hawley, Damiani and with effect from 23 February 2004, Mr. Eggerstedt.

Of the four times it met during the year, with the exception of one meeting at which Dr. Hawley was not present, all members attended. The Committee meets at least once a year or as frequently as necessary with the external auditors without any Company management being present.

The main duties of the Committee are to keep under review the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance as well as the effectiveness of the Company's internal control policies and procedures for the identification, assessment and reporting of risks.

The Committee is also responsible for approving the terms of reference of the internal audit function, and for reviewing and monitoring its effectiveness. The Head of the Internal Audit function has the right of direct access to the Chairman of the Committee.

The Committee considers and makes recommendations to the Board as regards the appointment and re-appointment of the Company's external auditors and keeps under close review the relationship with external auditors including (but not limited to) their independence and objectivity, the effectiveness of the audit process and the policy on engagement of the external auditor to supply non-audit services. The Committee will additionally give consideration to the level of audit fees as well as other fees which are payable in respect of non-audit activities.

The Committee keeps under review the consistency of accounting policies, and examines the Company's financial statements where reporting decisions require a major element of judgement, or to the extent that they are affected by any unusual transactions. The Committee also considers the clarity of disclosures, significant adjustments resulting from the audit, the going concern assumption, compliance with accounting standards and stock exchange and other legal requirements. It reviews the Company's statement on internal control systems prior to endorsement by the Board and the policies and process for identifying and assessing business risks and the management of those risks.

The Committee is responsible for the co-ordination of both the Disclosure and the Corporate Compliance Committees and reviews the Company's procedures for handling allegations of purported impropriety from whistle blowers.

During the year the Committee has considered a number of issues, including but not limited to corporate governance compliance, accounting developments, the financial control environment and risk management and control.

The Committee's Terms of Reference are published and available on the Company's website.

Nomination Committee

The Nomination Committee met twice during the year, and with the exception of one meeting at which Dr. Hawley was not present, all members attended. It comprises exclusively non executive Directors Messrs. Chisholm (Chairman), Bateman, Curvey and Hawley. The Nomination Committee nominates Directors for appointment to stand for election to the Board, with external advice, most recently Whitehead Mann and A.T Kearney, assisting it in finding candidates with the requisite experience and knowledge. It also reviews the structure, size and composition of each of the other Committees from time to time as part of its responsibilities.

The Committee met during the year to consider the appointment of additional non executive Directors, two of whom (Messrs. Eggerstedt and Barth), were proposed to the Board.

The Committee's Terms of Reference are published and available on the Company's website.

Compensation Committee

The Compensation Committee met four times during the year, and with the exception of one meeting at which Mr. Curvey was not present, all members attended. It comprises Messrs. Bateman (Chairman), Curvey, Damiani and with effect from 23 February 2004 Mr. Barth. The Compensation Committee examines and makes recommendations with regard to the compensation of executive Directors of the Company and for the annual bonuses of the Company's senior management team. It is also responsible for approving the grant of options and shares under the COLT Telecom Group Share Plan, the COLT Performance Share Plan, the COLT Deferred Bonus Plan and the COLT Share Purchase Plan. The scope of the Committee is set out on page 36.

As well as undertaking its usual responsibilities, the Committee considered the results of the review of the reward philosophy that was carried out during the year and agreed a number of changes to the reward philosophy and consequently the reward package. As part of this review a number of long term incentives were considered by the Committee, the outcome of which was the adoption of an incentive plan which combines the features of a blocked share plan with that of a conventional grant of share options. The Committee also considered and introduced performance conditions imposed on the grant of options. Further details can be found described in the Directors' Remuneration Report on pages 36 to 43.

The Committee's Terms of Reference are published and available on the Company's website.

                                                  Corporate Governance Statement

Sub-Committee

The Sub-Committee of the Board comprises Messrs. Bateman (Chairman), Akin and any other Director, meets as appropriate and met four times during the year. The Sub-Committee acts in accordance with the authority delegated by the Board from time to time.

Chairman and CEO

The Chairman, whose commitments other than to the Group are detailed on page 24 and have not changed during the year, is responsible for keeping the strategic direction of the Group under review and for ensuring that the Board as a whole functions effectively. The President & Chief Executive Officer's responsibility is the operation and development of the Group's business. The President & Chief Executive Officer chairs regular meetings of a senior management committee comprising the Senior Managing Directors, the Chief Financial Officer and also, legal, human resources, IT and other senior executive officers of the Company. Significant operational decisions are referred to the Senior Management Committee, and if appropriate, either to the Sub-Committee of the Board, or to the Board itself.

The Board has agreed not to appoint a Senior Independent Director. The Group has a policy of maintaining an active dialogue with institutional shareholders through individual meetings with senior management and their participation in conference calls relating to results announcements, during which their views are exchanged and then shared with the Board via a briefing given by the Director of Corporate Communications. The Board is of the opinion that the appointment of a Senior Independent Director would not assist further in dialogue with shareholders. Any shareholder is free to meet with or discuss any issues that may arise with any of the Directors or the Company Secretary as they choose at any time. It is felt that an additional single point of contact other than the Chairman would not be helpful.

Board Balance

Since its original listing in 1996, the Company has operated a Board structure comprised principally of non executive Directors with at most two executive Directors. After the resignation of Mr. Jenkins, effective from 29 February 2004, the only executive Director will be the President and Chief Executive Officer.

All of the Company's non executive Directors are independent of management being free from any type of relationship, business or otherwise, which would materially interfere or affect their ability to act independently and are therefore in a position to exercise their judgement solely in the interests of all shareholders. In particular, the Board believes that the non executive Directors (Messrs. Bateman, Curvey and Hilton) who have connections with FMR Corp. and its related entities are regarded as "independent" for this purpose. The Board regards this requirement for independence as intended to ensure that non executive Directors should be in a position to exercise their judgement in the interests of shareholders independently of those charged with executive responsibility for management of the Company. The connection of these non executive Directors with a major shareholder reinforces their ability to exercise such independent judgement on behalf of, and for the common interests of all shareholders.

The requirement for independence from management needs to be considered separately from the requirement for independence from FMR Corp's and its related entities interests. The Financial Services Authority (FSA) Listing Rules require that the Board should also be able to operate independently from its significant shareholder. This is a different test of independence and is satisfied because a majority of the non executive Directors (Messrs. Barth, Chisholm, Damiani, Eggerstedt, Hawley and van den Hoven) as well as one of the executive Directors (Mr. Jenkins) are free from connections with that shareholder. Mr. Akin is seconded to the Company under agreement from FMR Corp. and therefore cannot be regarded as independent for this purpose.

Further, the Relationship Agreement (detailed on page 28) provides the additional safeguard of requiring all agreements between the Company and FMR Corp. and its related entities to be approved by a majority of the Directors who are independent of FMR Corp.

For these reasons the Board believes it is able to operate independently of both its significant shareholder and of management and that the balance of the Board and its controls are such that no individual or small group can dominate its decision process and therefore the Board considers that it complies with principle A3 of the 2003 Code.

Certain of the non executive Directors (Messrs. van den Hoven, Hawley and Damiani) have been granted options to subscribe for new ordinary shares of the Company, which is not compliant with the 2003 Code. The Board considers that this approach does not compromise the independence from management of those Directors but it is an appropriate means of compensating non executive Directors as it provides appropriate incentives to focus on the creation of value for shareholders. Any perceived shift away from an alignment with the interests of shareholders towards the interests of management, that the granting of options may create, is in any event offset by the payment of approximately 50% of Directors' fees in shares. Notwithstanding this the Board has taken the decision that non executive Directors will not be granted options to subscribe for new ordinary shares of the Company in the future, in compliance with the 2003 Code.

The terms of the non executive Directors' options are summarised on page 42. Mr. Chisholm who became a non executive Director in January 2001, having resigned from his executive position, was granted options to subscribe for new ordinary shares of the Company in his executive capacity as President & Chief Executive Officer. He has retained those options on the same terms since he resigned from his executive position. The terms of these options are summarised on page 42.

In accordance with planned and progressive refreshing of the Board two additional appointments were made during the year. Messrs. Eggerstedt and Barth joined the Board in June and September respectively, both of whom meet the criteria for independence as specifically defined by the 2003 Code, although none of the other non executive Directors meet the criteria at this stage.

A process exists whereby Directors can take independent advice at the expense of the Company, either arranged through the Company Secretary or directly.

Supply of Information

Each Director is supplied with twelve regular reports a year. Of these, four are delivered in advance of Board meetings; the remainder (Interim Board reports) are delivered in months when a Board meeting does not take place.

The pre-meeting Board materials include detailed summaries of all the revenue streams and support functions. Detailed financial information is included as are Board Secretarial updates. The Interim Board report contains a shorter summary of the revenue streams, financial information and support functions. The reports are all collated and written to ensure consistency of tone, content and style.

In addition all members of the Board are encouraged to supplement this information through direct contact with the Company's senior management.

Board Development and Evaluation

On appointment Directors undertake an induction process which is designed to develop knowledge and understanding of the Company's business, through visits to various Group operating sites, discussion of relevant technology as well as product demonstrations, briefings from management and a familiarisation with investor perceptions of the Group. The Directors' knowledge and understanding is continually refreshed by repetition of a similar process throughout the year. The training needs of the Directors are also periodically discussed at meetings with briefings as necessary on various elements of corporate governance and regulatory compliance. The Board is assisted in developing an understanding of major shareholders' views through either their representatives

                                                  Corporate Governance Statement

on the Board itself or via a briefing that is given at each Board meeting by the Director of Corporate Communications. Each of the non executive Directors makes themselves available to shareholders at least annually, in that they normally all attend the Company's AGM each year.

The non executive Directors meet at least once a year or as often as may be required, without the attendance of the executive Directors to discuss such issues as require consideration without their presence. Similarly the non executive Directors also meet without either the Chairman or the executive Directors being present to assess the Chairman's performance.

The Chairman regularly meets with the Secretary to discuss and assess on an informal basis whether the Directors individually and collectively continue to contribute effectively to the Board and demonstrate commitment to the role, as well as whether the Committees of the Board are operating efficiently. Further the Board met during the year to evaluate, collectively and individually, its performance, contribution and continuing ability to act as an effective Board.

Appointments to the Board

The Nomination Committee has adopted formal procedures to be followed for the appointment of new Directors. The Chairman proposes candidates (although other Directors may also do so). The Nomination Committee meets to ensure the suitability of the candidate and then puts a formal proposal to the Board. Before the nomination is formally made each Director will have an opportunity to meet the candidate.

Re-election

The Articles of Association require all of the Directors to retire and submit themselves for re-election. All of the Directors being eligible to offer themselves for re-election will do so at the AGM in 2004, except for Mr. Jenkins who resigned as a Director and Company Secretary with effect from 29 February 2004. This requirement means that new Directors retire and seek re-appointment at the first AGM after their initial appointment and that no Director will have held office for more than one year since their last re-election.

DIRECTORS' REMUNERATION

The Compensation Committee is responsible for ensuring that the remuneration packages of the executive Directors are appropriate to attract, retain and motivate individuals of the calibre and quality required by the Company. No Director is involved in setting his own remuneration. The Directors' Remuneration Report on pages 36 to 43 contains a more detailed description of the Company's policy and procedures in relation to Directors' and Officers' remuneration. The Board is supportive of recent legislation introduced to ensure that proper transparency and accountability is delivered. In this regard, the Board continues to recognise those requirements of disclosure to shareholders relating to Directors' remuneration, and the Directors' Remuneration Report will again be put to the vote by shareholders. The Board has addressed the disclosure requirements in the Directors' Remuneration Report on pages 36 to 43.

RELATIONS WITH SHAREHOLDERS

The Board communicates regularly with shareholders concerning the Group's strategy, financial performance and prospects through communications made available to shareholders, stock exchange announcements and general meetings of shareholders. The Company also has a policy of maintaining an active dialogue with institutional shareholders through individual meetings with senior management and participation in conference calls relating to results announcements which are open to all interested parties. Additional investor information can be found on the Group website.

The Board recognises that one of the main opportunities that shareholders have to question the Board is at the AGM. Therefore as in previous years, it is intended that at the AGM to be held on 22 April 2004, time will be available for a question and answer session on the Company's business and trading position and the Chairmen of the Audit, Nomination and Compensation Committees are expected to be available to answer questions relating to the functioning of their respective committees.

ACCOUNTABILITY AND AUDIT

Going Concern

The Directors, after making appropriate enquiries, have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

Internal Control

The Company, as required by the FSA, has complied with the Combined Code provisions of internal control having established the procedures necessary to implement the Turnbull Committee guidance on internal control issued in September 1999. The Company's system for internal control is an ongoing process for identifying, evaluating and managing the significant risks faced by the Company. This system was in place during 2003 and up to the date of approval of the Annual Report and Accounts. Such a system is designed to manage, rather than eliminate risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. The Directors are responsible for the Company's system of internal controls and for reviewing its effectiveness, while the role of management is to implement Board policies on risk and control. The Audit Committee, in addition to its review of the scope and results of the audit and the activities of the external and internal auditors, has, as part of its terms of reference, the responsibility for overseeing internal controls including operational and financial controls, business ethics, risk management and compliance.

During the year the Audit Committee of the Board reviews the effectiveness of the internal controls and risk management process and significant risk issues are referred to the Board for consideration. The Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board. The Group's internal control and risk management process is operated through the senior management committee, comprising senior representatives of the Company's core functions, which together with the Risk Manager identify the key risks facing the Group and who then reports to the Audit Committee on these risks and how they are being managed. This is based on each business function identifying to the Group's Risk Manager their key risks which form the basis of a composite risk register which identifies the risks on a specific basis, the impact if they do occur and the actions taken to manage those risks most appropriately. The risk register is then reviewed by the Audit Committee and the whole process is then reviewed by the Board before the production of the Statement in the Annual Report and Accounts. The Audit Committee also monitors the Group's whistle blowing procedures, ensuring that appropriate arrangements are in place for employees to be able to raise matters of possible impropriety in confidence, with suitable subsequent follow-up action. An alternative reporting channel has been created whereby perceived wrongdoing may be reported via telephone, email and post, anonymously if necessary.

The external auditors do provide non-audit services, which have to be approved by the Audit Committee, but on the basis of a policy approved by the Board which appropriately limits the type and extent of such services and thereby ensuring continued independence and objectivity. The external auditors will not provide services that have the potential to impair or appear to impair the independence of their audit role. However, they will be permitted to provide services that are not perceived to be in conflict with the role of the external auditor. Such services will be outside the agreed scope of the statutory audit but be consistent with their role as auditor. They will include services that are a logical extension of the audit scope, or are of an assurance or compliance nature that the auditors are best placed to provide. Services might also be of an advisory nature, provided under the instruction and direction of management that do not compromise the independence of the audit role.

The Company operates a management structure with clear delegated authority levels and clear functional reporting lines and accountability. The Company operates a comprehensive budgeting and financial reporting system, which compares actual performance to budget on a monthly basis. All capital expenditure

                                                  Corporate Governance Statement

and major purchases are subject to appropriate authorisation procedures. This together with the internal controls and risk management process allows management to monitor financial, operational performance and compliance controls on a continuing basis and to identify and respond to business risks as they arise. The effectiveness of the internal controls in place in the business within each country of operation and within the Company has been reviewed by the Directors for the year ended 31 December 2003.

The Company has established a Disclosure Committee consisting of the Company Secretary and representatives of Internal Audit, Financial Control and Risk Management. The Committee is required by the Board to undertake a review of the effectiveness of each area of internal control for purposes of compliance with the Sarbanes-Oxley Act in the USA.

Internal Audit

The Company has established an internal audit function, the responsibility of which is to examine objectively, evaluate and report on the adequacy, effectiveness and efficiency of the Company's internal controls and review business processes and IT developments from an early stage. The internal audit function forms an important part of the risk management process and reports regularly to the Audit Committee.

Directors' responsibilities for the financial statements

Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company, including its subsidiary companies, as at the end of the financial year, and of the profit or loss of the Company for that relevant period. In preparing those financial statements, the Directors are required to select suitable accounting policies and apply them consistently, supported by judgements and estimates that are reasonable and prudent and to state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are also responsible for keeping proper accounting records, which disclose with reasonable accuracy, the financial position of the Company and they are also responsible for safeguarding the assets of the Company and to prevent and detect fraud and other irregularities.

The financial statements are also published on the Company website. The maintenance and integrity of the website is the responsibility of the Directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors' Remuneration Report

The Remuneration Report sets out the remuneration strategy and details of the guiding principles, processes and programmes, currently operated by the Company, which together make up its Remuneration Policy. Also set out is the remuneration earned in 2003 by the Directors of the Company, together with their interests in shares, share options and other long term incentive plans. Further detail is also provided on the aggregate remuneration and interests of Directors and of their contractual relationship with the Company. The Company's approach is to place a significant emphasis on performance related elements of total compensation and to endeavour to align the Directors' interests with those of shareholders.

The Company applied the principles in Section 1 of, and has complied with, the 1998 Code.

The Directors' Remuneration Report, which has been approved and adopted by the Board of Directors, will be put to shareholders at the Annual General Meeting for approval.

Composition of Committees and Advisors

The Compensation Committee consists exclusively of independent non executive Directors. The members are Messrs. Bateman (Chairman), Curvey, Damiani and with effect from 23 February 2004 Mr.Barth. Their biographical details appear on pages 24 to 25. The President & Chief Executive Officer may be requested to attend meetings on an ad hoc basis.

The President & Chief Executive Officer, the Company Secretary and the Managing Director of Human Resources are required to assist the Committee on matters relating to remuneration.

The Compensation Committee, which operates under written terms of reference agreed by the Board, is responsible for determining the overall remuneration package of executive Directors and executive officers of the Company. The Committee's scope is to consider appropriate remuneration packages to attract, retain and motivate Directors and senior executive officers of the calibre and quality required by the Company. In doing this, the Committee also has regard to remuneration statistics for the telecommunications industry sector in which the Company operates, such statistics being provided to the Committee from time to time by external consultants. Remuneration of the Company's non executive Directors is determined by the full Board, also upon receipt of advice from external consultants. Monks Partnership, (a trading name of PricewaterhouseCoopers) one of the leading firms of compensation and benefits consultants, was commissioned by the Company to undertake a review of comparative compensation and benefits of Directors and executive officers in September 2002, to which research the Compensation Committee has access. Hewitt, Bacon & Woodrow and Deloitte & Touche have also been retained by the Company to provide advice on Share Scheme plan design.

Compensation Policy

Remuneration for executive Directors and senior executive officers consists of a number of components, as detailed below. It comprises base salary, performance-based bonus, pension contributions, benefits and participation in the Company's share and share option plans. The policies relating to each of these elements are subject to regular review in order to ensure that they remain competitive, stimulating and challenging. A comprehensive review of the Group's reward philosophy was undertaken during the year. The purpose of the review was to create a reward philosophy, applied consistently across the Group that would encourage employees to perform at higher levels and reward them when they do.

The reward mix has been designed to promote the performance culture that underpins the business strategy. The package is geared towards driving exceptional effort through the variable elements of the total package. The ability to have an impact on shareholder value will influence the mix of the total

                                              The Directors' Remuneration Report

reward package with, at more senior levels, there being greater emphasis on the variable portion of the total package.

Base salaries are benchmarked regularly against other telecommunication operators whilst the bonus scheme measures individual performance against a mixture of Company and individual objectives and the contribution to overall Company performance. To encourage an ownership mindset, share and share option schemes are designed to offer employees a stake in the organisation and a share in the achievement of the successes over the medium to long term.

Benefits are designed to be market competitive and the Company ensures that they comply with local legislation, are tax effective and take into account social security benefits applicable in each country.

In reviewing the long term incentives, a number of alternatives were considered with the aim of encouraging and incentivising but also retaining key staff. The outcome was a strategy where a mix of shares and options are granted, the proportional value of each element of the mix being based on seniority. The more senior the employee the greater the proportion of the shares is to options. The result was the creation of a plan where the features of a blocked share scheme with a matching arrangement by the Company is combined with the grant of conventional options. Senior employees can elect to invest a percentage of their net annual bonus to purchase shares in the Company. The maximum amount of bonus that can be invested is fixed but increases with seniority. Shares purchased in this way are matched with shares granted by the Company. Currently one matched share is granted for each two shares purchased, and the matched shares are subject to performance conditions being met. Although the employee owns the shares purchased with his bonus, he has to agree not to dispose of them for three years otherwise the matched shares will be forfeited. They will also be forfeited if he leaves the Company within the three year period. At the end of the three year period the matched shares are transferred to the employee subject to performance conditions being met. This approach requires employees to put money at risk thereby making them proper owners and aligning them with shareholder value, as well as being tax efficient.

Conventional options are also granted subject to performance conditions and the performance conditions for matched shares and options (detailed on page 39) were chosen to relate to business goals considered to be important for the growth of the Group as a whole at this particular time. However they are likely to change as the Group and its business plan develops. Achievement is measured against the relevant audited part of the accounts.

The all employee savings-related share option plan, a popular scheme with employees, will also be retained as part of this reward programme.

Salary and Bonus

Base salary reflects an executive's experience, responsibility and market value and will not normally be reviewed annually, but senior executive officers' bonuses (to the extent that they are paid) account for a considerable amount of total compensation, reflecting their performance and the contribution they make to the Company's success. Actual bonus amounts are based upon demanding financial targets and the achievement of personal predetermined objectives. Bonuses are subject to upper limits that range normally between approximately 50% and 125% of salary or where appropriate, a specified amount. Annual bonuses do not form part of pensionable earnings.

Bonuses for Directors and senior management in 2003 were based on the achievement of both Company and personal objectives, which are set by the Compensation Committee at the beginning of the bonus year. 30% of the total bonus was payable upon the achievement of a number of fundamental financial parameters, the details of which cannot be disclosed as they are price sensitive. A further 20% of the total bonus was payable on the successful implementation of a number of specified business critical efficiencies and the remaining 50% of the total bonus was payable on the successful implementation of a number of specific business critical projects relating, for example, to quantifiable customer service quality and satisfaction levels, identified product profitability goals, cost reduction programmes and the successful introduction of IT systems. A similar approach is being adopted for 2004.

Proportion of fixed and variable remuneration

                      Fixed                             Variable
           --------------------------------   --------------------------------

                                                         Long Term
           Base Pay     Pension    Benefits    Bonus    Incentives      Total
                (%)         (%)         (%)      (%)           (%)        (%)

Steven Akin    21.4         1.7        29.8     42.8           4.3       100%
Mark Jenkins   61.7        10.1         0.5     27.7            --       100%


Base pay, pension contributions, and benefits are amounts received in 2003, and the bonus amount is that paid in respect of performance in 2003. The long term incentives amount is the estimated value of the awards based on a Black Scholes model, provided that all performance conditions are met at the end of the relevant performance periods. The intention is to continue to provide a balanced mix of fixed and performance related variable elements. The annual cash bonus plan supports operational performance, whilst the long term incentive element is reward for superior performance over the longer term.


Pension Contributions and other Benefits

Pension contributions are determined based on employee age and years of service and benefits include, as appropriate, housing benefits, private health insurance and other similar benefits. All pension plans are defined contribution schemes.

Share Options

The information on the following pages summarises the Directors' options under the Company's Share Option Plan. Messrs. Bateman, Barth, Curvey, Eggerstedt and Hilton have no options under the plan. Mr. van den Hoven has options under his non executive Director service agreement and not under the Company's Share Option Plan. Messrs. Akin, Chisholm, Damiani, Jenkins and Hawley have options under the Company's Share Option Plan. The awards of share options under the Share Option Plan, to all participants, including the Directors, have not historically been made subject to any performance requirements. The aim of the awards has been to endeavour to bring remuneration in line with competitive practice, where basic salary is relatively low, in a way that more closely aligns participants' interests with those of shareholders and provides strong incentives to remain with the Company. However, the vesting of future grants of options will normally be dependent on the achievement of performance conditions set at the time of grant. For all grants of options made after July 2003 performance conditions based upon the achievement of a free cash flow positive position have been applied (free cash flow for this purpose is the sum of net cash inflow from operating activities less net cash outflow from returns on investments and servicing of finance, and from capital expenditure and financial investment). The performance condition consists of two elements. The first element being that the Company's published annual accounts show a free cash flow positive position, in the aggregate, for 2005, having achieved such a position in at least two of its published quarterly accounts during 2005. The second element being that the Company has a free cash flow positive position in any one of its published quarterly accounts for 2004 and that the first condition has also been met. Achievement of the first element would result in vesting, on the due vesting date, of 70% of the total option grant whilst achievement of the second element would result in vesting of the remaining 30%, on the due vesting date, of the total grant.

Future grants may be subject to different performance criteria more relevant to the Group at the time.

A number of share and share option plans are described below, several of which have either no or a very limited participation and are likely to be phased out.

Share Option Plan

The Option Plan was adopted on 7 November 1996, for the issuance to key employees of the Group of incentive compensation related to the public market performance of the Company's ordinary shares. The Option Plan is divided into two parts; the "Approved Part" approved by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, and the "Unapproved Part" which is not approved. Options granted under the Approved Part will not normally be exercisable until the third anniversary of the date of grant. Options granted under the Unapproved Part may become exercisable earlier than the third anniversary. There are two programmes that are now offered under this Plan. They are options that are awarded to high performing managers, 100% of which vest on the third anniversary and from July 2003 are subject to performance conditions. There are also options that may be awarded to senior employees to attract them to COLT of which 60% will vest on the third anniversary, a further 20% on the fourth anniversary and the final 20% on the fifth anniversary and from July 2003 they are also subject to performance conditions. Options

                                              The Directors' Remuneration Report


will be granted at an option price, which is not less than the market value of the ordinary shares on the date of grant. Options over shares granted under the share option plan to Directors are included in the table on page 42.

Long Term Incentive Plan

COLT Inc. established the COLT Holding Company Incentive Shares Plan (the "Incentive Plan"), effective 1 December 1995, and amended the Incentive Plan on 15 November 1996, 1 October 1998 and 15 March 1999. The Incentive Plan was not assumed by the Company. The Incentive Plan provided for the issuance to key employees of COLT Inc. and its subsidiaries of incentive deferred compensation in the form of interests in the appreciation in the value of the Company over a specified amount. It is no longer open to employees and the final payment under the Incentive Plan is due to be made in March 2004. No Directors have grants under this plan.

Savings - Related Share Option Scheme

In 1997, the Company instituted a savings-related share option scheme whereby employees are able to direct a portion of their base salary (up to (pound)250 per month) over a three year period toward the purchase of Company shares at a price established at the beginning of the three year period. The price established at the beginning of the three year is at the discretion of the Board of Directors and can be up to a 20% discount to the then public market price of the Company's ordinary shares on the London Stock Exchange.

In December 2002 Mr. Jenkins was granted an option to purchase 18,000 shares in the Company under the scheme at an exercise price of (pound)0.40. After the resignation of Mr. Jenkins, effective from 29 February 2004, this option will lapse. No further grants have been made under the scheme to any Director.

Performance Share Plan

The Performance Share Plan was established in 2000. If awards are made in the future, they will be made to executive Directors and other key executives within the Group. Awards under the Performance Share Plan will be granted according to an objective performance target set by the Compensation Committee at the time of grant. Grants of awards under the Performance Share Plan will only vest if the long term performance criteria set at the time of grant are achieved. Performance targets will be set against demanding Company financial and individual accomplishments set as appropriate for an individual participant at the time of grant and will be assessed against annual performance to determine vesting. Therefore awards will normally only vest if those criteria are achieved over a performance period set by the Compensation Committee. Participants in the Performance Share Plan will continue to be entitled to receive grants of options under the COLTTelecom Group Share Plan. There are no awards outstanding under the plan having been made to any Director or employee and there is no intention to make any further awards under this plan.

Deferred Bonus Plan

Under this Plan established in 2000, selected senior employees were entitled to receive an award of shares representing a proportion (initially 50%) of the amount of their annual cash bonus. Mr. Jenkins was granted an award of 1,685 Bonus Shares on this basis in February 2001, which vested in February 2004. No further awards have been made under this part of the plan to any Director or any employee and there is no intention of doing so.

When this element of the plan was being operated, participants may also have been invited, at the discretion of the Compensation Committee, to defer all or a proportion of the annual cash bonuses, which they would otherwise have expected to receive. Individuals who did so were entitled to receive an additional matching award in the form of an option to acquire additional shares with a market value equal to twice the amount of the deferred bonus. The matching award shares were not subject to the achievement of performance targets.

No awards under this part of the plan are outstanding to any Director and no further awards have been made to any employee and there is no intention of doing so.

As part of the revised reward policy a new element of this Plan has been introduced in place of awards made on the terms described above. The details of this plan are described on page 37. No awards under this part of the Deferred Bonus Plan were made to any Director or employee in 2003.

Directors' Service Agreements

Messrs. van den Hoven, Hilton, Chisholm, Hawley, Damiani, Eggerstedt, Curvey and Barth have service contracts with the Company, dated 8 November 1996, 18 May 1999, 5 February 2001, 8 January 1999, 17 June 2002, 14 May 2003, 1 June 2003,
and 25 July 2003 respectively within which there is no minimum term and no express right to compensation for the termination of such agreement(s). Mr. Bateman has no specific service contracts in respect of his office of Director. Messrs. Bateman and Hilton do not receive any remuneration for their services to the Company. Of the fees paid to Messrs. van den Hoven, Chisholm, Hawley, Damiani, Eggerstedt, Curvey and Barth under the terms of their appointment, approximately 50% is paid in shares of the Company. No Director of the Company has a notice period of greater than one year.

Mr. Jenkins was appointed a Director on 23 May 2002 and has an employment relationship with the Company dated 23 March 2000 under which if such arrangement is terminated by the Company for any reason (other than for cause), the Company will make a severance payment equal to 3 months salary. He has an annual salary of (pound)95,700, with an annual bonus potential of 50% based on performance in accordance with the remuneration policy described on page 37. Mr. Jenkins' salary was reviewed but not increased with effect from 1 July 2003.

Mr. Akin was appointed as a Director on 23 July 2002 and he is an employee of FMR. Corp. His services are provided to the Company on the terms of a secondment agreement dated 31 July 2002 and all of the costs attributable to the services provided to the Company by him are paid for by the Company. He has an annual salary of $400,000, with an annual bonus potential of $1,000,000, based on performance in accordance with the remuneration policy described on page 37. The Agreement provides for a secondment period of up to three years with no express rights to compensation from the Company for the termination of such agreement.

COLT v MSCI Europe Telecom Services index

The recent regulations covering Director's remuneration require that a graph be presented showing the Company's share performance against that of a relevant equity market index. The following graph shows the Company's share performance against the Morgan Stanley MSCI Europe Telecom Services index (both rebased to 100 as at 1 January 1999) which has been chosen because it is the principal index of European Telecom Service providers.

[GRAPHIC OMITTED: Line chart showing the performance of COLT versus the MSCI Europe Telecom Services index having the following data points:


 Date              COLT Telecom          MSCI Europe /             Date            COLT Telecom    MSCI Europe / Diversified
                   Group PLC (042469)    Diversified                                Group PLC       Telecommunication Services
                                         Telecommunication                          (042469)        -IND (106912)
                                         Services -IND (106912)

31-Dec-2003          10.6                55.5                      31-Dec-2002          5.1            45.7
30-Dec-2003          10.6                55.4                      30-Dec-2002          5.0            45.5
29-Dec-2003          10.5                55.7                      27-Dec-2002          4.7            45.5
26-Dec-2003          10.6                55.4                      26-Dec-2002          4.9            47.0
25-Dec-2003          10.6                55.4                      25-Dec-2002          4.9            47.0
24-Dec-2003          10.6                55.4                      24-Dec-2002          4.9            47.0
23-Dec-2003          10.5                55.4                      23-Dec-2002          4.9            47.2
22-Dec-2003          10.6                55.0                      20-Dec-2002          4.8            47.4
19-Dec-2003          10.7                55.1                      19-Dec-2002          4.6            46.3
18-Dec-2003          10.5                54.7                      18-Dec-2002          4.3            46.0
17-Dec-2003          10.6                54.4                      17-Dec-2002          4.4            47.2
16-Dec-2003          10.8                54.3                      16-Dec-2002          4.4            47.7
15-Dec-2003          11.0                54.5                      13-Dec-2002          4.3            46.6
12-Dec-2003          10.9                54.4                      12-Dec-2002          4.3            47.1
11-Dec-2003          10.7                54.4                      11-Dec-2002          4.6            47.7
10-Dec-2003          10.6                53.9                      10-Dec-2002          4.6            47.6
09-Dec-2003          10.9                54.4                      09-Dec-2002          4.7            47.1
08-Dec-2003          10.8                53.5                      06-Dec-2002          5.0            49.1
05-Dec-2003          11.2                53.7                      05-Dec-2002          5.0            49.2
04-Dec-2003          11.5                54.0                      04-Dec-2002          4.9            49.3
03-Dec-2003          11.5                54.1                      03-Dec-2002          4.8            49.8
02-Dec-2003          11.7                54.0                      02-Dec-2002          4.9            51.1
01-Dec-2003          11.3                54.2                      29-Nov-2002          4.8            50.6
28-Nov-2003          10.9                53.3                      28-Nov-2002          5.1            51.1
27-Nov-2003          10.9                53.1                      27-Nov-2002          4.9            50.1
26-Nov-2003          10.8                52.7                      26-Nov-2002          5.0            48.5
25-Nov-2003          10.9                52.9                      25-Nov-2002          5.0            50.0
24-Nov-2003          10.8                53.1                      22-Nov-2002          5.4            50.1
21-Nov-2003          10.4                52.1                      21-Nov-2002          5.3            50.1
20-Nov-2003          10.4                51.8                      20-Nov-2002          5.0            49.0
19-Nov-2003          10.6                52.2                      19-Nov-2002          4.8            49.0
18-Nov-2003          10.9                52.0                      18-Nov-2002          4.8            49.5
17-Nov-2003          10.2                52.0                      15-Nov-2002          4.4            48.4
14-Nov-2003          10.7                52.9                      14-Nov-2002          4.2            48.4
13-Nov-2003          10.7                53.0                      13-Nov-2002          4.3            47.1
12-Nov-2003          11.1                53.1                      12-Nov-2002          4.1            47.7
11-Nov-2003          10.8                52.7                      11-Nov-2002          4.1            46.2
10-Nov-2003          11.2                53.1                      08-Nov-2002          4.0            46.8
07-Nov-2003          11.4                53.4                      07-Nov-2002          4.0            47.4
06-Nov-2003          11.0                52.9                      06-Nov-2002          4.0            48.3
05-Nov-2003          11.1                52.7                      05-Nov-2002          3.9            49.2
04-Nov-2003          11.2                52.7                      04-Nov-2002          4.0            49.1
03-Nov-2003          11.5                53.1                      01-Nov-2002          3.6            46.9
31-Oct-2003          11.5                52.5                      31-Oct-2002          3.6            47.2
30-Oct-2003          11.4                52.5                      30-Oct-2002          3.7            47.0
29-Oct-2003          11.3                52.4                      29-Oct-2002          3.6            45.9
28-Oct-2003          11.4                52.6                      28-Oct-2002          3.8            47.8
27-Oct-2003          11.3                52.0                      25-Oct-2002          3.5            46.4
24-Oct-2003          10.8                51.5                      24-Oct-2002          3.5            45.9
23-Oct-2003          11.7                51.6                      23-Oct-2002          3.4            44.5
22-Oct-2003          11.7                51.8                      22-Oct-2002          3.4            45.3
21-Oct-2003          12.3                52.3                      21-Oct-2002          3.4            45.4
20-Oct-2003          12.0                52.0                      18-Oct-2002          3.5            44.6
17-Oct-2003          12.1                51.8                      17-Oct-2002          3.5            44.7
16-Oct-2003          11.6                52.2                      16-Oct-2002          3.2            44.0
15-Oct-2003          11.6                52.0                      15-Oct-2002          3.5            44.5
14-Oct-2003          10.9                52.0                      14-Oct-2002          3.1            42.6
13-Oct-2003          11.0                52.0                      11-Oct-2002          3.6            43.4
10-Oct-2003          11.2                51.6                      10-Oct-2002          3.6            41.7
09-Oct-2003          11.0                52.1                      09-Oct-2002          3.9            40.5
08-Oct-2003          10.8                51.4                      08-Oct-2002          3.8            40.3
07-Oct-2003          10.5                51.2                      07-Oct-2002          4.0            40.2
06-Oct-2003          10.5                51.2                      04-Oct-2002          4.0            40.8
03-Oct-2003          10.7                51.4                      03-Oct-2002          4.0            41.0
02-Oct-2003          10.5                50.0                      02-Oct-2002          4.2            41.4
01-Oct-2003          10.3                50.3                      01-Oct-2002          4.2            39.7
30-Sep-2003          10.3                49.5                      30-Sep-2002          4.1            39.1
29-Sep-2003          10.2                50.3                      27-Sep-2002          4.3            41.3
26-Sep-2003          10.1                50.4                      26-Sep-2002          4.4            41.4
25-Sep-2003          10.9                50.6                      25-Sep-2002          4.1            40.1
24-Sep-2003          11.4                50.9                      24-Sep-2002          4.0            39.6
23-Sep-2003          11.2                51.3                      23-Sep-2002          4.4            40.8
22-Sep-2003          11.3                51.1                      20-Sep-2002          4.7            42.4
19-Sep-2003          12.0                52.1                      19-Sep-2002          4.8            42.4
18-Sep-2003          11.5                52.9                      18-Sep-2002          5.0            43.2
17-Sep-2003          11.4                52.5                      17-Sep-2002          5.0            44.5
16-Sep-2003          11.3                52.4                      16-Sep-2002          5.3            44.9
15-Sep-2003          11.2                51.8                      13-Sep-2002          5.3            45.1
12-Sep-2003          10.4                51.6                      12-Sep-2002          5.5            46.0
11-Sep-2003          10.3                51.9                      11-Sep-2002          5.5            47.3
10-Sep-2003          10.6                51.8                      10-Sep-2002          5.4            46.2
09-Sep-2003          10.7                52.0                      09-Sep-2002          5.4            45.0
08-Sep-2003          11.4                51.9                      06-Sep-2002          5.6            46.2
05-Sep-2003          11.4                51.7                      05-Sep-2002          5.6            44.5
04-Sep-2003          11.2                51.8                      04-Sep-2002          5.5            45.3
03-Sep-2003          12.5                52.0                      03-Sep-2002          5.5            45.1
02-Sep-2003          12.4                51.5                      02-Sep-2002          6.0            46.7
01-Sep-2003          12.4                51.5                      30-Aug-2002          5.9            47.9
29-Aug-2003          12.0                51.3                      29-Aug-2002          6.0            47.9
28-Aug-2003          11.3                51.9                      28-Aug-2002          6.1            48.4
27-Aug-2003          11.0                51.9                      27-Aug-2002          6.2            50.2
26-Aug-2003          10.8                51.9                      26-Aug-2002          6.5            49.4
25-Aug-2003          11.0                52.2                      23-Aug-2002          6.5            49.8
22-Aug-2003          11.0                52.8                      22-Aug-2002          6.7            50.6
21-Aug-2003          10.6                52.8                      21-Aug-2002          6.7            49.6
20-Aug-2003          10.5                52.8                      20-Aug-2002          6.6            49.6
19-Aug-2003          11.0                53.2                      19-Aug-2002          7.0            49.5
18-Aug-2003          10.6                53.3                      16-Aug-2002          6.6            47.8
15-Aug-2003          10.8                52.8                      15-Aug-2002          6.5            46.3
14-Aug-2003          10.7                52.7                      14-Aug-2002          6.1            45.4
13-Aug-2003           9.7                51.7                      13-Aug-2002          5.9            46.4
12-Aug-2003           9.1                51.8                      12-Aug-2002          5.8            46.3
11-Aug-2003           9.3                51.6                      09-Aug-2002          5.8            47.5
08-Aug-2003           9.2                51.4                      08-Aug-2002          5.8            47.3
07-Aug-2003           9.3                51.0                      07-Aug-2002          5.6            45.3
06-Aug-2003           9.4                51.1                      06-Aug-2002          5.7            46.0
05-Aug-2003           9.5                51.6                      05-Aug-2002          5.5            44.4
04-Aug-2003           9.4                50.9                      02-Aug-2002          5.6            45.7
01-Aug-2003           9.5                51.2                      01-Aug-2002          5.7            45.8
31-Jul-2003           9.5                51.7                      31-Jul-2002          5.7            47.3
30-Jul-2003           9.4                51.4                      30-Jul-2002          5.6            47.9
29-Jul-2003           9.3                50.9                      29-Jul-2002          5.6            49.3
28-Jul-2003           9.3                51.1                      26-Jul-2002          5.4            47.5
25-Jul-2003           8.8                50.7                      25-Jul-2002          5.6            47.5
24-Jul-2003           8.7                51.1                      24-Jul-2002          5.1            45.7
23-Jul-2003           8.2                50.4                      23-Jul-2002          5.0            46.0
22-Jul-2003           8.0                50.3                      22-Jul-2002          4.9            47.5
21-Jul-2003           7.9                50.0                      19-Jul-2002          4.8            48.6
18-Jul-2003           8.1                50.5                      18-Jul-2002          4.9            50.8
17-Jul-2003           8.0                50.5                      17-Jul-2002          4.9            49.9
16-Jul-2003           8.1                50.8                      16-Jul-2002          4.9            47.6
15-Jul-2003           8.2                51.1                      15-Jul-2002          4.9            45.8
14-Jul-2003           7.7                51.4                      12-Jul-2002          5.1            48.7
11-Jul-2003           7.1                50.5                      11-Jul-2002          5.0            47.4
10-Jul-2003           7.3                50.0                      10-Jul-2002          4.9            48.3
09-Jul-2003           7.3                50.4                      09-Jul-2002          4.8            48.8
08-Jul-2003           7.4                50.5                      08-Jul-2002          5.0            49.2
07-Jul-2003           7.4                51.0                      05-Jul-2002          5.2            49.0
04-Jul-2003           7.2                50.6                      04-Jul-2002          5.2            46.0
03-Jul-2003           7.5                50.6                      03-Jul-2002          5.2            44.7
02-Jul-2003           7.6                51.0                      02-Jul-2002          5.2            45.9
01-Jul-2003           7.5                50.4                      01-Jul-2002          4.9            47.7
30-Jun-2003           7.0                51.2                      28-Jun-2002          4.8            46.9
27-Jun-2003           7.2                51.9                      27-Jun-2002          4.6            45.3
26-Jun-2003           7.1                51.4                      26-Jun-2002          4.5            45.2
25-Jun-2003           7.0                51.0                      25-Jun-2002          4.6            46.0
24-Jun-2003           6.5                50.6                      24-Jun-2002          4.5            45.0
23-Jun-2003           7.0                50.5                      21-Jun-2002          4.4            46.5
20-Jun-2003           7.2                51.2                      20-Jun-2002          4.5            47.1
19-Jun-2003           7.4                50.7                      19-Jun-2002          4.6            48.8
18-Jun-2003           7.8                51.3                      18-Jun-2002          4.9            49.9
17-Jun-2003           7.6                50.8                      17-Jun-2002          5.1            50.2
16-Jun-2003           7.8                50.4                      14-Jun-2002          5.0            48.7
13-Jun-2003           7.6                49.6                      13-Jun-2002          5.1            50.1
12-Jun-2003           7.7                50.2                      12-Jun-2002          5.3            51.2
11-Jun-2003           7.4                49.8                      11-Jun-2002          5.3            52.6
10-Jun-2003           7.3                49.4                      10-Jun-2002          5.3            51.0
09-Jun-2003           7.8                49.5                      07-Jun-2002          5.2            50.9
06-Jun-2003           7.9                49.7                      06-Jun-2002          5.4            51.8
05-Jun-2003           8.0                49.3                      05-Jun-2002          5.3            52.6
04-Jun-2003           8.1                49.9                      04-Jun-2002          5.5            53.3
03-Jun-2003           8.0                49.8                      03-Jun-2002          5.5            54.9
02-Jun-2003           8.4                50.3                      31-May-2002          5.5            55.6
30-May-2003           7.1                49.3                      30-May-2002          5.1            54.7
29-May-2003           7.4                49.3                      29-May-2002          4.9            56.1
28-May-2003           6.2                49.1                      28-May-2002          5.2            56.8
27-May-2003           5.9                48.4                      27-May-2002          5.0            56.6
26-May-2003           5.6                47.9                      24-May-2002          5.1            56.3
23-May-2003           5.6                47.8                      23-May-2002          5.1            56.2
22-May-2003           5.5                47.7                      22-May-2002          5.6            56.2
21-May-2003           5.6                47.2                      21-May-2002          5.9            57.1
20-May-2003           5.4                47.4                      20-May-2002          5.9            57.5
19-May-2003           5.5                46.9                      17-May-2002          5.4            58.2
16-May-2003           5.8                48.5                      16-May-2002          5.6            58.5
15-May-2003           5.4                48.4                      15-May-2002          5.2            57.8
14-May-2003           5.0                47.7                      14-May-2002          5.2            56.6
13-May-2003           5.3                47.7                      13-May-2002          5.0            55.6
12-May-2003           5.3                47.5                      10-May-2002          4.7            54.9
09-May-2003           5.4                47.5                      09-May-2002          4.8            56.9
08-May-2003           5.4                46.8                      08-May-2002          4.9            57.2
07-May-2003           5.5                47.5                      07-May-2002          4.8            54.8
06-May-2003           5.5                48.9                      06-May-2002          4.9            54.8
05-May-2003           5.0                47.9                      03-May-2002          4.9            54.8
02-May-2003           5.0                47.7                      02-May-2002          5.2            56.6
01-May-2003           4.8                47.9                      01-May-2002          3.7            59.3
30-Apr-2003           4.9                48.1                      30-Apr-2002          3.8            59.7
29-Apr-2003           4.8                48.4                      29-Apr-2002          4.0            60.5
28-Apr-2003           5.0                49.1                      26-Apr-2002          4.2            60.5
25-Apr-2003           4.9                48.2                      25-Apr-2002          4.4            61.2
24-Apr-2003           5.3                48.6                      24-Apr-2002          4.7            62.3
23-Apr-2003           4.9                48.9                      23-Apr-2002          5.0            63.4
22-Apr-2003           4.8                48.3                      22-Apr-2002          5.0            64.2
21-Apr-2003           4.9                47.9                      19-Apr-2002          5.1            65.1
18-Apr-2003           4.9                47.9                      18-Apr-2002          5.1            65.0
17-Apr-2003           4.9                47.9                      17-Apr-2002          5.0            65.6
16-Apr-2003           4.9                47.6                      16-Apr-2002          5.2            65.1
15-Apr-2003           4.8                48.1                      15-Apr-2002          4.9            62.6
14-Apr-2003           4.6                47.1                      12-Apr-2002          4.7            62.2
11-Apr-2003           4.4                46.7                      11-Apr-2002          4.9            62.2
10-Apr-2003           4.1                46.3                      10-Apr-2002          5.1            64.2
09-Apr-2003           4.1                47.1                      09-Apr-2002          5.1            63.8
08-Apr-2003           4.1                47.2                      08-Apr-2002          5.0            63.6
07-Apr-2003           3.8                47.7                      05-Apr-2002          5.0            65.0
04-Apr-2003           3.6                45.9                      04-Apr-2002          4.9            65.1
03-Apr-2003           3.6                45.0                      03-Apr-2002          5.2            65.2
02-Apr-2003           3.7                45.0                      02-Apr-2002          5.6            65.1
01-Apr-2003           3.7                43.3                      01-Apr-2002          5.6            66.7
31-Mar-2003           3.8                42.6                      29-Mar-2002          5.6            66.7
28-Mar-2003           3.9                43.9                      28-Mar-2002          5.6            66.7
27-Mar-2003           3.9                43.8                      27-Mar-2002          5.5            66.6
26-Mar-2003           4.0                44.2                      26-Mar-2002          6.5            66.8
25-Mar-2003           4.0                44.1                      25-Mar-2002          6.4            66.5
24-Mar-2003           4.0                43.5                      22-Mar-2002          6.1            66.9
21-Mar-2003           4.1                45.1                      21-Mar-2002          6.4            66.2
20-Mar-2003           4.0                44.5                      20-Mar-2002          6.7            65.7
19-Mar-2003           4.2                44.8                      19-Mar-2002          7.1            65.9
18-Mar-2003           4.6                44.0                      18-Mar-2002          7.0            65.7
17-Mar-2003           4.0                43.9                      15-Mar-2002          6.6            65.8
14-Mar-2003           4.1                42.6                      14-Mar-2002          6.7            65.2
13-Mar-2003           4.0                41.1                      13-Mar-2002          6.7            64.9
12-Mar-2003           4.0                38.4                      12-Mar-2002          7.0            65.0
11-Mar-2003           4.2                40.1                      11-Mar-2002          7.7            66.2
10-Mar-2003           4.2                39.4                      08-Mar-2002          7.0            67.4
07-Mar-2003           4.4                40.9                      07-Mar-2002          6.5            67.4
06-Mar-2003           4.4                41.5                      06-Mar-2002          5.8            66.9
05-Mar-2003           4.4                42.0                      05-Mar-2002          5.6            66.4
04-Mar-2003           4.4                42.2                      04-Mar-2002          5.6            67.1
03-Mar-2003           4.5                43.5                      01-Mar-2002          5.0            65.3
28-Feb-2003           4.4                43.9                      28-Feb-2002          4.7            64.4
27-Feb-2003           4.5                43.0                      27-Feb-2002          4.8            64.4
26-Feb-2003           4.7                42.5                      26-Feb-2002          5.0            62.7
25-Feb-2003           4.3                42.2                      25-Feb-2002          4.8            62.0
24-Feb-2003           4.5                44.1                      22-Feb-2002          4.1            61.0
21-Feb-2003           4.6                44.9                      21-Feb-2002          4.9            61.8
20-Feb-2003           4.6                44.7                      20-Feb-2002          6.0            60.7
19-Feb-2003           4.5                45.4                      19-Feb-2002          6.1            60.5
18-Feb-2003           4.7                47.4                      18-Feb-2002          6.9            61.8
17-Feb-2003           4.5                47.1                      15-Feb-2002          6.3            62.4
14-Feb-2003           4.5                46.8                      14-Feb-2002          6.1            63.8
13-Feb-2003           4.5                46.0                      13-Feb-2002          6.7            63.0
12-Feb-2003           4.4                46.7                      12-Feb-2002          7.2            62.9
11-Feb-2003           4.6                46.9                      11-Feb-2002          7.7            64.0
10-Feb-2003           4.6                45.4                      08-Feb-2002          7.6            62.7
07-Feb-2003           4.5                45.5                      07-Feb-2002          7.7            62.7
06-Feb-2003           4.2                45.8                      06-Feb-2002          7.3            61.4
05-Feb-2003           4.2                46.5                      05-Feb-2002          7.3            63.0
04-Feb-2003           4.1                45.2                      04-Feb-2002          7.5            64.1
03-Feb-2003           4.3                46.5                      01-Feb-2002          8.1            65.7
31-Jan-2003           4.0                46.3                      31-Jan-2002          8.0            65.7
30-Jan-2003           4.0                46.3                      30-Jan-2002          7.6            64.8
29-Jan-2003           4.0                46.2                      29-Jan-2002          8.1            66.0
28-Jan-2003           4.1                46.5                      28-Jan-2002          9.4            67.7
27-Jan-2003           4.4                47.0                      25-Jan-2002          9.5            67.8
24-Jan-2003           4.6                48.5                      24-Jan-2002         10.4            68.4
23-Jan-2003           4.6                48.5                      23-Jan-2002         11.4            67.8
22-Jan-2003           4.8                48.9                      22-Jan-2002         12.2            67.4
21-Jan-2003           5.0                49.4                      21-Jan-2002         11.9            67.1
20-Jan-2003           5.0                49.2                      18-Jan-2002         12.0            67.9
17-Jan-2003           5.1                49.7                      17-Jan-2002         12.3            68.0
16-Jan-2003           5.2                51.2                      16-Jan-2002         12.0            66.6
15-Jan-2003           5.0                50.6                      15-Jan-2002         12.9            67.9
14-Jan-2003           5.1                51.2                      14-Jan-2002         12.5            67.5
13-Jan-2003           5.1                50.8                      11-Jan-2002         13.2            69.7
10-Jan-2003           5.1                49.6                      10-Jan-2002         13.4            69.6
09-Jan-2003           4.9                49.5                      09-Jan-2002         14.1            70.9
08-Jan-2003           4.8                48.9                      08-Jan-2002         13.4            71.9
07-Jan-2003           4.9                49.0                      07-Jan-2002         14.1            72.3
06-Jan-2003           5.0                48.5                      04-Jan-2002         14.9            74.2
03-Jan-2003           4.9                48.0                      03-Jan-2002         14.8            73.7
02-Jan-2003           5.1                47.6                      02-Jan-2002         13.3            71.2
01-Jan-2003           5.1                45.7                      01-Jan-2002         12.7            71.4
31-Dec-2001          12.7                71.4                      29-Dec-2000        160.6           101.8
28-Dec-2001          11.5                71.3                      28-Dec-2000        162.3           101.1
27-Dec-2001          11.2                71.5                      27-Dec-2000        161.7           102.6
26-Dec-2001          11.2                70.6                      26-Dec-2000        159.6           103.2
25-Dec-2001          11.2                70.6                      25-Dec-2000        159.6           103.2
24-Dec-2001          11.2                70.6                      22-Dec-2000        159.6           103.2
21-Dec-2001          11.2                70.6                      21-Dec-2000        166.2           104.0
20-Dec-2001          11.4                69.8                      20-Dec-2000        164.5           106.4
19-Dec-2001          12.8                70.7                      19-Dec-2000        174.0           111.5
18-Dec-2001          13.6                71.7                      18-Dec-2000        172.9           109.0
17-Dec-2001          14.3                71.6                      15-Dec-2000        165.8           110.7
14-Dec-2001          13.4                69.8                      14-Dec-2000        173.0           115.2
13-Dec-2001          14.2                70.4                      13-Dec-2000        180.9           118.0
12-Dec-2001          15.3                72.5                      12-Dec-2000        185.7           120.7
11-Dec-2001          16.2                73.4                      11-Dec-2000        192.2           119.9
10-Dec-2001          16.3                72.9                      08-Dec-2000        182.9           113.3
07-Dec-2001          17.7                74.5                      07-Dec-2000        167.2           111.7
06-Dec-2001          18.1                75.0                      06-Dec-2000        176.2           112.7
05-Dec-2001          18.4                75.1                      05-Dec-2000        164.6           112.5
04-Dec-2001          15.7                71.7                      04-Dec-2000        149.0           108.1
03-Dec-2001          15.2                70.5                      01-Dec-2000        149.5           111.7
30-Nov-2001          15.4                71.4                      30-Nov-2000        135.0           109.4
29-Nov-2001          15.6                70.0                      29-Nov-2000        140.1           114.1
28-Nov-2001          15.6                69.7                      28-Nov-2000        154.5           114.5
27-Nov-2001          17.5                70.6                      27-Nov-2000        172.9           119.1
26-Nov-2001          17.8                72.0                      24-Nov-2000        166.2           119.0
23-Nov-2001          18.4                72.6                      23-Nov-2000        166.1           114.2
22-Nov-2001          17.8                73.0                      22-Nov-2000        160.6           111.9
21-Nov-2001          18.2                72.2                      21-Nov-2000        181.4           115.8
20-Nov-2001          18.5                74.2                      20-Nov-2000        183.7           115.0
19-Nov-2001          21.0                76.5                      17-Nov-2000        195.2           119.3
16-Nov-2001          19.5                74.9                      16-Nov-2000        190.2           122.5
15-Nov-2001          21.5                74.7                      15-Nov-2000        200.2           125.0
14-Nov-2001          20.1                72.9                      14-Nov-2000        194.0           124.8
13-Nov-2001          18.3                71.2                      13-Nov-2000        178.5           117.1
12-Nov-2001          16.2                68.2                      10-Nov-2000        191.7           119.8
09-Nov-2001          17.6                70.4                      09-Nov-2000        205.2           124.7
08-Nov-2001          16.5                71.8                      08-Nov-2000        223.1           128.4
07-Nov-2001          15.6                69.8                      07-Nov-2000        223.6           129.8
06-Nov-2001          15.1                68.3                      06-Nov-2000        237.7           130.0
05-Nov-2001          14.4                68.3                      03-Nov-2000        240.9           129.7
02-Nov-2001          13.4                66.1                      02-Nov-2000        234.2           131.0
01-Nov-2001          12.9                66.7                      01-Nov-2000        242.6           131.6
31-Oct-2001          13.1                67.0                      31-Oct-2000        245.4           133.8
30-Oct-2001          13.6                65.5                      30-Oct-2000        242.9           135.1
29-Oct-2001          15.3                68.3                      27-Oct-2000        247.6           136.0
26-Oct-2001          13.6                70.5                      26-Oct-2000        235.5           130.6
25-Oct-2001          12.7                68.6                      25-Oct-2000        244.1           131.3
24-Oct-2001          12.0                71.1                      24-Oct-2000        254.3           132.5
23-Oct-2001          11.9                69.3                      23-Oct-2000        221.4           123.4
22-Oct-2001          10.7                66.1                      20-Oct-2000        223.1           120.4
19-Oct-2001          13.4                64.7                      19-Oct-2000        207.8           117.6
18-Oct-2001          14.5                65.9                      18-Oct-2000        198.0           113.6
17-Oct-2001          14.3                66.8                      17-Oct-2000        202.5           116.0
16-Oct-2001          12.8                64.5                      16-Oct-2000        212.5           119.0
15-Oct-2001          12.9                63.1                      13-Oct-2000        201.3           117.8
12-Oct-2001          13.2                63.8                      12-Oct-2000        193.0           115.0
11-Oct-2001          11.9                64.7                      11-Oct-2000        197.4           115.9
10-Oct-2001          11.2                65.8                      10-Oct-2000        204.5           120.8
09-Oct-2001          11.2                63.9                      09-Oct-2000        203.9           122.4
08-Oct-2001          10.8                64.0                      06-Oct-2000        211.9           126.1
05-Oct-2001          10.0                63.1                      05-Oct-2000        218.1           128.4
04-Oct-2001          10.0                63.8                      04-Oct-2000        214.7           128.2
03-Oct-2001           9.3                61.6                      03-Oct-2000        223.2           130.3
02-Oct-2001           6.9                61.2                      02-Oct-2000        217.5           129.2
01-Oct-2001           7.6                60.8                      29-Sep-2000        216.4           126.7
28-Sep-2001           8.1                61.9                      28-Sep-2000        219.2           127.4
27-Sep-2001           8.6                60.8                      27-Sep-2000        217.0           127.7
26-Sep-2001          10.8                61.5                      26-Sep-2000        217.5           127.7
25-Sep-2001          12.3                60.7                      25-Sep-2000        223.6           131.3
24-Sep-2001          12.9                61.1                      22-Sep-2000        210.3           126.5
21-Sep-2001          12.7                58.3                      21-Sep-2000        217.8           127.2
20-Sep-2001          14.5                58.6                      20-Sep-2000        227.6           130.9
19-Sep-2001          15.0                58.4                      19-Sep-2000        239.8           135.7
18-Sep-2001          16.6                58.8                      18-Sep-2000        238.3           135.7
17-Sep-2001          17.0                57.8                      15-Sep-2000        237.6           138.4
14-Sep-2001          17.7                54.9                      14-Sep-2000        248.5           140.0
13-Sep-2001          18.6                57.9                      13-Sep-2000        228.2           137.3
12-Sep-2001          19.4                56.9                      12-Sep-2000        228.7           139.4
11-Sep-2001          17.7                54.4                      11-Sep-2000        237.6           140.0
10-Sep-2001          18.8                57.8                      08-Sep-2000        239.9           142.8
07-Sep-2001          19.2                57.4                      07-Sep-2000        254.3           146.1
06-Sep-2001          19.5                59.2                      06-Sep-2000        247.6           147.1
05-Sep-2001          20.7                61.7                      05-Sep-2000        254.3           149.9
04-Sep-2001          23.8                64.7                      04-Sep-2000        274.2           154.7
03-Sep-2001          21.0                64.0                      01-Sep-2000        271.6           147.3
31-Aug-2001          17.3                66.0                      31-Aug-2000        258.8           139.4
30-Aug-2001          17.9                66.8                      30-Aug-2000        218.7           138.3
29-Aug-2001          20.1                69.2                      29-Aug-2000        198.6           139.8
28-Aug-2001          21.8                68.8                      28-Aug-2000        201.9           141.2
27-Aug-2001          22.2                70.1                      25-Aug-2000        201.9           139.6
24-Aug-2001          22.2                70.2                      24-Aug-2000        198.0           136.5
23-Aug-2001          23.0                67.6                      23-Aug-2000        197.2           133.8
22-Aug-2001          25.4                67.9                      22-Aug-2000        198.0           135.0
21-Aug-2001          26.1                69.0                      21-Aug-2000        201.3           140.2
20-Aug-2001          27.4                68.7                      18-Aug-2000        202.5           142.9
17-Aug-2001          29.0                68.6                      17-Aug-2000        204.7           146.8
16-Aug-2001          30.7                70.1                      16-Aug-2000        215.8           149.9
15-Aug-2001          31.6                72.8                      15-Aug-2000        218.1           150.8
14-Aug-2001          33.2                73.9                      14-Aug-2000        215.8           152.1
13-Aug-2001          32.8                72.6                      11-Aug-2000        209.7           150.9
10-Aug-2001          33.7                72.2                      10-Aug-2000        209.9           152.4
09-Aug-2001          33.5                73.9                      09-Aug-2000        211.9           148.9
08-Aug-2001          35.1                76.1                      08-Aug-2000        219.2           144.7
07-Aug-2001          37.4                79.6                      07-Aug-2000        240.5           146.5
06-Aug-2001          35.1                80.6                      04-Aug-2000        227.6           146.1
03-Aug-2001          41.3                80.3                      03-Aug-2000        218.0           143.4
02-Aug-2001          45.0                81.0                      02-Aug-2000        227.2           146.6
01-Aug-2001          41.0                80.6                      01-Aug-2000        232.6           148.7
31-Jul-2001          41.0                81.2                      31-Jul-2000        232.6           148.9
30-Jul-2001          40.3                81.2                      28-Jul-2000        244.3           147.9
27-Jul-2001          37.7                79.3                      27-Jul-2000        261.1           153.5
26-Jul-2001          34.6                77.5                      26-Jul-2000        271.1           155.5
25-Jul-2001          35.4                76.2                      25-Jul-2000        265.5           154.8
24-Jul-2001          37.6                77.4                      24-Jul-2000        267.7           155.5
23-Jul-2001          37.9                78.3                      21-Jul-2000        271.6           162.1
20-Jul-2001          37.9                78.0                      20-Jul-2000        272.7           165.9
19-Jul-2001          38.9                79.0                      19-Jul-2000        267.7           168.5
18-Jul-2001          36.0                77.9                      18-Jul-2000        278.8           170.5
17-Jul-2001          34.1                79.2                      17-Jul-2000        290.0           173.9
16-Jul-2001          37.7                80.2                      14-Jul-2000        277.5           171.3
13-Jul-2001          42.8                80.4                      13-Jul-2000        256.7           169.9
12-Jul-2001          44.6                79.8                      12-Jul-2000        248.5           168.1
11-Jul-2001          43.4                78.3                      11-Jul-2000        247.2           168.7
10-Jul-2001          47.4                80.1                      10-Jul-2000        249.2           170.0
09-Jul-2001          44.3                80.1                      07-Jul-2000        256.6           170.0
06-Jul-2001          42.4                80.3                      06-Jul-2000        250.6           164.3
05-Jul-2001          46.5                82.4                      05-Jul-2000        256.6           162.9
04-Jul-2001          51.4                82.9                      04-Jul-2000        264.4           161.4
03-Jul-2001          55.7                84.2                      03-Jul-2000        267.7           164.0
02-Jul-2001          56.9                85.0                      30-Jun-2000        245.4           162.3
29-Jun-2001          54.9                82.4                      29-Jun-2000        239.2           160.9
28-Jun-2001          52.8                81.1                      28-Jun-2000        255.4           170.0
27-Jun-2001          50.0                77.7                      27-Jun-2000        263.4           169.1
26-Jun-2001          49.7                77.9                      26-Jun-2000        271.1           170.9
25-Jun-2001          51.3                79.9                      23-Jun-2000        284.4           170.2
22-Jun-2001          52.4                79.1                      22-Jun-2000        288.9           169.2
21-Jun-2001          54.1                78.9                      21-Jun-2000        295.6           170.4
20-Jun-2001          55.8                78.9                      20-Jun-2000        298.0           176.2
19-Jun-2001          61.3                80.1                      19-Jun-2000        295.4           174.5
18-Jun-2001          65.6                80.3                      16-Jun-2000        312.3           175.7
15-Jun-2001          68.9                83.0                      15-Jun-2000        285.6           180.5
14-Jun-2001          64.7                84.0                      14-Jun-2000        291.1           182.1
13-Jun-2001          70.9                85.6                      13-Jun-2000        278.9           177.0
12-Jun-2001          71.9                83.5                      12-Jun-2000        286.1           178.1
11-Jun-2001          75.0                84.8                      09-Jun-2000        280.0           178.3
08-Jun-2001          78.1                85.2                      08-Jun-2000        293.1           179.3
07-Jun-2001          77.5                84.3                      07-Jun-2000        297.8           177.1
06-Jun-2001          79.2                85.0                      06-Jun-2000        301.2           181.9
05-Jun-2001          80.9                87.1                      05-Jun-2000        303.4           184.2
04-Jun-2001          78.6                87.1                      02-Jun-2000        313.4           187.0
01-Jun-2001          80.0                86.6                      01-Jun-2000        283.3           178.7
31-May-2001          82.0                88.0                      31-May-2000        263.1           173.8
30-May-2001          78.2                87.7                      30-May-2000        261.1           171.3
29-May-2001          85.3                91.1                      29-May-2000        246.2           164.4
28-May-2001          88.1                93.0                      26-May-2000        246.2           161.0
25-May-2001          88.1                92.8                      25-May-2000        231.9           159.1
24-May-2001          89.9                93.1                      24-May-2000        199.4           151.9
23-May-2001          91.5                92.5                      23-May-2000        201.3           155.2
22-May-2001          95.4                94.1                      22-May-2000        207.7           151.4
21-May-2001          93.1                93.5                      19-May-2000        213.3           155.3
18-May-2001          95.5                93.7                      18-May-2000        228.6           168.3
17-May-2001          95.9                93.9                      17-May-2000        253.5           173.1
16-May-2001          92.8                92.6                      16-May-2000        249.3           180.8
15-May-2001          91.5                92.9                      15-May-2000        229.9           172.4
14-May-2001          88.9                91.9                      12-May-2000        246.5           177.3
11-May-2001          93.3                93.8                      11-May-2000        252.9           174.0
10-May-2001         100.2                95.4                      10-May-2000        280.2           167.1
09-May-2001         103.0                95.4                      09-May-2000        294.5           173.5
08-May-2001         109.3                96.6                      08-May-2000        311.1           183.4
07-May-2001         100.4                98.3                      05-May-2000        314.6           189.6
04-May-2001         100.4                97.8                      04-May-2000        314.0           187.5
03-May-2001         106.6                97.6                      03-May-2000        297.7           193.5
02-May-2001         113.4               100.6                      02-May-2000        327.7           201.3
01-May-2001         104.3               102.1                      01-May-2000        304.4           191.7
30-Apr-2001         107.6               101.1                      28-Apr-2000        304.4           190.5
27-Apr-2001         102.6                98.9                      27-Apr-2000        282.3           185.4
26-Apr-2001          93.7                97.9                      26-Apr-2000        299.2           192.2
25-Apr-2001          87.6                98.3                      25-Apr-2000        299.1           187.8
24-Apr-2001          85.3                99.4                      24-Apr-2000        313.3           189.1
23-Apr-2001          87.5                98.6                      21-Apr-2000        313.3           189.1
20-Apr-2001          91.8               101.1                      20-Apr-2000        313.3           189.1
19-Apr-2001          88.7               102.4                      19-Apr-2000        291.1           185.2
18-Apr-2001          88.1               102.1                      18-Apr-2000        302.5           186.7
17-Apr-2001          76.5                96.6                      17-Apr-2000        286.9           182.6
16-Apr-2001          80.3                98.3                      14-Apr-2000        307.9           182.2
13-Apr-2001          80.3                98.3                      13-Apr-2000        314.2           190.7
12-Apr-2001          80.3                98.3                      12-Apr-2000        313.6           187.7
11-Apr-2001          79.0                98.1                      11-Apr-2000        317.8           190.9
10-Apr-2001          77.6                98.6                      10-Apr-2000        346.6           201.2
09-Apr-2001          71.9                93.9                      07-Apr-2000        349.2           199.6
06-Apr-2001          70.3                91.4                      06-Apr-2000        334.7           195.3
05-Apr-2001          71.9                92.8                      05-Apr-2000        313.6           184.5
04-Apr-2001          70.1                89.6                      04-Apr-2000        284.4           188.2
03-Apr-2001          75.3                86.7                      03-Apr-2000        318.0           193.1
02-Apr-2001          81.4                89.9                      31-Mar-2000        333.0           208.3
30-Mar-2001          82.0                89.5                      30-Mar-2000        338.1           207.8
29-Mar-2001          85.9                89.7                      29-Mar-2000        370.2           222.4
28-Mar-2001          91.9                89.6                      28-Mar-2000        379.1           226.6
27-Mar-2001         101.5                92.3                      27-Mar-2000        380.6           223.5
26-Mar-2001          99.2                88.5                      24-Mar-2000        388.3           223.3
23-Mar-2001          92.6                84.5                      23-Mar-2000        353.7           215.3
22-Mar-2001          82.3                80.9                      22-Mar-2000        345.0           216.4
21-Mar-2001          85.6                84.7                      21-Mar-2000        357.5           220.9
20-Mar-2001          96.5                89.0                      20-Mar-2000        389.4           226.1
19-Mar-2001          92.0                87.0                      17-Mar-2000        385.4           219.5
16-Mar-2001          99.8                88.6                      16-Mar-2000        374.9           214.0
15-Mar-2001         111.1                91.3                      15-Mar-2000        389.0           213.1
14-Mar-2001         104.6                88.7                      14-Mar-2000        416.1           227.5
13-Mar-2001         118.0                90.8                      13-Mar-2000        409.7           231.0
12-Mar-2001         127.2                89.5                      10-Mar-2000        421.6           240.4
09-Mar-2001         136.5                93.0                      09-Mar-2000        423.2           235.2
08-Mar-2001         145.9                95.7                      08-Mar-2000        437.9           230.2
07-Mar-2001         145.6                97.3                      07-Mar-2000        439.6           237.7
06-Mar-2001         145.8                97.6                      06-Mar-2000        442.2           247.1
05-Mar-2001         137.1                94.2                      03-Mar-2000        451.5           249.2
02-Mar-2001         127.4                91.4                      02-Mar-2000        435.8           239.9
01-Mar-2001         132.3                89.8                      01-Mar-2000        454.3           218.0
28-Feb-2001         138.7                91.7                      29-Feb-2000        405.0           212.3
27-Feb-2001         149.5                93.9                      28-Feb-2000        408.9           210.3
26-Feb-2001         149.2                92.4                      25-Feb-2000        417.2           218.6
23-Feb-2001         145.9                89.4                      24-Feb-2000        384.5           213.5
22-Feb-2001         152.3                91.6                      23-Feb-2000        365.1           211.1
21-Feb-2001         144.6                92.5                      22-Feb-2000        382.9           205.0
20-Feb-2001         150.9                94.7                      21-Feb-2000        401.1           204.1
19-Feb-2001         151.9                95.3                      18-Feb-2000        404.0           206.7
16-Feb-2001         156.2                95.3                      17-Feb-2000        419.9           205.2
15-Feb-2001         164.0                97.7                      16-Feb-2000        405.5           201.4
14-Feb-2001         154.6                95.8                      15-Feb-2000        397.3           202.7
13-Feb-2001         169.5               101.7                      14-Feb-2000        393.3           210.8
12-Feb-2001         170.1               105.4                      11-Feb-2000        391.0           214.4
09-Feb-2001         165.6               103.3                      10-Feb-2000        396.4           213.5
08-Feb-2001         171.8               106.7                      09-Feb-2000        414.7           216.4
07-Feb-2001         178.5               107.4                      08-Feb-2000        413.5           211.3
06-Feb-2001         191.2               112.2                      07-Feb-2000        399.8           201.6
05-Feb-2001         184.0               112.5                      04-Feb-2000        417.8           208.0
02-Feb-2001         193.5               113.3                      03-Feb-2000        396.1           199.1
01-Feb-2001         206.7               115.7                      02-Feb-2000        342.6           186.7
31-Jan-2001         214.3               118.0                      01-Feb-2000        334.1           189.2
30-Jan-2001         209.7               117.6                      31-Jan-2000        327.5           181.6
29-Jan-2001         204.6               116.0                      28-Jan-2000        335.6           188.4
26-Jan-2001         197.7               115.3                      27-Jan-2000        347.5           190.2
25-Jan-2001         204.6               115.6                      26-Jan-2000        335.5           181.8
24-Jan-2001         210.0               117.1                      25-Jan-2000        331.6           175.0
23-Jan-2001         200.8               115.7                      24-Jan-2000        346.1           176.7
22-Jan-2001         201.3               117.1                      21-Jan-2000        343.1           177.1
19-Jan-2001         197.4               118.9                      20-Jan-2000        354.8           179.8
18-Jan-2001         186.3               118.2                      19-Jan-2000        340.0           179.7
17-Jan-2001         179.6               117.3                      18-Jan-2000        336.5           182.5
16-Jan-2001         179.0               113.4                      17-Jan-2000        358.4           185.6
15-Jan-2001         196.3               116.1                      14-Jan-2000        349.6           179.4
12-Jan-2001         197.3               116.6                      13-Jan-2000        334.4           172.1
11-Jan-2001         191.7               110.9                      12-Jan-2000        317.9           167.9
10-Jan-2001         195.8               108.2                      11-Jan-2000        325.5           167.0
09-Jan-2001         186.8               106.6                      10-Jan-2000        314.9           169.2
08-Jan-2001         179.6               107.7                      07-Jan-2000        294.0           165.8
05-Jan-2001         180.7               109.3                      06-Jan-2000        290.2           161.4
04-Jan-2001         170.1               107.2                      05-Jan-2000        312.3           168.8
03-Jan-2001         143.9               101.2                      04-Jan-2000        332.6           177.0
02-Jan-2001         152.9                99.9                      03-Jan-2000        353.5           186.7
01-Jan-2001         160.6               101.8


31-Dec-1999         353.5               187.4
30-Dec-1999         353.5               187.4
29-Dec-1999         345.2               183.6
28-Dec-1999         355.2               181.8
27-Dec-1999         355.2               181.4
24-Dec-1999         355.2               180.1
23-Dec-1999         346.8               180.0
22-Dec-1999         336.6               175.3
21-Dec-1999         322.3               169.1
20-Dec-1999         344.9               169.1
17-Dec-1999         323.5               162.7
16-Dec-1999         308.6               160.9
15-Dec-1999         307.6               161.4
14-Dec-1999         330.0               165.4
13-Dec-1999         338.0               163.8
10-Dec-1999         342.7               161.8
09-Dec-1999         317.8               164.7
08-Dec-1999         302.1               162.5
07-Dec-1999         300.6               164.0
06-Dec-1999         279.4               161.7
03-Dec-1999         273.6               159.7
02-Dec-1999         263.2               153.4
01-Dec-1999         255.7               152.1
30-Nov-1999         264.0               150.3
29-Nov-1999         271.3               152.9
26-Nov-1999         259.2               154.3
25-Nov-1999         262.1               151.3
24-Nov-1999         242.2               145.1
23-Nov-1999         234.2               145.9
22-Nov-1999         230.6               144.8
19-Nov-1999         232.0               147.3
18-Nov-1999         234.1               142.1
17-Nov-1999         233.7               137.7
16-Nov-1999         230.9               139.6
15-Nov-1999         225.4               139.5
12-Nov-1999         232.0               137.2
11-Nov-1999         244.3               137.3
10-Nov-1999         241.2               130.3
09-Nov-1999         217.3               128.8
08-Nov-1999         208.0               127.3
05-Nov-1999         203.0               128.1
04-Nov-1999         208.1               127.7
03-Nov-1999         214.2               124.8
02-Nov-1999         215.6               122.9
01-Nov-1999         206.0               121.8
29-Oct-1999         202.9               121.8
28-Oct-1999         199.4               120.6
27-Oct-1999         198.6               118.3
26-Oct-1999         198.0               118.3
25-Oct-1999         194.1               116.9
22-Oct-1999         200.0               118.3
21-Oct-1999         187.2               115.1
20-Oct-1999         180.4               114.9
19-Oct-1999         178.5               114.7
18-Oct-1999         169.7               110.4
15-Oct-1999         170.3               111.4
14-Oct-1999         176.9               113.2
13-Oct-1999         182.0               114.1
12-Oct-1999         183.7               115.7
11-Oct-1999         182.3               117.4
08-Oct-1999         184.4               117.9
07-Oct-1999         186.1               116.9
06-Oct-1999         175.1               114.2
05-Oct-1999         164.3               112.6
04-Oct-1999         160.7               110.7
01-Oct-1999         157.6               109.1
30-Sep-1999         161.1               110.5
29-Sep-1999         152.0               110.6
28-Sep-1999         150.3               111.4
27-Sep-1999         149.7               112.9
24-Sep-1999         143.8               112.1
23-Sep-1999         144.8               113.9
22-Sep-1999         138.9               110.8
21-Sep-1999         141.8               111.0
20-Sep-1999         142.2               113.1
17-Sep-1999         137.2               110.9
16-Sep-1999         134.4               110.5
15-Sep-1999         142.3               110.4
14-Sep-1999         141.4               111.3
13-Sep-1999         150.7               113.1
10-Sep-1999         153.6               114.5
09-Sep-1999         153.4               114.9
08-Sep-1999         153.4               114.0
07-Sep-1999         155.7               114.8
06-Sep-1999         156.3               116.4
03-Sep-1999         153.6               114.8
02-Sep-1999         145.8               111.3
01-Sep-1999         154.0               114.3
31-Aug-1999         151.1               113.3
30-Aug-1999         154.7               115.6
27-Aug-1999         154.7               115.9
26-Aug-1999         154.2               115.4
25-Aug-1999         147.4               114.9
24-Aug-1999         140.1               110.6
23-Aug-1999         138.3               109.6
20-Aug-1999         136.1               109.2
19-Aug-1999         136.1               108.3
18-Aug-1999         139.1               109.6
17-Aug-1999         139.7               108.8
16-Aug-1999         143.0               108.7
13-Aug-1999         140.4               109.3
12-Aug-1999         146.2               107.6
11-Aug-1999         139.8               105.4
10-Aug-1999         133.5               105.5
09-Aug-1999         139.8               107.9
06-Aug-1999         139.5               106.2
05-Aug-1999         143.1               106.8
04-Aug-1999         156.8               110.3
03-Aug-1999         161.5               112.0
02-Aug-1999         165.4               113.4
30-Jul-1999         155.5               112.9
29-Jul-1999         156.2               111.9
28-Jul-1999         159.0               115.5
27-Jul-1999         157.8               115.5
26-Jul-1999         160.3               114.0
23-Jul-1999         157.8               113.8
22-Jul-1999         164.6               115.6
21-Jul-1999         160.8               116.3
20-Jul-1999         163.6               117.5
19-Jul-1999         160.4               119.8
16-Jul-1999         156.7               120.0
15-Jul-1999         156.5               121.4
14-Jul-1999         148.9               119.6
13-Jul-1999         151.9               120.0
12-Jul-1999         155.5               121.3
09-Jul-1999         155.2               121.4
08-Jul-1999         155.8               121.6
07-Jul-1999         153.4               121.4
06-Jul-1999         149.0               122.7
05-Jul-1999         149.9               122.1
02-Jul-1999         147.1               119.8
01-Jul-1999         149.9               119.4
30-Jun-1999         148.5               117.7
29-Jun-1999         147.5               118.2
28-Jun-1999         145.3               118.0
25-Jun-1999         144.6               118.9
24-Jun-1999         143.0               120.6
23-Jun-1999         147.9               121.9
22-Jun-1999         149.9               122.1
21-Jun-1999         145.5               122.4
18-Jun-1999         146.8               121.1
17-Jun-1999         140.3               120.2
16-Jun-1999         138.4               119.2
15-Jun-1999         140.0               118.6
14-Jun-1999         141.7               119.0
11-Jun-1999         142.4               119.7
10-Jun-1999         141.4               119.3
09-Jun-1999         147.2               121.1
08-Jun-1999         144.2               120.4
07-Jun-1999         140.9               118.9
04-Jun-1999         135.3               117.6
03-Jun-1999         137.5               117.4
02-Jun-1999         139.7               116.5
01-Jun-1999         142.1               116.8
31-May-1999         147.0               116.6
28-May-1999         147.0               115.1
27-May-1999         149.5               112.7
26-May-1999         146.8               114.1
25-May-1999         151.6               113.6
24-May-1999         156.2               115.7
21-May-1999         157.7               117.7
20-May-1999         160.3               117.7
19-May-1999         148.2               116.1
18-May-1999         146.2               112.7
17-May-1999         141.0               110.4
14-May-1999         143.8               112.5
13-May-1999         139.5               114.5
12-May-1999         132.7               113.1
11-May-1999         132.0               112.7
10-May-1999         136.2               112.7
07-May-1999         137.8               112.3
06-May-1999         136.1               112.9
05-May-1999         129.3               113.1
04-May-1999         132.6               115.7
03-May-1999         129.5               116.4
30-Apr-1999         129.5               115.7
29-Apr-1999         128.7               115.6
28-Apr-1999         130.4               117.3
27-Apr-1999         132.1               118.5
26-Apr-1999         127.8               114.9
23-Apr-1999         122.9               112.6
22-Apr-1999         126.9               110.6
21-Apr-1999         120.9               109.9
20-Apr-1999         119.4               109.7
19-Apr-1999         128.6               112.8
16-Apr-1999         126.3               113.7
15-Apr-1999         126.2               114.4
14-Apr-1999         131.5               117.2
13-Apr-1999         134.0               117.7
12-Apr-1999         136.1               117.1
09-Apr-1999         141.0               117.8
08-Apr-1999         137.0               118.6
07-Apr-1999         140.0               117.5
06-Apr-1999         133.3               115.8
05-Apr-1999         128.1               111.9
02-Apr-1999         128.1               111.9
01-Apr-1999         128.1               111.9
31-Mar-1999         124.5               111.3
30-Mar-1999         113.3               109.2
29-Mar-1999         108.3               110.1
26-Mar-1999         107.4               108.1
25-Mar-1999         106.5               110.2
24-Mar-1999         104.5               108.4
23-Mar-1999         104.2               109.0
22-Mar-1999         108.3               111.3
19-Mar-1999         110.9               111.9
18-Mar-1999         110.4               110.3
17-Mar-1999         110.4               111.7
16-Mar-1999         111.0               114.3
15-Mar-1999         104.7               114.9
12-Mar-1999         110.4               115.8
11-Mar-1999         116.2               115.6
10-Mar-1999         118.7               117.2
09-Mar-1999         121.6               118.0
08-Mar-1999         121.0               118.8
05-Mar-1999         124.6               120.3
04-Mar-1999         126.4               117.6
03-Mar-1999         124.9               118.1
02-Mar-1999         126.8               120.9
01-Mar-1999         132.4               119.9
26-Feb-1999         129.1               120.7
25-Feb-1999         127.8               120.3
24-Feb-1999         142.4               121.3
23-Feb-1999         143.3               119.9
22-Feb-1999         138.7               118.2
19-Feb-1999         132.8               116.8
18-Feb-1999         132.7               115.3
17-Feb-1999         135.0               113.9
16-Feb-1999         132.6               115.1
15-Feb-1999         125.9               115.4
12-Feb-1999         119.6               114.8
11-Feb-1999         126.4               112.4
10-Feb-1999         116.9               106.9
09-Feb-1999         115.7               107.4
08-Feb-1999         119.7               111.3
05-Feb-1999         121.5               113.0
04-Feb-1999         130.5               115.0
03-Feb-1999         139.4               113.6
02-Feb-1999         143.9               116.5
01-Feb-1999         149.6               118.8
29-Jan-1999         140.5               115.7
28-Jan-1999         140.5               113.5
27-Jan-1999         142.3               111.5
26-Jan-1999         137.2               112.1
25-Jan-1999         131.6               112.2
22-Jan-1999         127.2               111.7
21-Jan-1999         143.0               116.6
20-Jan-1999         147.8               118.2
19-Jan-1999         139.2               114.4
18-Jan-1999         135.5               113.7
15-Jan-1999         119.4               109.4
14-Jan-1999         114.9               106.4
13-Jan-1999         113.6               103.6
12-Jan-1999         115.7               107.7
11-Jan-1999         116.1               108.8
08-Jan-1999         121.1               110.8
07-Jan-1999         118.6               111.2
06-Jan-1999         125.4               113.3
05-Jan-1999         115.7               109.9
04-Jan-1999         106.3               107.0
01-Jan-1999         100.0               100.0]

Over the last five years (as shown in the chart above) COLT initially performed very strongly, but like many stocks in the Telecoms, Media and Technology (TMT) sector, suffered falls in its share price during recent years.

                                              The Directors' Remuneration Report

AUDITED INFORMATION

Directors' Remuneration 2003 (1)(2)
((pound) 000)

                           ---------------------------------------------------------------------------------------------------------
                                                                                Total        Total          Pension      Pension
                           Salaries/Fees (7)    Bonus       Benefits (8)         2003         2002 (9)         2003         2002 (9)
                           ---------------------------------------------------------------------------------------------------------

Steven P. Akin (3)                 244.8        489.7          341.0          1,075.5        425.0             20.1         14.9
Barry R. J. Bateman                   --           --             --               --           --               --           --
Andreas Barth (4)(6)                10.0           --             --             10.0           --               --           --
Paul W. Chisholm (6)                30.0           --            9.6             39.6         39.8               --           --
James C. Curvey (5)(6)              15.0           --             --             15.0           --               --           --
Vincenzo Damiani (6)               33.75           --             --            33.75         13.3               --           --
Hans Eggerstedt (4)                 17.5           --             --             17.5           --               --           --
Robert Hawley (CBE)(6)             33.75           --             --            33.75         30.0               --           --
H. F. van den Hoven (KBE)(6)       33.75           --             --            33.75         30.0               --           --
Timothy T. Hilton                     --           --             --               --           --               --           --
Mark A. Jenkins                     96.7         43.5            0.8            141.0        100.7             15.8          8.1

(1) Messrs. Hilton and Bateman are employees of FMR Corp. and Fidelity International Limited, respectively. As such Messrs. Hilton and Bateman did not receive payment from the Company for the services they provide to the Company or for serving on the Board of
    Directors of the Company and receive no remuneration from FMR Corp. or Fidelity International Limited specifically attributable to their duties for the Company. Mr. Curvey was an employee of FMR Corp. until 31 December 2002 and the services he provides to the Company are provided on the terms of his service contract. Mr. Akin is an employee of FMR Corp. and the services he provides to the Company are provided on the terms of a secondment agreement, and all of the remuneration attributable to his duties to the Company, are paid for by the Company.
(2) No expense allowances are paid.
(3) The highest paid Director's emoluments was (pound)1,075m (2002: (pound)1.3m including gains on share options), Mr. Chisholm was the highest paid Director in 2002.
(4) Remuneration is for the period of Directorship. Messrs. Eggerstedt and Barth were appointed as Directors on 2 June 2003 and 1
    September 2003 respectively.
(5) Remuneration for Mr. Curvey is from 1 July 2003 the period from which he received remuneration for his services.
(6) 50% of fees paid to Messrs. Barth, Chisholm, Curvey and Eggerstedt, are paid in shares of the Company based on market value at the time of purchase. Messrs. Van den Hoven, Damiani and Hawley as members of the Audit Committee received an additional
    (pound)5,000 per annum all of which is paid in cash therefore of the total fees of (pound)35,000 that they receive per annum
    (pound)15,000 is received in the form of shares.
(7) This figure includes basic salary and other fees.
(8) This figure includes, as appropriate, housing benefits, private health insurance and other similar benefits.
(9) Remuneration is for the period of Directorship. Messrs. Jenkins, Akin and Damiani were appointed as Directors on 23 May 2002, 23
    July 2002 and 23 July 2002 respectively.

Past Directors

Ms. Biner Bradley resigned as a Director on 23 May 2002 and was given an additional year from the date of resignation in which to exercise vested options to purchase shares in the Company, failing which they would lapse, which they did on 23 May 2003.

Mr. Manning resigned as a Director on 25 July 2002. He was entitled to the sum of (pound)830,000, paid in two equal instalments of (pound)415,000 each of which were paid on the 15 February and 3 April 2003. Of an option to purchase 1,000,000 shares at (pound)0.4125 per share under the rules of the COLT Group Share Plan, granted on 26 February 2002, vesting was accelerated so that an option to purchase 500,000 shares vested and became exercisable on 26 February 2003 and will remain exercisable until 31 December 2005 at which date if not exercised it will lapse.

Mr. Ingeneri resigned as a Director on 30 June 2002. On 10 February 2003 a bonus of $335,000 ((pound)215,000) was paid being his entitlement based on performance for the year to 31 December 2002. The Company also paid the costs of relocation to the United States in 2003 amounting to $15,256.39 ((pound)9,693.55). With regard to share scheme participation, exercise rights were extended until 31 December 2003 for all options over shares that had vested as of 31 December 2002 and accordingly 2,050,000 options over shares were exercised in 2003 and the remaining 420,000 options over shares not having been exercised lapsed.

Directors' share options

The table below sets out the details of options over shares in respect of each person who served as a Director of the Company at any time during the year ended 31 December 2003. Unless otherwise indicated the information is in relation to share options granted in respect of Qualifying Services and the options were granted under the Company's Option Plan. None of the persons who served as a Director of the Company at any time during the year ended 31 December 2003 exercised any options.

Directors' share options (1)(2)(3)

                                                                             Exercise          Usual date from             Usual
                      01-Jan-03   Granted  Exercised  Lapsed   31-Dec-03      price (7)        which exercisable       expiry date
-----------------------------------------------------------------------------------------------------------------------------------

Paul W. Chisholm      5,100,000                               5,100,000       0.6875    17 Dec 1997 to 17 Dec 2001   17 Dec 2006
                        400,000                                 400,000       1.7000    15 Dec 1998 to 15 Dec 2002   15 Dec 2007
-----------------------------------------------------------------------------------------------------------------------------------
                      5,500,000                               5,500,000
-----------------------------------------------------------------------------------------------------------------------------------

H.F. van den
Hoven (KBE)              48,000                                  48,000            8    17 Dec 1996 to 17 dec 2000   17 Dec 2006
-----------------------------------------------------------------------------------------------------------------------------------
                         48,000                                  48,000
-----------------------------------------------------------------------------------------------------------------------------------

Robert Hawley (CBE)      68,060                                  68,060       7.4940    25 Nov 1999 to 25 Nov 2003   25 Nov 2008
-----------------------------------------------------------------------------------------------------------------------------------
                         68,060                                  68,060
-----------------------------------------------------------------------------------------------------------------------------------

Mark A. Jenkins (4)     160,000                                 160,000       6.6000     4 Aug 1999 to4 Aug 2003      4 Aug 2008
                         20,000                                  20,000      13.3700    27 Feb 2003 tocliff vest     27 Feb 2011
                         20,000                                  20,000       0.4125    26 Feb 2003 to26 Feb 2007    26 Feb 2012
                         20,000                                  20,000       0.4800    29 Jul 2003 to29 Jul 2007    29 Jul 2012
-----------------------------------------------------------------------------------------------------------------------------------
                        220,000                                 220,000
-----------------------------------------------------------------------------------------------------------------------------------

Steve P. Akin (5)       500,000                                 500,000       0.4800    29 Jul 2003 to 29 Jul 2007   29 Jul 2012
                                  150,000                       150,000       0.7692    28 Jul 2006 to 28 Jul 2008   28 Jul 2013
-----------------------------------------------------------------------------------------------------------------------------------
                        500,000   150,000                       650,000
-----------------------------------------------------------------------------------------------------------------------------------

Vincenzo Damiani         40,000                                  40,000       0.4800    29 Jul 2003 to 29 Jul 2007   29 Jul 2012
-----------------------------------------------------------------------------------------------------------------------------------
                         40,000                                  40,000
-----------------------------------------------------------------------------------------------------------------------------------

Past Directors' share options
-----------------------------------------------------------------------------------------------------------------------------------

Catherine B. Bradley     48,000                        48,000        --          (8)    17 Dec 1996 to 17 Dec 2000   17 Dec 2006
                         48,000                        48,000        --

Peter D. Manning (6)    500,000                                 500,000       0.4125    26 Feb 2003 to 26 Feb 2007   26 Feb 2012
                        500,000                                 500,000

Lawrence M. Ingeneri  2,050,000            2,050,000                 --       0.6875    17 Dec 1997 to 17 Dec 2001   17 Dec 2006
(6)                     400,000                       400,000        --       1.7000    15 Dec 1998 to 15 Dec 2002   15 Dec 2007
                         20,000                        20,000        --      13.3700    27 Feb 2002 to 27 Feb 2006   27 Feb 2011
-----------------------------------------------------------------------------------------------------------------------------------
                      2,470,000            2,050,000  420,000        --
-----------------------------------------------------------------------------------------------------------------------------------

(1) The closing mid-point price of the Company's ordinary shares on 31 December 2003 was (pound)0.9475 per share and the range during the year was (pound)0.32 to (pound)1.12 per share.
(2) Under the Company's Share Option Plan, usually 20% of the shares under option become exercisable on each of the five anniversaries following the date of option grant. In certain specified circumstances, including the death of the option holder, options may become exercisable earlier.
(3) For all grants of options made during 2003 performance conditions based upon the achievement of free cash flow were applied consisting of two elements. The first element being that the Company's published annual accounts show a free cash flow positive position, in the aggregate, for 2005, having achieved such a position in at least 2 of its published quarterly accounts during
    2005. The second element being that the Company has a free cash flow positive position in any one of its published quarterly accounts for 2004 and that the first condition has also been met. Achievement of the first element would result in vesting, on the due vesting date, of 70% of the total option grant whilst achievement of the second element would result in vesting of the remaining 30%, on the due vesting date of the total grant.
(4) Mr. Jenkins resigned as a Director and Company Secretary with effect from 29 February 2004.
(5) Highest paid Director.
(6) Messrs. Ingeneri and Manning resigned as Directors on 30 June 2002 and 25 July 2002 respectively. Of the options over shares granted to Mr. Ingeneri the terms of this option over shares was varied to the extent that all of those that had vested by 31
    December 2002, amounting to an option over 2,050,000 shares at the exercise price of (pound)0.6875, an option over 400,000 shares at the exercise price of (pound)1.700 and an option over 20,000 at the exercise price of (pound)13.370, will remain capable of being exercised until 31 December 2003 at which time all those options over shares not exercised lapsed. Of the options over shares granted to Mr. Manning the terms of this option over shares were varied such that an option over 500,000 shares at the exercise price of (pound)0.4125 vested on 26 February 2003 and may be exercised at any time up until 31 December
    2005, at which time all those options over shares not exercised will lapse. All other options over shares have lapsed.
(7) Gains on the exercise of options would be calculated using the differences between the exercise price and the closing mid-point price per share on the date of exercise. Where the individual has retained shares rather than sold, the gain is the notional gain at the date of exercise. Where shares have been sold they may not have been sold at the Market Value.
(8) Each of Mr. van den Hoven and Ms. Biner Bradley were granted options to subscribe for 80,000 ordinary shares, under the terms of their service agreements, 16,000 of which vested and became exercisable upon the closing of the Company's initial public offering on 17 December 1996 and additional amounts of 16,000 each, vested, and became exercisable on 17 December 1997, 1998,
    1999 and 2000. The exercise price for the initial 16,000 options over shares was (pound)0.6875 per share and the price for the second, third, fourth and fifth 16,000 options over shares is (pound)1.659 per share, (pound)8.50 per share (pound)29.00 per share and (pound)14.86 per share respectively. Both Mr. van den Hoven and Ms. Biner Bradley have previously exercised those options over shares that vested in December 1996 and December 1997. Ms. Biner Bradley having resigned as a Director on 23 May
    2002, the terms of this option over shares were varied such that her options over shares lapsed to the extent they had not been exercised by 23 May 2003.

                                              The Directors' Remuneration Report

Savings-Related Share Option Plan

The table below sets out certain details of the interests of all persons who were, at any time during the year ended 31 December 2003, Directors of the Company under the Savings-Related Share Option Plan.

Savings-Related Share Option Plan

                                      Number of Ordinary Shares
 -------------------------------------------------------------------------------
                                                                                  Excercise   Usual date from                  Usual
                       01-Jan-03    Granted    Exercised    Lapsed     31-Dec-03    price     which exercisable          expiry date
 -----------------------------------------------------------------------------------------------------------------------------------
Mark A. Jenkins        18,000        --         --           --           18,000    0.6875    1 Mar 2006 to 1 Aug 2006    1 Aug 2006

Deferred Bonus Share Plan

The table below sets out certain details of the interests of all persons who were, at any time during the year ended 31 December 2003, Directors of the Company under the Deferred Bonus Share Plan.

Deferred Bonus Share Plan

                                      Number of Ordinary Shares
 -------------------------------------------------------------------------------
                                                                                              Usual date from                  Usual
                       01-Jan-03    Granted    Exercised    Lapsed     31-Dec-03              which exercisable          expiry date
 -----------------------------------------------------------------------------------------------------------------------------------
Mark A. Jenkins         1,685         --         --           --         1,685                 27 Feb 2004               27 Feb 2004

Retirement of Directors

The entire Board of Directors shall retire in accordance with the Articles of Association as Directors of the Company at the next Annual General Meeting, and will, being eligible, offer themselves for re-election except for Mr. Jenkins who resigned as a Director and Company Secretary with effect from 29 February 2004. Messrs. Barth and Eggerstedt having been appointed since the last Annual General Meeting will retire and offer themselves for reappointment at the next Annual General Meeting.

On behalf of the Board


/s/ Barry Bateman
B.R.J. Bateman
Chairman of the Compensation Committee

Independent auditors' report to the members of COLT Telecom Group plc

We have audited the financial statements which comprise the profi t and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of equity shareholders' funds and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report ("the auditable part").

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the Opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the sections set out in the table of contents including the Chairman's overview, the President & CEO's review, the Financial Review, the report of the Board of Directors, the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

o the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2003 and of the loss and cash flows of the Group for the year then ended;
o the financial statements have been properly prepared in accordance with the Companies Act 1985; and
o those parts of the Directors' Remuneration Report required by Part 3 of
Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors, London
24 February 2004.

                                                            Financial Statements


                                                             Year ended 31 December
                                           ----------------------------------------------
                                                    2002             2002            2002
                                                  Before                            After
                                             Exceptional      Exceptional     Exceptional
                                                   Items            Items           Items
                                   Notes     (pound)'000      (pound)'000     (pound)'000
                                   ------   ------------     ------------    ------------


Turnover                              2        1,027,258               --       1,027,258

Cost of sales
   Interconnect and network                     (713,615)         (18,320)       (731,935)
   Network depreciation                         (212,009)        (508,000)       (720,009)
                                            ------------     ------------    ------------
                                                (925,624)        (526,320)     (1,451,944)
                                            ------------     ------------    ------------
Gross profit (loss)                              101,634         (526,320)       (424,686)

Operating expenses
   Selling, general
      and administrative                        (242,095)         (18,934)       (261,029)
   Other depreciation
      and amortisation                           (49,879)         (43,000)        (92,879)
                                            ------------     ------------    ------------
                                                (291,974)         (61,934)       (353,908)
                                            ------------     ------------    ------------
Operating loss                                  (190,340)        (588,254)       (778,594)

Other income (expense)
   Interest receivable                            38,108               --          38,108
   Gain on purchase of debt           7               --          101,668         101,668
   Amounts written off investment
      in own shares                   7               --             (409)           (409)
   Interest payable and
      similar charges                 6          (96,300)              --         (96,300)
   Exchange gain                                  12,401            4,844          17,245
                                            ------------     ------------    ------------
                                                 (45,791)         106,103       60,312
                                            ------------     ------------    ------------

Profit (loss) on ordinary
activities before taxation            3         (236,131)        (482,151)       (718,282)
Taxation                              8               --               --              --
                                            ------------     ------------    ------------
Profit (loss) for period                        (236,131)        (482,151)       (718,282)
                                            ============     ============    ============
Basic and diluted profit (loss)
per share                             9     (pound)(0.16)    (pound)(0.32)   (pound)(0.48)
                                            ============     ============    ============
                                                             Year ended 31 December
                                           ---------------------------------------------------------------
                                                     2003            2003            2003             2003
                                                   Before                           After            After
                                              Exceptional     Exceptional     Exceptional      Exceptional
                                                    Items           Items           Items            Items
                                    Notes     (pound)'000     (pound)'000     (pound)'000            $'000
                                    ------   ------------    ------------    ------------      -----------
Turnover                              2         1,166,318              --       1,166,318        2,080,945

Cost of sales
   Interconnect and network                      (766,942)             --        (766,942)      (1,368,378)
   Network depreciation                          (204,417)             --        (204,417)        (364,721)
                                             ------------    ------------   -------------       ----------
                                                 (971,359)             --        (971,359)      (1,733,099)
                                             ------------    ------------   -------------       ----------
Gross profit (loss)                               194,959              --         194,959          347,846

Operating expenses
   Selling, general
      and administrative                         (235,928)          2,453        (233,475)        (416,566)
   Other depreciation
      and amortisation                            (38,531)             --         (38,531)         (68,747)
                                             ------------    ------------   -------------       ----------
                                                 (274,459)          2,453        (272,006)        (485,313)
                                             ------------    ------------   -------------       ----------
Operating loss                                    (79,500)          2,453         (77,047)        (137,467)

Other income (expense)
   Interest receivable                             26,718              --          26,718           47,670
   Gain on purchase of debt           7                --           7,589           7,589           13,540
   Amounts written off investment
      in own shares                   7                --              --              --               --
   Interest payable and
      similar charges                 6           (88,295)             --         (88,295)        (157,536)
   Exchange gain                                    6,388              --           6,388           11,398
                                             ------------    ------------   -------------       ----------
                                                  (55,189)          7,589         (47,600)         (84,928)
                                             ------------    ------------   -------------       ----------

Profit (loss) on ordinary
activities before taxation            3          (134,689)         10,042        (124,647)        (222,395)
Taxation                              8                --             --               --               --
                                             ------------    ------------   -------------       ----------
Profit (loss) for period                         (134,689)         10,042        (124,647)        (222,395)
                                             ============    ============   =============       ==========
Basic and diluted profit (loss)
per share                             9      (pound)(0.09)   (pound)0.01     (pound)(0.08)          $(0.15)
                                             ============    ============   =============       ==========


There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above and their historical cost equivalents.

All of the Group's activities are continuing.

Details of exceptional items are provided in note 7.


    The accompanying notes are an integral part of the financial statements.

Group Statement of Total Recognised Gains and Losses

                                           Year ended 31 December
                               -----------------------------------------------
                                   2002               2003             2003
                               (pound)'000        (pound)'000         $'000
                               -----------        -----------        --------

Loss for period                 (718,282)          (124,647)         (222,395)
Exchange differences              49,030             31,002            55,314
                                --------           --------          --------
Total recognised losses         (669,252)           (93,645)         (167,081)
                                ========           ========          ========

Group Reconciliation of Changes in Equity Shareholders' Funds


                                                  Year ended 31 December
                                        --------------------------------------
                                            2002           2003         2003
                                        (pound)'000    (pound)'000     $'000
                                        -----------    -----------    --------

Loss for period                           (718,282)     (124,647)     (222,395)
Issue of share capital (note 13)               170         1,767         3,153
Shares to be issued (note 13)                 (267)         (239)         (426)
Exchange differences                        49,030        31,002        55,314
                                        ----------    ----------    ----------
Net changes in equity shareholders'
  funds                                   (669,349)      (92,117)     (164,354)
Opening equity shareholders' funds       1,624,359       955,010     1,703,929
                                        ----------    ----------    ----------
Closing equity shareholders' funds         955,010       862,893     1,539,575
                                        ==========    ==========    ==========








    The accompanying notes are an integral part of the financial statements.

                                                            Financial Statements

Group Balance Sheet
                                                                                           At 31 December
                                                                          ----------------------------------------------------
                                                                                 2002               2003                  2003
                                                              Notes       (pound)'000        (pound)'000                 $'000
                                                            --------      -----------        -----------            ----------
Fixed assets
   Intangible fixed assets                                     10              10,639              9,493                16,937
   Tangible fixed assets                                       11           1,378,809          1,344,285             2,398,473
   Investment in own shares                                    13                 206                195                   348
                                                                           ----------         ----------            ----------
Total fixed assets                                                          1,389,654          1,353,973             2,415,758

Current assets
   Trade debtors                                               12             189,788            199,849               356,571
   Prepaid expenses and other debtors                          12              74,606             66,834               119,245
   Investments in liquid resources                             18             889,590            742,143             1,324,132
   Cash at bank and in hand                                    18              45,292             60,239               107,478
                                                                           ----------         ----------            ----------
Total current assets                                                        1,199,276          1,069,065             1,907,426
                                                                           ----------         ----------            ----------
Total assets                                                                2,588,930          2,423,038             4,323,184
                                                                           ==========         ==========            ==========

Capital and reserves                                           13
   Called up share capital                                                     37,688             37,754                67,361
   Share premium                                                            2,314,335          2,315,904             4,132,036
   Merger reserve                                                              27,227             27,359                48,814
   Shares to be issued                                                            454                215                   384
   Profit and loss account                                                 (1,424,694)        (1,518,339)           (2,709,020)
                                                                           ----------         ----------            ----------
Equity shareholders' funds                                                    955,010            862,893             1,539,575

Provisions for liabilities and charges                         16              87,368             62,860               112,155

Creditors
   Amounts falling due within one year                         14             352,653            352,736               629,349
   Amounts falling due after more than one year:               15
      Convertible debt                                                        639,829            700,131             1,249,174
      Non-convertible debt                                                    554,070            444,418               792,931
                                                                           ----------         ----------            ----------
   Total amounts falling due after more than one year                       1,193,899          1,144,549             2,042,105
                                                                           ----------         ----------            ----------
Total creditors                                                             1,546,552          1,497,285             2,671,454
                                                                           ----------         ----------            ----------
Total liabilities, capital and reserves                                     2,588,930          2,423,038             4,323,184
                                                                           ==========         ==========            ==========

Approved by the Board of Directors on 24 February 2004 and signed on its behalf by:

Barry Bateman, Chairman of the Board of Directors
Steve Akin, President, Chief Executive Officer and Director





    The accompanying notes are an integral part of the financial statements.

Group Cash Flow Statement

                                                                                             Year ended 31 December
                                                                                       ------------------------------------------
                                                                                              2002            2003       2003
                                                                               Notes   (pound)'000     (pound)'000       $'000
                                                                             --------  -----------     -----------      ---------
Net cash inflow from operating activities                                       17         139,279         147,866        263,823

Returns on investments and servicing of finance
   Interest received                                                                        39,227          26,526         47,328
   Interest paid, finance costs and similar charges                                        (71,268)        (63,849)      (113,919)
   Cancellation of forward foreign currency contracts                            7           4,844              --             --
                                                                                        ----------     -----------      ---------
Net cash outflow from returns on investments and servicing of finance                      (27,197)        (37,323)       (66,591)

Capital expenditure and financial investment
   Purchase of tangible fixed assets                                                      (412,115)       (140,973)      (251,524)
                                                                                        ----------     -----------      ---------
Net cash outflow from capital expenditure and financial investment                        (412,115)       (140,973)      (251,524)

Acquisitions and disposals
   Sale of subsidiary undertakings                                                              --             912          1,627
   Net cash sold with subsidiary undertakings                                                   --          (2,944)        (5,253)
                                                                                        ----------     -----------      ---------
Net cash outflow from acquisitions and disposals                                                --          (2,032)        (3,626)

Management of liquid resources                                                  18         400,390         187,765        335,010

Financing
   Issue of ordinary shares                                                                    110           1,630          2,908
   Purchase of convertible debt                                                 18         (55,573)         (9,606)       (17,139)
   Purchase of non-convertible debt                                             18         (41,704)       (134,869)      (240,633)
                                                                                        ----------     -----------      ---------
Net cash outflow from financing                                                            (97,167)       (142,845)      (254,864)
                                                                                        ----------     -----------      ---------
Increase in cash                                                                18           3,190          12,458         22,228
                                                                                        ==========     ===========      =========



    The accompanying notes are an integral part of the financial statements.

                                                            Financial Statements


1. Basis of Presentation and Principal Accounting Policies


COLT Telecom Group plc ("COLT" or the "Company") together with its subsidiaries is referred to as the "Group". The Group financial statements consolidate the financial statements of the Company and its subsidiaries up to 31 December 2003.


Accounting policies

The principal accounting policies, which have been applied consistently for all years, are set out below.

As permitted by paragraph 3 (3) of Schedule 4 of the Companies Act 1985, the Directors have adapted the prescribed profit and loss format in a manner appropriate to the nature of the Group's business.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 31 December 2003 and for the year then ended at the rate of $1.7842 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.

Basis of accounting

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom, under the historical cost convention.

The preparation of financial statements requires management to make estimates and assumptions that affect; reported amounts of assets and liabilities, disclosure and valuation of contingent assets and liabilities and the reported amounts of income and expenditure. Estimates are used principally when accounting for provisions for doubtful debts and the lengths of fixed asset lives. These estimates could differ from the actual results.

Turnover

Turnover represents amounts earned for services provided to customers (net of value added tax and inter-company revenue).

Contracted income invoiced in advance for fixed periods is recognised as turnover in the period of actual service provision. Turnover from installation and other up-front set-up activities is recognised in the same period as related costs.

Turnover attributable to infrastructure sales in the form of indefeasible rights-of-use ("IRUs") with characteristics which qualify the transaction as an outright sale, or transfer of title agreements is recognised at the time of delivery and acceptance by the customer. Proceeds from the sale of infrastructure qualify as turnover where the infrastructure was designated as built for resale at the outset and the associated costs of construction have been classified as inventory for future sale. Where the infrastructure was not designated for resale and was classified as tangible fixed assets, the proceeds from these infrastructure sales are recorded net of costs as gains or losses or on the disposals of fixed assets.

Charges to customers attributable to non-telephony services, provided through the Group network where the Group is deemed to be acting as agent, are reported net of the service providers' charges to the Group.

Cost of sales

Cost of sales includes payments made to other carriers, depreciation of network infrastructure and equipment, direct network costs and construction costs associated with infrastructure sales.

Operating leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term.

Goodwill

Goodwill arising on all acquisitions since 1 January 1998 is capitalised in the year in which it arises and is amortised through the profit and loss account on a straight-line basis over its useful economic life.

Goodwill arising on the acquisition of ImagiNet is being amortised over 10 years (see note 10). Goodwill arising on the acquisition of Fitec was fully amortised following an impairment review during 2002.

Goodwill arising on all acquisitions prior to 1 January 1998 remains written off against reserves. This goodwill has been written off as a matter of accounting policy and would be taken to the profit and loss account on disposal of the relevant business.

Tangible fixed assets

Tangible fixed assets are recorded at historical cost. Network infrastructure and equipment comprises assets purchased and built, at cost, together with capitalised labour which is directly attributable to the cost of construction.

Depreciation is calculated to write off the cost, less estimated residual values of tangible fixed assets, on a straight-line basis over their expected economic lives as follows:


Network infrastructure and equipment                         5%-20% per annum
Office computers, equipment, fixtures and
   fittings and vehicles                                    10%-33% per annum

Depreciation of network infrastructure and equipment commences from the date it becomes operational. No depreciation is provided for payments on account and assets under construction.

Impairment

Tangible and intangible fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition. An impairment loss is recognised to the extent that the carrying amount of an asset exceeds its recoverable amount, being the higher of its value in use and net realisable value.

Investments

The Company's investment in subsidiaries is restated at cost less provision for impairment.

Licences

Annual amounts payable for telecommunications licences have been expensed as incurred.

Deferred taxation

Deferred tax is provided on all timing differences which result in an obligation at the balance sheet date, to pay more tax, or a right to pay less tax, at a future date, at rates that are expected to apply when they crystallise, based on current tax rates and laws enacted or substantially enacted at the balance sheet date. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets and liabilities are recognised to the extent that it is regarded as more likely than not that they will be recovered in the foreseeable future. Deferred tax is measured on a non-discounted basis.

Property provisions

The group provides for obligations relating to excess leased space in offices and ISCs. The provisions represent the net present value of the future estimated costs and the unwinding of the discount is included within the interest charge for the year.

Finance costs

Costs incurred in raising debt finance are deducted from the amount raised and amortised over the life of the debt facility on a constant yield basis. Costs incurred in raising equity finance are deducted from the premium arising on the issue of shares.

Pension schemes

The Group operates a number of defined contribution pension schemes through its subsidiaries. Pension costs are charged to the profit and loss account on an accruals basis in the period in which contributions are payable to the schemes.

Foreign currencies and derivative financial instruments

Transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Monetary assets and liabilities are translated at the period end rate. Exchange differences arising from the re-translation of the opening net assets of foreign subsidiaries, denominated in foreign currencies, and any related loans, together with the differences between profit and loss accounts translated at average rates and rates ruling at the period end are taken directly to reserves.

Translation differences on intra-group currency loans and foreign currency borrowings to the extent that they are used to finance or hedge group equity investments in foreign enterprises are taken directly to reserves together with the exchange differences on the carrying value of the related investments.

Forward exchange contracts are deemed hedges only where they relate to actual foreign currency assets and liabilities or commitments which have been identified and where they involve the same, or similar, currency as the hedged transaction and reduce the risk to the Group's operations arising from foreign currency exchange movements. Gains and losses on forward exchange contracts deemed as hedges are deferred and included in the value of the related foreign currency transaction. No other derivative instruments are used by the Group.

All other exchange differences are taken to the profit and loss account.

Liquid resources

Liquid resources include surplus cash which is placed on short term deposit which is disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. At 31 December 2003, all of the Group's liquid resources comprised short term money market deposits.

                                                            Financial Statements


2. Segmental Analysis

Factors used to identify reporting segments

The Group operates in a single business segment, telecommunications, and in geographical areas as shown below.

Country activities and local business are managed by local management teams. These local management teams are co-ordinated across the Group through a regional and functional organisational structure. The Directors consider the Group's reportable segments to be North, South and Central. North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and the U.K. Central Region comprises Austria, Germany and Switzerland and South Region comprises France, Italy, Portugal and Spain.

During 2002, a decision was made to integrate eBusiness into each country operation. In 2003 eBusiness ceased to be monitored separately, 2002 has been restated on this basis.

Products and services within each reportable segment

Turnover from the single business segment is attributed within geographical areas and is classified as Switched, Non-switched, and Other, as shown below. Turnover by destination is not materially different from turnover by origin. Switched turnover comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network services and bandwidth services.

Turnover has also been classified by customer type with wholesale turnover comprising services to other telecommunications carriers, resellers and internet service providers (ISPs). Corporate turnover includes services to corporate and government accounts.

Measurement of segment performance

Accounting policies adopted by the single business segment and for each geographical area are described in note 1. Management evaluates performance based upon profit or loss on ordinary activities before taxation and exceptional items.

Segmental analysis for the year ended 31 December 2003:

                                                       North        Central         South   Corporate &             Total
                                                      Region         Region        Region  eliminations    ------------------------
Turnover                                          (pound)'000   (pound)'000   (pound)'000   (pound)'000   (pound)'000         $'000
                                                   ----------    ----------    ----------    ----------    ----------    ----------
   Switched                                           234,904       360,592       180,336       (73,194)      702,638     1,253,647
   Non-switched                                       182,526       173,935       144,978       (39,035)      462,404       825,021
   Other                                                   82           742           584          (132)        1,276         2,277
   Inter region turnover                              (44,910)      (40,866)      (26,585)      112,361            --            --
                                                   ----------    ----------    ----------    ----------    ----------    ----------
                                                      372,602       494,403       299,313            --     1,166,318     2,080,945
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Depreciation and amortisation
   (including impairment charges)                      63,020        86,308        53,679        39,941       242,948       433,468
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Net interest (payable) receivable                     (43,263)      (48,470)      (38,731)       68,887       (61,577)     (109,866)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities
   before taxation and exceptional items              (60,187)      (52,472)      (35,473)       13,443      (134,689)     (240,312)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities before
    taxation and after exceptional items              (43,738)       45,963       (35,456)      (91,416)     (124,647)     (222,395)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Expenditure on fixed assets                            41,182        43,325        37,392         6,173       128,072       228,506
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Tangible fixed assets                                 359,749       564,994       408,349        11,193     1,344,285     2,398,473
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Total assets                                          458,642       674,196       523,144       767,056     2,423,038     4,323,184
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Equity shareholders' funds                            332,810       535,454       404,917      (410,288)      862,893     1,539,575
                                                   ==========    ==========    ==========    ==========    ==========    ==========

Segmental analysis for the year ended 31 December 2002:

                                                       North        Central         South   Corporate &             Total
                                                      Region         Region        Region  eliminations    ------------------------
Turnover                                          (pound)'000   (pound)'000   (pound)'000   (pound)'000   (pound)'000         $'000
                                                   ----------    ----------    ----------    ----------    ----------    ----------
   Switched                                           213,025       309,458       164,871       (63,971)      623,383     1,112,240
   Non-switched                                       155,963       151,317       123,427       (28,654)      402,053       717,343
   Other                                                   65         1,330           485           (58)        1,822         3,251
   Inter region turnover                              (37,543)      (32,300)      (22,840)       92,683            --            --
                                                   ----------    ----------    ----------    ----------    ----------    ----------
                                                      331,510       429,805       265,943            --     1,027,258     1,832,834
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Depreciation and amortisation
   (including impairment charges)                    (279,368)     (190,889)     (216,871)     (125,760)     (812,888)   (1,450,355)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Net interest (payable) receivable                     (34,286)      (48,718)      (45,469)       70,281       (58,192)     (103,826)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities
   before taxation and exceptional items              (38,614)      (22,791)      (66,910)     (107,816)     (236,131)     (421,305)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Profit (loss) on ordinary activities
   before taxation and after exceptional items       (296,599)     (146,407)     (242,243)      (33,033)     (718,282)   (1,281,559)
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Expenditure on fixed assets                            93,341        90,327       127,064         3,636       314,368       560,895
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Tangible fixed assets                                 384,222       580,701       400,368        13,518     1,378,809     2,460,071
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Total assets                                          476,751       679,445       524,512       908,222     2,588,930     4,619,169
                                                   ==========    ==========    ==========    ==========    ==========    ==========
Equity shareholders' funds                            333,636       550,913       401,526      (331,065)      955,010     1,703,929
                                                   ==========    ==========    ==========    ==========    ==========    ==========

Segmental analysis by customer type for the year ended 31 December 2003:


                                                             Total
                   Corporate       Wholesale       -------------------------
                 (pound)'000     (pound)'000       (pound)'000         $'000
                 -----------     -----------       -----------     ---------

Switched             336,980         365,658           702,638     1,253,647
Non-switched         354,794         107,610           462,404       825,021
Other                    909             367             1,276         2,277
                   ---------       ---------         ---------     ---------
Total                692,683         473,635         1,166,318     2,080,945
                   =========       =========         =========     =========


 Segmental analysis by customer type for the year ended 31 December 2002:



                                                             Total
                   Corporate       Wholesale       -------------------------
                 (pound)'000     (pound)'000       (pound)'000         $'000
                 -----------     -----------       -----------     ---------

Switched             294,757         328,626           623,383     1,112,240
Non-switched         288,962         113,091           402,053       717,343
Other                  1,040             782             1,822         3,251
                   ---------       ---------         ---------     ---------
Total                584,759         442,499         1,027,258     1,832,834
                   =========       =========         =========     =========

                                                            Financial Statements


3. Loss on Ordinary Activities Before Taxation
Loss on ordinary activities before taxation is stated after charging:

                                                                                                  Year ended 31 December
                                                                                  -------------------------------------------------
                                                                                         2002               2003               2003
                                                                                  (pound)'000        (pound)'000              $'000
                                                                                  -----------       ------------          ---------
Employee costs (note 5)                                                               205,805            224,085            399,812
Depreciation of tangible fixed assets                                                 259,109            240,832            429,693
Impairment of tangible fixed assets                                                   541,474                 --                 --
Amortisation and impairment of intangible fixed assets                                 12,305              2,116              3,775
Operating lease rentals -- property                                                    25,716             27,688             49,401
                        -- other                                                       59,406             68,164            121,618
Remuneration of auditors
   Statutory audit -- (Company (pound)115,000 (2002: (pound)110,000))                     878                920              1,641
   Non-statutory assurance services                                                       123                 88                157
   Taxation services                                                                      476                854              1,524
   Other services                                                                         537                 40                 71

Other services in 2002 included fees of (pound)520,000 in relation to Highberry Limited's (a hedge fund) unsuccessful petition to appoint an administrator.

4. Directors' Emoluments


Aggregate emoluments for Directors of COLT for their period of directorship:

                                             Year ended 31 December
                               -----------------------------------------------
                                      2002               2003             2003
                               (pound)'000        (pound)'000            $'000
                               -----------       ------------        ---------

Salaries, fees and bonuses         1,343            1,049               1,872
Long term incentive plan              38               --                  --
Other benefits                        84              351                 626
                                   -----            -----               -----
Aggregate emoluments               1,465            1,400               2,498
Pension contributions                100               36                  64
                                   -----            -----               -----
                                   1,565            1,436               2,562
                                   =====            =====               =====
Loss of office                       915               --                  --
                                   =====            =====               =====

5. Employee Information

The average monthly number of persons employed by the Group during the period was:

                                            Year ended 31 December
                                         --------------------------
                                            2002               2003
                                         -------           --------
By category:
   Engineering and operations              2,820              2,292
   Sales and marketing                     1,118              1,141
   Administration                          1,067                852
                                           -----              -----
                                           5,005              4,285
                                           =====              =====

                                                Year ended 31 December
                                        ---------------------------------------
                                              2002          2003        2003
                                        (pound)'000   (pound)'000       $'000
                                        -----------   -----------     --------

Employee costs (for the above persons):
   Wages and salaries                      203,513       196,593       350,761
   Social security costs                    34,514        36,643        65,379
   Other pension costs                      12,477        11,087        19,781
                                          --------      --------      --------
                                           250,504       244,323       435,921
Less: employee costs capitalised           (44,699)      (20,238)      (36,109)
                                          --------      --------      --------
                                           205,805       224,085       399,812


Capitalised employee costs are included in fixed asset additions within the appropriate asset category.

Long term Incentive Plan ("Incentive Plan")

COLT Inc. (a wholly owned subsidiary of FMR Corp.) established, effective 1 December 1995, an Incentive Plan providing for the issuance, to key employees of the Group, of incentive deferred compensation in the form of interests in the appreciation in the value of the Company's ordinary shares over a specified base amount ("Incentive Units"). The Incentive Plan was not assumed by COLT in the Group's reorganisation prior to its initial public offering, and remains the obligation of COLT Inc. There have been no additional Incentive Units awarded under the Incentive Plan.

COLT Inc.'s obligations to employees holding Incentive Units have been satisfied by the creation of an irrevocable trust for the benefit of such holders, and the funding by COLT Inc. of the trust with ordinary shares of COLT. As each holder becomes entitled to a payment, the trust sells ordinary shares and transfers an approximately equivalent amount of cash to such holder in retirement of such holder's units. Included in the table above are charges to the extent that the Group continues to be responsible for employer taxes related to Incentive Plan employee payments. For the year ended 31 December 2003 these charges were (pound)2,000 (2002: (pound)54,000).

                                                            Financial Statements

6. Interest Payable and Similar Charges

                                                                           Year ended 31 December
                                                                -----------------------------------------
                                                                    2002           2003            2003
                                                                (pound)'000     (pound)'000       $'000
                                                                -----------     -----------      --------
Interest and similar charges on senior convertible notes          36,132          34,444          61,455
Accretion and similar charges on senior discount notes            20,631          15,352          27,391
Interest and similar charges on senior notes                      36,844          36,319          64,800
Charges payable in respect of bank facility                          145              --              --
Unwinding of discounts (note 16)                                   1,934           1,133           2,021
Other interest payable and similar charges                           614           1,047           1,869
                                                                 -------         -------         -------
                                                                  96,300          88,295         157,536
                                                                 =======         =======         =======


7. Exceptional Items

Gain on purchase of debt

During 2003, the Group purchased some of its convertible and non-convertible debt for a cash outlay of(pound)144,475,000 (2002:(pound)97,277,000) resulting in an exceptional gain of (pound)7,589,000 (2002:(pound)101,668,000).

Disposal of subsidiaries

In December 2003 the Group sold COLT eCustomer Solutions France SAS ("Fitec") and COLT Internet AB (Sweden Internet) for a consideration of (pound)912,000 and (pound)300,000 respectively, which gave rise to a profit on disposal of (pound)2,153,000 on Fitec and (pound)300,000 on Sweden Internet. In the period to December 2003, Fitec's turnover was (pound)9,244,000 and its loss after tax was (pound)3,322,000.

Severance

On 21 February 2002, the Group announced an operational effectiveness review programme to reduce staff levels by approximately 500.
On 27 September 2002, the Group further announced a move to a pan-European organisational structure following the completion of the construction of its core network infrastructure enabling the reduction of employee numbers by up to a further 800. The operational exceptional charge of (pound)18,320,000 included in the total interconnect and network charges for the twelve months ended 31 December 2002, together with the operational exceptional charge of (pound)18,934,000 included in the selling, general and administration charges for the same period, represent the provisions in respect of the cost of these programmes.

Impairment

During 2002, the Group announced that given the downturn in the telecommunications industry and overall economic environment it was prudent to take further action to ensure that its asset base remained aligned with the realities of the market. As a result "Network depreciation" included an exceptional charge of (pound)508,000,000 and "Other depreciation and amortisation" included an exceptional charge of (pound)43,000,000, representing an impairment provision to write down the book value of fixed assets (including (pound)9,526,000 relating to intangible assets). These non-cash charges were computed in accordance with the requirements of FRS 11 "Impairment of fixed assets and goodwill".

Investment in own shares

In 2002 the Group recognised a charge of (pound)409,000 relating to the revaluation of shares held in the COLT Qualifying Share Ownership Trust for certain compensation plans as described in note 13.

Foreign exchange gain

In 2002 the Group realised an exceptional exchange gain of (pound)4,844,000 from the unwinding of forward foreign currency contracts previously held as a condition of its bank facility which the Group terminated in June 2002.

8. Taxation

There is no tax charge arising in the years ended 31 December 2002 and 2003 as the Group had no taxable profits.

Net tax losses carried forward amounted to:

                                                     At 31 December
                                    --------------------------------------------
                                        2002               2003           2003
                                    (pound)'000      (pound)'000         $'000
                                    -----------      -----------       ---------
North region                           369,544          457,894          816,974
Central region                         271,498          448,453          800,130
South region                            79,140          112,812          201,279
                                     ---------        ---------        ---------
                                       720,182        1,019,159        1,818,383
                                     =========        =========        =========

These amounts are not time limited, but must be utilised in the country in which they arose. The losses carried forward remain subject to legislative provisions and to agreements with the various tax authorities in jurisdictions where the Group operates.


No deferred tax asset has been recognised in the financial statements. The unprovided potential deferred tax asset is as follows:

                                                                             At 31 December
                                                            --------------------------------------------
                                                                2002               2003           2003
                                                            (pound)'000      (pound)'000         $'000
                                                            -----------      -----------       ---------
Capital allowances less depreciation                          (101,265)       (126,591)        (225,864)
Short term timing differences                                  (22,972)        (22,971)         (40,985)
                                                              --------        --------         --------
Potential deferred tax asset                                  (124,237)       (149,562)        (266,849)
Add losses available                                          (249,362)       (348,081)        (621,046)
                                                              --------        --------         --------
Total potential deferred tax asset after addition of losses   (373,599)       (497,643)        (887,895)
                                                              ========        ========         ========

At the end of 2002 there was a further potential deferred tax asset of (pound)4,382,000 which related to timing differences on the accretion of the senior discount notes. These notes were redeemed in December 2003 and the tax losses have been crystallised.

9. Loss per Share

Basic loss per share is based upon the loss after tax for each period and the weighted average ordinary shares issued for the period.
All potential ordinary shares issuable have an anti-dilutive effect on basic loss per share for each financial year presented and therefore these potential shares have been excluded in the calculation of diluted loss per share.

                                                                 Year ended 31 December
                                                     --------------------------------------------
                                                             2002             2003           2003
                                                      (pound)'000      (pound)'000          $'000
                                                     ------------     ------------     ----------

Loss for period                                          (718,282)        (124,647)      (222,395)
                                                     ============     ============     ==========
Weighted average ordinary shares issued ('000)          1,507,164        1,507,771      1,507,771
                                                     ============     ============     ==========
Basic and diluted loss per share                     (pound)(0.48)    (pound)(0.08)    $    (0.15)
                                                     ============     ============     ==========

                                                            Financial Statements


10. Intangible Fixed Assets
                                                         Total            Total
                                                   (pound)'000            $'000
                                                   -----------         --------
Cost
   At 1 January 2003                                   30,689            54,755
   Disposal                                           (11,053)          (19,720)
   Exchange differences                                 1,762             3,143
                                                      -------           -------
   At 31 December 2003                                 21,398            38,178
                                                      =======           =======

Accumulated amortisation
   At 1 January 2003                                   20,050            35,773
   Charge for the year                                  2,116             3,775
   Disposal                                           (11,053)          (19,720)
   Exchange differences                                   792             1,413
                                                      -------           -------
   At 31 December 2003                                 11,905            21,241
                                                      =======           =======

Net book value
   At 31 December 2002                                 10,639            18,982
                                                      =======           =======
   At 31 December 2003                                  9,493            16,937
                                                      =======           =======

Intangible fixed assets as at 31 December 2003 comprise purchased goodwill arising on the acquisition of Planet SA and its subsidiary Imaginet SA (together "ImagiNet") on 15 July 1998. Purchased goodwill is being amortised over 10 years for ImagiNet. The goodwill is attributable to the market position and business development of ImagiNet at the date of acquisition and the amortisation term reflects the period during which the Directors estimate the value of the underlying business will exceed the value of the underlying assets.

Goodwill has also arisen on the purchase of Fitec SA and its subsidiaries Apogee Communications SA and Asthea Ingenerie SARL (together "Fitec"). The total purchase price of Fitec was (pound)11,252,000 and included some deferred shares to be issued and deferred consideration to be paid over the 2 years ending 3 July 2003 subject to certain criteria being met. In July 2003 the final tranche of 182,228 deferred shares was issued. The issue of these ordinary shares during the year represents a non-cash transaction.

The Fitec goodwill was being amortised over 10 years up to September 2002, at which point the remaining goodwill was considered fully impaired. In December 2003 the Group sold its interest in Fitec, resulting in the disposal of goodwill and accumulated amortisation of (pound)11,053,000.

11. Tangible Fixed Assets

                                          Computers,
                              Network    equipment,
                       infrastructure    fixtures &
                                  and  fittings and
                            equipment      vehicles         Total         Total
                          (pound)'000   (pound)'000   (pound)'000         $'000
                          -----------   -----------   -----------    ----------
Cost
   At 1 January 2003        2,433,880       261,619     2,695,499     4,809,309
   Additions                  113,595        14,477       128,072       228,506
   Disposals                  (39,998)      (11,286)      (51,284)      (91,500)
   Exchange differences       149,412        12,804       162,216       289,425
                           ----------    ----------    ----------    ----------
   At 31 December 2003      2,656,889       277,614     2,934,503     5,235,740
                           ==========    ==========    ==========    ==========
Accumulated depreciation
   At 1 January 2003        1,143,455       173,235     1,316,690     2,349,238
   Charge for the year        204,417        36,415       240,832       429,693
   Disposals                  (39,447)       (9,674)      (49,121)      (87,642)
Exchange differences           71,774        10,043        81,817       145,978
                           ----------    ----------    ----------    ----------
   At 31 December 2003      1,380,199       210,019     1,590,218     2,837,267
                           ==========    ==========    ==========    ==========
Net book value
   At 31 December 2002      1,290,425        88,384     1,378,809     2,460,071
                           ==========    ==========    ==========    ==========
   At 31 December 2003      1,276,690        67,595     1,344,285     2,398,473
                           ==========    ==========    ==========    ==========

Included in network infrastructure and equipment are payments on account and assets under construction of (pound)30,072,000 at 31 December 2003 (2002:(pound)39,603,000).

                                                            Financial Statements


12. Debtors - Amounts falling due within one year

Trade debtors:                                    At 31 December
                                       ----------------------------------------
                                              2002           2003          2003
                                       (pound)'000    (pound)'000         $'000
                                       -----------    -----------      --------

Trade debtors                              233,671        245,235       437,549
Provision against doubtful accounts        (43,883)       (45,386)      (80,978)
                                          --------       --------      --------
                                           189,788        199,849       356,571
                                          ========       ========      ========



Prepaid expenses and other debtors:               At 31 December
                                       ----------------------------------------
                                              2002           2003          2003
                                       (pound)'000    (pound)'000         $'000
                                       -----------    -----------      --------

Other debtors                               27,922         34,468        61,498
Prepayments and accrued income              21,755         13,493        24,074
VAT recoverable                             24,929         18,873        33,673
                                          --------       --------      --------
                                            74,606         66,834       119,245
                                          ========       ========      ========

13. Capital and Reserves

Capital

                                                   Ordinary shares of 2.5p each
                                                       No'000       (pound)'000
                                                   ----------       -----------
Authorised share capital                            2,075,000            51,875
                                                   ==========       ===========

Called up share capital:
At 1 January 2003                                   1,507,537            37,688
Issued in 2003                                          2,435                61
Shares issued upon acquisition (see note 10)              182                 5
                                                   ----------       -----------
At 31 December 2003                                 1,510,154            37,754
                                                   ==========       ===========
At 31 December 2003 ($'000)                                              67,361
                                                                    ===========

Warrants

In December 1996, the Company issued US$314,000,000 aggregate principal amount at maturity of senior discount notes in the form of 314,000 units, each unit consisting of one 12% senior discount note and one warrant to purchase 31.2 ordinary shares from the Company at an exercise price of (pound)0.7563 per share. The warrants may be exercised at any time prior to the close of business on 31 December 2006. Warrants that are not exercised by such date will expire. In accordance with the terms of the warrants, following the completion of the Company's sale of ordinary shares in December 2001, the number of shares underlying each outstanding warrant and the warrant exercise price were adjusted to 45.323 ordinary shares and (pound)0.5206 per ordinary share, respectively. At 31 December 2003, warrants to purchase 881,770 (2002:881,770) ordinary shares were outstanding. The Company has authorised and has reserved for issuance such number of ordinary shares as will be issuable upon the exercise of all outstanding warrants.

COLT Telecom Group Share Plan ("Option Plan")

The Option Plan was adopted on 7 November 1996, for the issuance to key employees of the Group of incentive compensation related to the public market performance of the Company's ordinary shares. The Option Plan is divided into two parts; the "Approved Part" approved by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, and the "Unapproved Part" which is not so approved. Options may be granted by the Compensation Committee to Directors and employees of the Group under either part of the Option Plan. Individuals who provide services to COLT may also be permitted to participate in the Unapproved Part.

Options granted under the Approved Part will not normally be exercisable until the third anniversary of the date of grant. Options granted under the Unapproved Part may become exercisable earlier than the third anniversary. Options may be exercised early on death (or in certain other limited circumstances). Unless the Compensation Committee agrees otherwise, options lapse when an option holder ceases to be an employee. The Compensation Committee, at its discretion, may determine in connection with each grant of options, the terms of vesting and whether or not vesting will be accelerated upon a change of control event. Options are not transferable.

Option Plan awards are based on an employee's level of responsibility, performance and term of service. Options will be granted at an option price which is not less than the market value of the ordinary shares on the date of grant and will normally only be granted within six weeks of the announcement of COLT's results for any period. The grant of options to subscribe for new shares under each of the plans is limited so that new shares in respect of which options to subscribe are granted may not, when added to the shares issued or remaining issuable under any share option scheme, or issued under any share incentive scheme, in the previous 10 years, exceed 10% of the then issued equity share capital of the Company.

                                                            Financial Statements


At 31 December 2003, options outstanding under the Option Plan, together with their exercise prices and dates, were as follows:

Date of        Exercise        Dates of          Date of              Number of ordinary shares under option
grant             price         vesting       expiration        Granted    Exercised          Lapsed      Outstanding
-------   -------------    ----------------   ----------    -----------  -----------     -----------      -----------
Dec-96     (pound)0.688    Dec 97 to Dec 01       Dec-06     25,824,000   12,148,036       6,089,964        7,586,000
Jan-97     (pound)0.779    Jan 98 to Jan 02       Jan-07        396,000      226,400         149,600           20,000
Apr-97     (pound)0.706    Apr 98 to Apr 02       Apr-07      1,280,000      675,000         377,600          227,400
Aug-97     (pound)0.956    Aug 98 to Aug 02       Aug-07      2,488,000      722,000         798,000          968,000
Nov-97     (pound)1.285    Nov 98 to Nov 02       Nov-07      3,196,000    1,418,362       1,067,869          709,769
Dec-97     (pound)1.700    Dec 98 to Dec 02       Dec-07      4,204,000    1,104,400         728,800        2,370,800
Feb-98     (pound)2.738    Feb 99 to Feb 03       Feb-08        140,000       56,000          84,000               --
Feb-98     (pound)2.743    Feb 99 to Feb 03       Feb-08        900,000      530,220         369,780               --
May-98     (pound)4.756    May 99 to May 03       May-08        830,000      207,750         136,000          486,250
Aug-98     (pound)6.600    Aug 99 to Aug 03       Aug-08      2,906,000      591,544       1,473,712          840,744
Nov-98     (pound)7.494    Nov 99 to Nov 03       Nov-08      1,408,075      113,215         973,200          321,660
Dec-98     (pound)7.877    Dec 99 to Dec 03       Dec-08        100,000           --         100,000               --
Mar-99    (pound)11.300    Mar 00 to Mar 04       Mar-09        990,000      122,500         533,346          334,154
Apr-99    (pound)10.934    Apr 00 to Apr 04       Apr-09      1,000,000      150,000         850,000               --
May-99    (pound)12.254    May 00 to May 04       May-09        585,000       58,000         255,000          272,000
Aug-99    (pound)12.744    Aug 00 to Aug 04       Aug-09        930,000       15,000         644,000          271,000
Nov-99    (pound)21.000    Nov 00 to Nov 04       Nov-09        800,500           --         539,072          261,428
Dec-99    (pound)24.394    Dec 00 to Dec 04       Dec-09        740,000           --         338,771          401,229
Feb-00    (pound)36.177    Feb 01 to Feb 05       Feb-10        745,000           --         415,000          330,000
May-00    (pound)22.610    May 01 to May 05       May-10        792,500           --         345,870          446,630
Jun-00    (pound)26.660    Jun 01 to Jun 05       Jun-10        846,000           --         320,000          526,000
Aug-00    (pound)19.157    Aug 01 to Aug 05       Aug-10      1,181,500           --         625,434          556,066
Aug-00    (pound)17.727    Aug 01 to Aug 05       Aug-10        317,500           --         146,250          171,250
Nov-00    (pound)19.484    Nov 01 to Nov 05       Nov-10        800,000           --         270,961          529,039
Dec-00    (pound)15.184    Dec 01 to Dec 05       Dec-10        757,321           --         284,310          473,011
Feb-01    (pound)13.370    Feb 02 to Feb 06       Feb-11      2,401,040           --       1,326,292        1,074,748
Feb-01    (pound)20.055    Feb 02 to Feb 06       Feb-11        400,000           --         400,000               --
Feb-01    (pound)26.740    Feb 02 to Feb 06       Feb-11        750,000           --         750,000               --
May-01     (pound)8.437    May 02 to May 06       May-11        866,500           --         509,500          357,000
May-01    (pound)12.656    May 02 to May 06       May-11        250,000           --         200,000           50,000
May-01    (pound)16.874    May 02 to May 06       May-11        250,000           --         200,000           50,000
Jun-01     (pound)7.100    Jun 02 to Jun 06       Jun-11      2,688,750           --         997,300        1,691,450
Aug-01     (pound)3.217    Aug 02 to Aug 06       Aug-11      1,464,500           --         576,435          888,065
Nov-01     (pound)1.724    Nov 02 to Nov 06       Nov-11        231,000           --          16,000          215,000
Dec-01     (pound)1.561    Dec 02 to Dec 06       Dec-11      1,410,500           --         259,500        1,151,000
Feb-02     (pound)0.413    Feb 03 to Feb 07       Feb-12      4,688,500       42,000       2,397,000        2,249,500
May-02     (pound)0.448    May 03 to May 07       May-12         72,500        6,000          51,500           15,000
Jul-02     (pound)0.480    Jul 03 to Jul 07       Jul-12      5,602,300       56,460         712,900        4,832,940
Aug-02     (pound)0.504    Aug 03 to Aug 07       Aug-12        250,000           --              --          250,000
Oct-02     (pound)0.323    Oct 03 to Oct 07       Oct-12        250,000       50,000         180,000           20,000
Nov-02     (pound)0.436    Nov 03 to Nov 07       Nov-12        400,000           --              --          400,000
Mar-03     (pound)0.407    Mar 04 to Mar 08       Mar-13        200,000           --              --          200,000
Apr-03     (pound)0.455    Apr 04 to Apr 08       Apr-13         32,500           --              --           32,500
May-03     (pound)0.468    May 04 to May 08       May-13        150,000           --              --          150,000
May-03     (pound)0.493    May 04 to May 08       May-13         50,000           --              --           50,000
Jul-03     (pound)0.769    Jul 06 to Jul 08       Jul-13      7,161,000           --         190,000        6,971,000
Oct-03     (pound)1.012    Oct 06 to Oct 08       Oct-13         60,000           --              --           60,000
                                                             --------------------------------------------------------
                                                     Total   83,786,486   18,292,887      26,682,966       38,810,633
                                                             ========================================================

In addition to options granted under the Option Plan, options to subscribe for 160,000 ordinary shares were granted to certain Directors of the Company, 32,000 of which vested on each of 17 December 1996, 1997, 1998, 1999 and 2000. The exercise price for the options which vested in 1996, 1997, 1998, 1999 and 2000 were (pound)0.6875, (pound)1.65875, (pound)8.50, (pound)29.00 and (pound)14.86 per share, respectively. At 31 December 2003, 96,000 options had been exercised.

COLT Savings-Related Share Option Scheme ("SAYE Scheme")

The SAYE Scheme was adopted on 17 June 1997, allowing for eligible employees to apply for an option to acquire ordinary shares under a three or four year savings contract. The aggregate monthly contribution payable by an employee under the savings contract may not exceed an amount established by the U.K. Inland Revenue for the purposes of the Income and Corporation Taxes Act 1988, currently (pound)250 or the local currency equivalent. The option exercise price per ordinary share may not be less than the higher of (a) 80% of the average of the middle market quotations of an ordinary share for either three consecutive dealing days in the period of 30 days prior to the date of grant or the dealing day prior to the date on which the exercise price is set and (b) the nominal value of an ordinary share on the date of grant.

The Group has taken advantage of the exemption, provided by UITF 17 "Employee Share Schemes", from charging the profit and loss account with the differences between fair value of the options on the date of grant and any consideration payable by the employees on exercise.

In normal circumstances, an option may only be exercised while the participant remains employed within the Group and then only during the six months starting at the date on which the savings contract matures. At the expiry of that period, the option will lapse. Earlier exercise is permitted in certain circumstances where the participant's employment terminates or in the event of change of control, reorganisation or amalgamation of the Company. During the year ended 31 December 2003, 25,520 shares with a maturity date of 1 March 2006 were exercised early. No other options were exercised during the year.

Options outstanding under the SAYE Scheme are as follows:

                                                                       Number of options at 31 December 2003
                       Exercise price
Date of grant      ((pound)per ordinary share)     Date of Vesting              Granted       Outstanding
-------------        ------------------            ---------------           ----------       -----------

December 2000              11.784                     1 March 2004              804,000            17,563
December 2001               1.615                     1 March 2005            6,986,000           922,860
December 2002               0.40                      1 March 2006           18,410,000        16,783,378
December 2003               1.027                     1 March 2007               58,323*           58,323
December 2003               0.995                     1 March 2007            1,560,919         1,560,919
                                                                            -----------       -----------
                                                                             27,819,242        19,343,043
                                                                            ===========       ===========

*each option holder entered into a four year savings contract.

COLT Qualifying Share Ownership Trust ("QUEST")

In March 2000, the Group established a QUEST to acquire, inter alia, shares in the Company to satisfy existing options granted under the Group's SAYE Scheme. The shares held by the trust are reported as "Investments in own shares" at a carrying value based on their exercise price. The difference between the market price of the shares, on their date of issue, and the exercise price of the options reflected in an increase in share premium is offset by a corresponding transfer from the profit and loss account. The remaining shares held in the QUEST will be utilised in full to part satisfy the options granted in December 2003 under the SAYE Scheme. At 31 December 2003, the QUEST held 270,559 shares (2002: 297,059) with a carrying value of (pound)0.40 per share, being the price at which the options are expected to be exercised. The shares had a market value of (pound)256,355 (2002: (pound)135,162).

COLT Free Share Scheme ("Free Share Scheme")

The Free Share Scheme was adopted on 17 June 1997, allowing for eligible individuals who started employment with the Group before 1 September 1998 and remained an employee of the Group for two years from the date of grant, to receive 400 ordinary shares in the Company. Eligible individuals who started employment after 1 September 1998 and remain an employee of the Group for two years from the date of grant have or will receive 100 ordinary shares in the Company. Individuals who received options under the Option Plan or cash incentive awards at the time of the Company's initial public offering or thereafter were generally not awarded shares under the Free Share Scheme. No payment is required from the employee.

On 22 March 1999 an Employee Benefit Trust ("EBT") was established to purchase and hold shares due for distribution under the Free Share Scheme. On 26 March 1999 the EBT purchased 440,000 ordinary shares at their nominal value of 2.5p each. On 13 December 2001, the EBT subscribed for its pro rata share of the Company's offering, purchasing 104,144 ordinary shares at (pound)0.62 per share. This investment is recorded within investment in own shares. At 31 December 2003 the EBT held 217,344 shares (2002: 217,344) with a carrying value of (pound)0.40 per share, being the price at which the options are expected to be exercised. The shares had a market value of (pound)205,933 (2002: (pound)98,892).

                                                            Financial Statements

Deferred Bonus Plan

A Deferred Bonus Plan was adopted on 25 May 2000. Under this plan, selected senior employees will be entitled to receive an award of shares representing a proportion (initially expected to be 50%) of the amount of their annual cash bonus.

At 31 December 2003, share awards outstanding under the Deferred Bonus Plan, together with dates, were as follows:

                                                                              Number of ordinary shares
                                                            --------------------------------------------------------
Date of Grant    Date of vesting    Date of expiration       Granted       Exercised         Lapsed      Outstanding
-------------   ----------------    ------------------      --------      ----------     ----------       ----------
Feb-01          Feb-04 to Feb-06    Feb-11                    24,182              --          8,099           16,083

In addition participants may also be invited to defer all or a portion of their annual cash bonus and receive a matching award in the form of an option to acquire shares with a market value equal to twice the amount of the deferred bonus. Receipt of the matching award may be subject to the achievement of performance targets. Options awarded under this plan are included in the totals in Option Plan above.

Reserves
                                                                      Share           Merger        Shares to        Profit and
                                                                    premium          reserve        be issued              loss
                                                                (pound)'000      (pound)'000      (pound)'000       (pound)'000
                                                                -----------      -----------      -----------       -----------
At 1 January 2003 (i)                                             2,314,335           27,227              454        (1,424,694)
   Premium on shares issued (ii)                                      1,569              132               --                --
   Shares to be issued (see note 10)                                     --               --             (239)               --
   Loss for period                                                       --               --               --          (124,647)
   Exchange differences (including(pound)86,465,000 loss on
      net foreign currency borrowings)                                   --               --               --            31,002
                                                                -----------      -----------      -----------       -----------
At 31 December 2003                                               2,315,904           27,359              215        (1,518,339)
                                                                ===========      ===========      ===========       ===========
At 31 December 2003 ($'000)                                       4,132,036           48,814              384        (2,709,020)
                                                                ===========      ===========      ===========       ===========

(i) Cumulative goodwill relating to acquisitions made prior to 1 January 1998, which has been eliminated against reserves, amounted to (pound)38,401,000 (2002: (pound)38,401,000).
(ii) The Group has taken merger relief under the provisions of section 131 of the Companies Act 1985 on shares issued in respect of the acquisition of ImagiNet and Fitec (see note 10). All premium on the issue of those shares has been taken directly to the merger reserve.

14. Creditors - Amounts falling due within one year


                                                        At 31 December
                                          --------------------------------------
                                              2002            2003        2003
                                          (pound)'000   (pound)'000      $'000
                                          -----------   -----------    ---------
Trade creditors                             96,834         89,621       159,902
Amounts due to related parties (note 23)     1,677          1,563         2,789
Other taxation and social security          47,658         37,229        66,424
Other creditors                             15,769         29,303        52,281
Accruals and deferred income               163,885        171,004       305,105
Interest accrual                            12,511         12,592        22,466
Network infrastructure                      14,319         11,424        20,382
                                           -------        -------       -------
                                           352,653        352,736       629,349
                                           =======        =======       =======

15.         Creditors - Amounts falling due after more than one year



                                                        At 31 December
                                          --------------------------------------
                                              2002            2003        2003
                                          (pound)'000   (pound)'000      $'000
                                          -----------   -----------    ---------

Repayable between one and two years
   Senior convertible notes                     --         107,771       192,285
Repayable between two and three years
   Senior convertible notes                 98,283         355,732       634,697
Repayable between three and four years
   Senior convertible notes                321,057         236,628       422,192
   Senior discount notes                   142,408              --            --
   Senior notes                                 --          83,328       148,674
Repayable between four and five years
   Senior convertible notes                220,489              --            --
   Senior notes                             79,861         176,791       315,431
Repayable in more than five years
   Senior notes                            331,801         184,299       328,826
                                         ---------       ---------     ---------
                                         1,193,899       1,144,549     2,042,105
                                         =========       =========     =========

Senior convertible notes

In August 1998, COLT issued Deutschmark denominated senior convertible notes ("1998 Senior Convertible Notes") in the initial principal amount of DM 600,000,000. A total of (pound)204,332,000 was raised before issuance costs of (pound)5,232,000. These costs have been deducted from the principal amount of the 1998 Senior Convertible Notes and have been charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 6 August 1999. The 1998 Senior Convertible Notes mature on 6 August 2005 and any outstanding notes will then be redeemed at a price of 117.907% of the initial principal amount. The notes are also redeemable at the option of the Group, in whole or in part, at any time on or after 6 August 2001 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. The 1998 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was (pound)9.3438 per ordinary share with a fixed exchange rate of DM2.9392 per (pound)1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to (pound)7.9039 per ordinary share with a fixed exchange rate of DM 2.9392 per (pound)1.00. During 2003, DM 3,300,000 aggregate initial principal amount of the notes was purchased (2002: DM 5,000,000). At 31 December 2003, 11,336,506
ordinary shares are reserved for issuance upon conversion of the remaining 1998 Senior Convertible Notes (2002: 11,478,557). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. On 31 December 2001, the 1998 Senior Convertible Notes were redenominated from Deutschmarks to Euros at a rate of DM1.95583 per (euro)1.00.

In March 1999, COLT issued Euro denominated senior convertible notes ("March 1999 Senior Convertible Notes") in the initial principal amount of
(euro)295,000,000. A total of (pound)199,594,000 was raised before issuance costs of (pound)5,094,000. These costs have been deducted from the principal amount of the March 1999 Senior Convertible Notes and are charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 29 March 2000. The March 1999 Senior Convertible Notes mature on 29 March 2006 and any outstanding notes will then be redeemed at a price of 117.907% of the initial principal amount. The notes are also redeemable at the option of the Group, in whole or in part, at any time on or after 29 March 2002 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 4.25%. The March 1999 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was (pound)14.6460 per ordinary share with a fixed exchange rate of (euro)1.4780 per (pound)1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to (pound)12.2351 per ordinary share with a fixed exchange rate of (euro)1.4780 per (pound)1.00. During 2003, no initial principal amount of the notes was purchased (2002: (euro)25,350,000). At 31 December 2003, 9,210,009 ordinary shares are reserved for issuance upon conversion of the March 1999 Senior Convertible Notes (2002: 9,210,009). The notes rank pari passu in right of payment to all unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

In December 1999, COLT issued Euro denominated senior convertible notes ("December 1999 Senior Convertible Notes") in the initial principal amount of
(euro)368,000,000. A total of (pound)230,389,000 was raised before issuance costs of (pound)9,289,000. These costs have been deducted from the principal amount of the December 1999 Senior Convertible Notes and are charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 16 December 2000. The December 1999 Senior Convertible Notes mature on 16 December 2006 and any outstanding notes will then be redeemed at a price of 126.664% of the initial principal amount. The notes are also redeemable at the option of the Group, in whole or in part, at any time on or after 16 December 2002 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.25%. The December 1999 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was (pound)35.5550 per ordinary share with a fixed exchange rate of
(euro)1.5974 per (pound)1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to (pound)30.0760 per ordinary share with a fixed exchange rate of (euro)1.5974 per (pound)1.00. During 2003, (euro)3,560,000 aggregate initial principal amount of the notes was purchased (2002: (euro)47,595,000). At 31 December 2003, 5,788,412 ordinary shares are reserved for issuance upon conversion of the December 1999 Senior Convertible Notes (2002: 5,862,512). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

In April 2000, COLT issued Euro denominated senior convertible notes ("2000 Senior Convertible Notes") in the initial principal amount of (euro)402,500,000. A total of (pound)245,696,000 was raised before issuance costs of (pound)5,596,000. These costs have been deducted from the principal amount of the 2000 Senior Convertible Notes and are charged to the profit and loss account over three years. The notes bear interest at the rate of 2% of the initial principal amount per annum, payable in cash annually beginning 3 April 2001. The 2000 Senior Convertible Notes mature on 3 April 2007 and any outstanding notes will then be redeemed at a price of 131.238% of the initial principal amount. The notes are also redeemable at the option of the Group, in whole or in part, at any time on or after 3 April 2003 at an accreted principal amount plus any accrued interest. The accreted principal amount is that amount determined so as to provide a gross yield at redemption (including any accrued interest and any cash interest previously paid) of 5.75%. The 2000 Senior Convertible Notes are convertible at any time, at the option of the holder, unless previously redeemed, repurchased or cancelled, into ordinary shares of COLT. At issue, the conversion price of the notes was (pound)50.076 per ordinary share with a fixed exchange rate of (euro)1.6372 per (pound)1.00. In accordance with the terms of the notes, following the completion of the Company's sale of ordinary shares in December 2001, the conversion price of the notes was adjusted to (pound)42.3593 per ordinary share with a fixed exchange rate of (euro)1.6372 per (pound)1.00. During 2003, (euro)15,000,000 aggregate initial principal amount of the notes was purchased (2002: (euro)46,599,000). At 31 December 2003, 4,195,217 ordinary shares are reserved for issuance upon conversion of the 2000 Senior Convertible Notes (2002: 4,411,509). The notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company.

Senior notes

In November 1997, COLT issued Sterling and Deutschmark denominated senior notes ("1997 Senior Notes") with aggregate principal amounts at maturity of (pound)50,000,000 and DM 150,000,000, respectively. A total of (pound)100,661,000 was raised before issuance costs of (pound)3,300,000. These costs have been deducted from the principal amount of the 1997 Senior Notes and are charged to the profit and loss account over five years. The British pound notes bear interest at the rate of 10.125% per annum and the Deutschmark notes bear interest at 8.875% per annum, both payable semi-annually beginning 31 May 1998. The 1997 Senior Notes mature on 30 November 2007. The 1997 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1997 Senior Notes are redeemable at the option of the Group, in whole or in part, at any time on or after 30 November 2002, initially at 105.0625% of their principal amount at maturity, plus accrued interest, in the case of the British pound notes and 104.4375% of their principal amount at maturity, plus accrued interest, in the case of the Deutschmark notes, declining in each case to 100% of their principal amount at maturity, plus accrued interest, on or after 30 November 2004. During 2003, no initial principal amount of the notes was purchased (2002: DM18,955,000 and (pound)11,812,000). On 31 December 2001, the Deutschmark denominated 1997 Senior Notes were redenominated from Deutschmarks to Euros at a rate of DM1.95583 per
(euro)1.00.

In July 1998, COLT issued Deutschmark denominated senior notes ("1998 Senior Notes") with aggregate principal amount at maturity of DM 600,000,000. A total of (pound)204,332,000 was raised before issuance costs of (pound)5,875,000. These costs have been deducted from the principal amount of the 1998 Senior Notes and are charged to the profit and loss account over five years. The 1998 Senior Notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 31 January 1999. The 1998 Senior Notes mature on 28 July 2008. The 1998 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1998 Senior Notes are redeemable at the option of the Group, in whole or in part, at any time on or after 31 July 2003, initially at 103.8125% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on or after 31 July 2005. During 2003, no initial principal amount of the notes was repurchased (2002: DM83,755,000). On 31 December 2001, the 1998 Senior Notes were redenominated from Deutschmarks to Euros at a rate of DM1.95583 per (euro)1.00.

In December 1999, COLT issued Euro denominated senior notes ("1999 Senior Notes") with aggregate principal amount at maturity of (euro)320,000,000. A total of (pound)200,338,000 was raised before issuance costs of (pound)4,838,000. These costs have been deducted from the principal amount of the 1999 Senior Notes and are charged to the profit and loss account over five years. The 1999 Senior Notes bear interest at the rate of 7.625% per annum, payable semi-annually beginning 15 June 2000. The 1999 Senior Notes mature on 15 December 2009. The 1999 Senior Notes rank pari passu in right of payment with all other unsubordinated unsecured indebtedness of the Company and are senior in right of payment to all subordinated indebtedness of the Company. The 1999 Senior Notes are redeemable at the option of the Group, in whole or in part, at any time on or after 15 December 2004, initially at 103.8125% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on or after 15 December 2007. During 2003, no initial principal amount of the notes was repurchased (2002:
(euro)46,750,000).

Fair value of financial instruments

The fair values of the Group's financial instruments noted above are disclosed in note 21.

16. Provisions for liabilities and charges


                          Property     Severance         Total         Total
                       (pound)'000   (pound)'000   (pound)'000         $'000
                       -----------   -----------   -----------      --------

At 1 January 2003           59,268        28,100        87,368       155,883
Unwinding of discount        1,133            --         1,133         2,021
Utilised in the year       (14,066)      (13,121)      (27,187)      (48,507)
Sale of subsidiary              --        (2,567)       (2,567)       (4,580)
Exchange difference          3,647           466         4,113         7,338
                       -----------   -----------   -----------      --------
At 31 December 2003         49,982        12,878        62,860       112,155
                       ===========   ===========   ===========      ========


In 2001, the Group made provision against future rents, services, and reinstatement costs associated with ISCs being closed or "mothballed" and excess lease space. Such provisions will be utilised over the next 13 years and represent the net present value of the future estimated costs.

In 2002, the Group made provision for staff reduction programmes, which is expected to be utilised over the next 12 months.


                                                        At 31 December
                                          --------------------------------------
                                              2002            2003        2003
                                          (pound)'000   (pound)'000      $'000
                                          -----------   -----------    ---------
Maturity profile of property provision

Payable in less than one year                 18,274        13,356       23,830
Payable between one and two years              8,975         9,580       17,093
Payable between two and five years            16,436        14,447       25,776
Payable in more than five years               15,583        12,599       22,479
                                              ------        ------       ------
                                              59,268        49,982       89,178
                                              ======        ======       ======

17. Cash Flow Reconciliations

a. Reconciliation of operating loss to net cash inflow from operating activities

                                                                            At 31 December
                                                              ---------------------------------------
                                                                  2002            2003         2003
                                                              (pound)'000   (pound)'000       $'000
                                                              -----------   -----------    ----------
Operating loss                                                  (778,594)      (77,047)     (137,467)
Depreciation of tangible fixed assets                            800,583       240,832       429,693
Amortisation of goodwill                                          12,305         2,116         3,775
Profit on sale of subsidiaries                                        --        (2,453)       (4,377)
Exchange differences                                                 540           387           691
Decrease in debtors                                               56,881        20,681        36,899
Increase (decrease) in creditors                                  24,948        (9,463)      (16,884)
Movement in provision for liabilities and charges (note 16)       22,616       (27,187)      (48,507)
                                                              -----------   -----------    ----------
Net cash inflow from operating activities                        139,279       147,866       263,823
                                                              ===========   ===========    ==========
b. EBITDA reconciliation
                                                                            At 31 December
                                                              ---------------------------------------
                                                                  2002            2003         2003
                                                              (pound)'000   (pound)'000       $'000
                                                              -----------   -----------    ----------
Net cash inflow from operating activities                        139,279       147,866       263,823
Adjust for:
   Exchange differences                                             (540)         (387)         (691)

   Movement in debtors                                           (56,881)      (20,681)      (36,899)
   Movement in creditors                                         (24,948)        9,463        16,884
                                                              -----------   -----------    ----------
Total working capital adjustments                                (81,829)      (11,218)      (20,015)
   Movement in provision for liabilities and charges             (22,616)       27,187        48,507

Add back:
   Exceptional interconnect and network charges                   18,320            --            --
   Exceptional selling and administrative charges                 18,934            --            --
                                                              -----------   -----------    ----------
EBITDA before exceptional items                                   71,548       163,448       291,624
                                                              ===========   ===========    ==========


                                                            Financial Statements

18. Analysis of Net Debt

                                                                         Accretion and
                                                                          amortisation       Gain on
                                       At 31                    Exchange    of finance      purchase
                                    December     Cash flow   gain (loss)      on notes       of debt        At 31 December
                                 ------------  -----------   -----------   -----------   -----------  -------------------------
                                        2002                                                                 2003          2003
                                 (pound)'000   (pound)'000   (pound)'000   (pound)'000   (pound)'000  (pound)'000         $'000
                                 ------------  -----------   -----------   -----------   -----------  -----------   -----------

Investments in liquid resources      889,590      (187,765)       40,318            --            --      742,143     1,324,132
Cash at bank and in hand              45,292        12,458         2,489            --            --       60,239       107,478
Senior convertible notes            (639,829)        9,606       (54,049)      (22,047)        6,188     (700,131)   (1,249,174)
Senior discount notes               (142,408)      134,869         6,138            --         1,401           --            --
Senior notes                        (411,662)           --       (31,324)       (1,432)           --     (444,418)     (792,931)
                                 ------------  -----------   -----------   -----------   -----------  -----------   -----------
Total net funds (debt)              (259,017)      (30,832)      (36,428)      (23,479)        7,589     (342,167)     (610,495)
                                 ============  ===========   ===========   ===========   ===========  ===========   ===========

Analysed in the Balance Sheet:

Investments in liquid resources      889,590                                                              742,143     1,324,132
Cash at bank and in hand              45,292                                                               60,239       107,478
Creditors amounts falling due
   after more than one year       (1,193,899)                                                          (1,144,549)   (2,042,105)
                                 ------------                                                         -----------   -----------
Total net debt                      (259,017)                                                            (342,167)     (610,495)
                                 ============                                                         ===========   ===========



Management of liquid resources

Cash inflows from liquid resources for the year were(pound)189,395,000 (2002:(pound)400,500,000), while cash outflows to liquid resources were(pound)1,630,000 (2002:(pound)110,000).

19. Capital Commitments

                                                                                         At 31 December
                                                                        --------------------------------------------
                                                                            2002               2003           2003
                                                                        (pound)'000      (pound)'000         $'000
                                                                        -----------      -----------       ---------
Future capital expenditure contracted but not provided for                   47,832           23,371          41,700
                                                                        ===========      ===========       =========

20. Financial Commitments


The Group has annual commitments under non-cancellable operating leases as follows:

                                                       At 31 December
                                           -------------------------------------
                                               2002            2003       2003
                                           (pound)'000   (pound)'000     $'000
                                           -----------   -----------   ---------
Land and buildings
Expiring within one year                       1,437          1,305       2,328
Expiring between two and five years            6,906         12,530      22,356
Expiring in over five years                   29,492         20,340      36,291
                                              ------         ------      ------
                                              37,835         34,175      60,975
                                              ======         ======      ======

Other
Expiring within one year                       1,552            535         955
Expiring between two and five years            1,966          1,162       2,073
Expiring in over five years                       92             37          66
                                              ------         ------      ------
                                               3,610          1,734       3,094
                                              ======         ======      ======

Forward currency contracts

In 2002, COLT terminated its bank facility and its conditional requirement to hold a series of British pound forward contracts to purchase U.S. $94,200,000. The Group had no outstanding contracts at 31 December 2003.

                                                            Financial Statements

21. Financial Instruments

The Group's treasury objectives, policies and strategies are outlined within the Financial Review on pages 22 and 23 under the heading "Treasury Policy" excluding the paragraph titled "Sensitivity analysis". Except for disclosures under currency exposure below, the following financial information excludes the Group's short term debtors and creditors.

Interest rate and currency profile of financial liabilities

                                         At 31 December 2003
                          -----------------------------------------------------
                          Weighted      Weighted           Total          Total
                           average       average       financial      financial
                          interest    period for     liabilities    liabilities
                              rate    which rate
                                        is fixed

Currency:                        %         Years     (pound)'000          $'000
                          --------    ----------     -----------    -----------
Non-convertible debt
British pound                 10.1             4          38,188         68,135
Euro                           7.8             5         406,230        724,796
                          --------    ----------     -----------    -----------
Total                          7.9             5         444,418        792,931
                          ========    ==========     ===========    ===========
Convertible debt
Euro                           5.1             3         700,131      1,249,174
                          ========    ==========     ===========    ===========
                                         At 31 December 2002
                          -----------------------------------------------------
                          Weighted      Weighted           Total          Total
                           average       average       financial      financial
                          interest    period for     liabilities    liabilities
                              rate    which rate
                                        is fixed

Currency:                        %         Years     (pound)'000          $'000
                          --------    ----------     -----------    -----------
Non-convertible debt
British pound                 10.1             5          38,211         68,176
Euro                           7.8             6         373,451        666,311
U.S. dollar                   13.6             4         142,408        254,084
                          --------    ----------     -----------    -----------
Total                          9.4             6         554,070        988,571
                          ========    ==========     ===========    ===========
Convertible debt
Euro                           5.1             4         639,829      1,141,583
                          ========    ==========     ===========    ===========


Additional details, including a maturity profile, of the financial liabilities are set out in note 15. All financial liabilities shown in the table are at fixed rates of interest.

Provisions

All financial assets as at 31 December 2003 are floating rate assets bearing interest at market rates, fixed in advance. In addition, the Group's provision of (pound)49,982,000 (2002: (pound)59,268,000) for vacant leasehold properties (note 16) meet the definition of financial liabilities. These financial liabilities are considered to be floating rate financial liabilities. This is because in establishing the provision the cash flows have been discounted and the discount rate is re-appraised at each half yearly reporting date to ensure that it reflects current market assessments of the time value of money and the risks specific to the liability.

Interest rate and currency profile of financial assets

                                      At 31 December
                      ---------------------------------------------------
                            Total               Total               Total
                           assets              assets              assets
                             2002                2003                2003
Currency:             (pound)'000         (pound)'000               $'000
                      -----------         -----------          ----------


British pound             389,571             238,514             425,557
Euro                      500,771             557,889             995,385
U.S. dollar                39,502               1,502               2,680
Other                       5,038               4,477               7,988
                      -----------         -----------          ----------
Total                     934,882             802,382           1,431,610
                      ===========         ===========          ==========

Currency exposure

The following table shows the Group's net currency exposures that give rise to those exchange gains and losses which are taken to the profit and loss account. Such exposures comprise monetary assets and liabilities of the Group that are not denominated in the operational or functional currency of the operating company involved.

                                            Net foreign currency monetary assets (liabilities)
Functional currency:                                 At 31 December 2003
                       -------------------------------------------------------------------------------------------
                           British
                             pound     U.S. dollar            Euro           Other           Total           Total
                       (pound)'000     (pound)'000     (pound)'000     (pound)'000     (pound)'000           $'000
                       -----------     -----------     -----------     -----------     -----------        --------
British pound                   --             971          (1,330)          1,197             838           1,495
Euro                          (110)         (5,752)             --             (89)         (5,951)        (10,618)
Other                          (41)           (403)          2,568             (14)          2,110           3,765
                       -----------     -----------     -----------     -----------     -----------        --------
Total                         (151)         (5,184)          1,238           1,094          (3,003)         (5,358)
                       ===========     ===========     ===========     ===========     ===========        ========


                                            Net foreign currency monetary assets (liabilities)
Functional currency:                                 At 31 December 2002
                       -------------------------------------------------------------------------------------------
                           British
                             pound     U.S. dollar            Euro           Other           Total           Total
                       (pound)'000     (pound)'000     (pound)'000     (pound)'000     (pound)'000           $'000
                       -----------     -----------     -----------     -----------     -----------        --------
British pound                   --        (103,612)         (4,815)             11        (108,416)       (193,436)
Euro                          (359)         (1,181)             --            (193)         (1,733)         (3,092)
Other                         (264)           (368)          1,351               7             726           1,296
                       -----------     -----------     -----------     -----------     -----------        --------
Total                         (623)       (105,161)         (3,464)           (175)       (109,423)       (195,232)
                       ===========     ===========     ===========     ===========     ===========        ========

                                                            Financial Statements

Fair value of financial instruments

The following table shows the carrying amounts and the fair values of the Group's financial instruments at 31 December 2002 and 2003.
The carrying amounts of the non-derivatives are included in the Group balance sheet under indicated headings. The fair values of the financial instruments are the amounts at which the instruments could be exchanged in a transaction between willing parties, other than in a forced or liquidation sale.

                                                       Carrying amount                                Fair value
                                                       At 31 December                               At 31 December
                                           -----------------------------------------    -----------------------------------------
                                                   2002          2003           2003           2002           2003           2003
                                           (pound)'000    (pound)'000          $'000    (pound)'000    (pound)'000          $'000
                                           -----------    -----------      ---------    -----------    -----------      ---------
Non-derivatives
Assets
    Investments in liquid resources (i)        889,590        742,143      1,324,132        889,590        742,143      1,324,132
    Cash at bank and in hand (i)                45,292         60,239        107,478         45,292         60,239        107,478

Liabilities
    Euro senior convertible notes (ii)         639,829        700,131      1,249,174        267,536        660,266      1,178,047
    U.S. dollar senior discount notes (ii)     142,408             --             --         95,413             --             --
    Euro senior notes (ii)                     373,451        406,230        724,796        211,862        404,620        721,923
    British pound senior notes (ii)             38,211         38,188         68,135         23,677         38,570         68,817

Derivatives
    Warrants (iii)                                  --             --             --            852          1,051          1,875

(i) The carrying amount of cash at bank and in hand and investments in liquid resources approximated to their fair values due to the short maturity of the instruments held.

(ii) The fair values of the Company's senior convertible, senior discount and senior notes have been estimated on the basis of market prices.

(iii) The Group has received warrants from certain suppliers in the ordinary course of business.

22. Pension Arrangements

The Group operates a number of defined contribution pension schemes in its subsidiaries.

Pension costs are charged to the profit and loss account on an accruals basis in the period in which contributions are payable to the scheme. The pension cost for 2003 amounted to (pound)11,087,000 (2002: (pound)12,477,000).

COLT Telecom AG, the Group's Swiss operating company, entered into a defined contribution pension scheme in December 2002.
Under Swiss law, employees are guaranteed a minimum return on the assets of the scheme. COLT Telecom AG has an arrangement with a Switzerland based insurance company to insure the minimum commitment in full. If the insurance company was unable to meet the minimum guaranteed commitment, then COLT Telecom AG would be required to fund any deficit. The Directors consider the likelihood of such a situation arising as remote. At 31 December 2003, the pension scheme had assets and liabilities of (pound)7,700,000 (2002: (pound)11,500,000) and prepaid contributions of (pound)30,000 (2002: nil).


23. Transactions with Related Entities

The UK pension scheme is administered by Fidelity Pensions Management Limited, a subsidiary of Fidelity Investments Management Limited ("FIML"), a wholly owned subsidiary of Fidelity International Limited ("FIL"). The fees for the above services for the year ended 31 December 2003 were approximately (pound)127,000 (2002: (pound)170,000).

The Group has certain agreements with Fidelity Capital Associates Inc. ("FCA"), a wholly owned subsidiary of Fidelity Management & Research Corp. ("FMR Corp."), which allow, under certain circumstances, for the Group to obtain consulting services from, or provide consulting services to, FCA. Compensation under the agreements is at prevailing market rates set each year. No services were provided by the Group or to the Group in 2003 or 2002.

Pursuant to a contract with the Group, certain FMR Corp. and FIL employees provide consulting and other services to the Group at agreed rates. The fees for these services for the year ended 31 December 2003 were approximately (pound)1,932,000, (2002: (pound)1,377,000), for FMR employees and
(pound)1,095,000 for FIL employees (2002: (pound)300,000). At 31 December 2003 there were creditor balances outstanding to FMR and FIL of (pound)822,000 and (pound)741,000 respectively.

An amount of(pound)3,194,000 was billed during 2003 to FIL for voice, data and eBusiness services (2002:(pound)3,880,000).

An amount of (pound)916,000 was billed during 2003 by Teranua, a 100% owned subsidiary of FMR Corp, for consultancy services (2002: (pound)nil).

                                                            Financial Statements

24. Company Balance Sheet

                                                                                               At 31 December
                                                                          -------------------------------------------------------
                                                                                 2002                  2003                  2003
                                                               Notes      (pound)'000           (pound)'000                 $'000
                                                             --------     -----------           -----------            ----------
Fixed assets
   Tangible fixed assets                                        b              14,044                17,149                30,597
   Investments                                                  c           1,744,330             1,785,331             3,185,388
                                                                          -----------           -----------            ----------
Total fixed assets                                                          1,758,374             1,802,480             3,215,985

Current assets
   Prepaid expenses and other debtors                           d               6,663                 5,923                10,568
   Investments in liquid resources                                            424,980               237,349               423,478
   Cash at bank and in hand                                                         6                     9                    16
                                                                          -----------           -----------            ----------
Total current assets                                                          431,649               243,281               434,062
                                                                          -----------           -----------            ----------
Total assets                                                                2,190,023             2,045,761             3,650,047
                                                                          ===========           ===========            ==========

Capital and reserves
   Called up share capital                                                     37,688                37,754                67,361
   Share premium                                                            2,314,335             2,315,904             4,132,036
   Merger reserve                                                              27,227                27,359                48,814
   Shares to be issued (note 13)                                                  454                   215                   384
   Profit and loss account                                      e          (1,424,694)           (1,518,339)           (2,709,020)
                                                                          -----------           -----------            ----------
Equity shareholders' funds                                                    955,010               862,893             1,539,575

Provisions for liabilities and charges                                          3,611                 4,401                 7,851

Creditors
   Amounts falling due within one year                          f              37,503                33,918                60,516
   Amounts falling due after more than one year:                g
      Convertible debt                                                        639,829               700,131             1,249,174
      Non-convertible debt                                                    554,070               444,418               792,931
                                                                          -----------           -----------            ----------
   Total amounts falling due after more than one year                       1,193,899             1,144,549             2,042,105
                                                                          -----------           -----------            ----------
Total creditors                                                             1,231,402             1,178,467             2,102,621
                                                                          -----------           -----------            ----------
Total liabilities, capital and reserves                                     2,190,023             2,045,761             3,650,047
                                                                          ===========           ===========            ==========

Approved by the Board of Directors on 24 February 2003 and signed on its behalf by:

Barry Bateman, Chairman of the Board of Directors
Steve Akin, President, Chief Executive Officer and Director

Notes to the company balance sheet

a) Profit and Loss account

As permitted by Section 230 of the Companies Act of 1985, the parent company's profit and loss account has not been included in these financial statements. The parent company's loss for the period was (pound)174,697,000 (2002: loss of (pound)1,594,442,000).

b) Tangible fixed assets

                                Computers,
                                equipment,
                                fixtures &           Systems
                              fittings and             under
                                  vehicles       development            Total           Total
                               (pound)'000       (pound)'000      (pound)'000           $'000
                              ------------       -----------      -----------        --------
Cost
   At 1 January 2003                24,967            13,046           38,013          67,822
   Additions                            50            12,728           12,778          22,799
   Transfers                        10,876           (14,573)          (3,697)         (6,596)
                              ------------       -----------      -----------        --------
   At 31 December 2003              35,893            11,201           47,094          84,025
                              ============       ===========      ===========        ========

Accumulated depreciation
   At 1 January 2003                23,969                --           23,969          42,766
   For the year                      5,976                --            5,976          10,662
                              ------------       -----------      -----------        --------
   At 31 December 2003              29,945                --           29,945          53,428
                              ============       ===========      ===========        ========

Net book value
   At 31 December 2002                 998            13,046           14,044          25,057
                              ============       ===========      ===========        ========
   At 31 December 2003               5,948            11,201           17,149          30,597
                              ============       ===========      ===========        ========


c) Investments                         (pound)'000                   $'000
                                       -----------              ----------
At 1 January 2003                        1,744,330               3,112,234
Additions                                  193,974                 346,088
Disposals                                  (15,068)                (26,884)
Impairment                                (305,422)               (544,934)
Foreign exchange difference                167,517                 298,884
                                       -----------              ----------
At 31 December 2003                      1,785,331               3,185,388
                                       ===========              ==========

See note 26 for additional subsidiary information.


d) Prepaid expenses and other debtors

                                   At 31 December
                   -----------------------------------------
                          2002           2003           2003
                   (pound)'000    (pound)'000          $'000
                   -----------    -----------       --------

Other debtors            5,305          4,628          8,258
Prepayments              1,358          1,295          2,310
                   -----------    -----------       --------
                         6,663          5,923         10,568
                   ===========    ===========       ========

e) Profit and loss account

                                                                                              (pound)'000                 $'000
                                                                                              -----------            ----------
At 1 January 2003                                                                              (1,424,694)           (2,541,939)
Retained profit (loss) for the period                                                            (174,697)             (311,694)
Exchange differences (including(pound)86,465,000 loss on net foreign currency borrowings)          81,052               144,613
                                                                                              -----------            ----------
At 31 December 2003                                                                            (1,518,339)           (2,709,020)
                                                                                              ===========            ==========

f) Creditors - amounts falling due within one year

                                                     At 31 December
                                     -----------------------------------------
                                            2002           2003           2003
                                     (pound)'000    (pound)'000          $'000
                                     -----------    -----------       --------

Accrued expenses                          35,356         33,918         60,516
Amounts owed to group undertakings         2,147             --             --
                                          ------         ------         ------
                                          37,503         33,918         60,516
                                          ======         ======         ======

g) Creditors - amounts falling due after more than one year

                                                       At 31 December
                                       -----------------------------------------
                                              2002           2003           2003
                                       (pound)'000    (pound)'000          $'000
                                       -----------    -----------       --------
Repayable between one and two years
   Senior convertible notes                     --        107,771        192,285
Repayable between two and three years
   Senior convertible notes                 98,283        355,732        634,697
Repayable between three and four years
   Senior convertible notes                321,057        236,628        422,192
   Senior notes                                 --         83,328        148,674
   Senior discount notes                   142,408             --             --
Repayable between four and five years
   Senior convertible notes                220,489             --             --
   Senior notes                             79,861        176,791        315,431
Repayable in more than five years
   Senior notes                            331,801        184,299        328,826
                                         ---------      ---------      ---------
                                         1,193,899      1,144,549      2,042,105
                                         =========      =========      =========

25. Summary of differences between U.K. Generally Accepted Accounting Principles and U.S. Generally Accepted Accounting Principles ("GAAP")

The consolidated financial statements have been prepared in accordance with U.K. GAAP and on the basis of presentation as set out in Note 1, which differs in certain respects from U.S. GAAP. The main differences between U.K. GAAP and U.S. GAAP which affect the Group's consolidated net losses and net equity are set out below.

a. Effects of conforming to U.S. GAAP - impact on net loss
                                                                                                Year ended 31 December
                                                                                    -----------------------------------------------
                                                                                            2002               2003            2003
                                                                                     (pound)'000        (pound)'000           $'000
                                                                                    ------------       ------------      ----------
Loss for period under U.K. GAAP                                                         (718,282)          (124,647)       (222,395)
U.S. GAAP adjustments:
    Amortisation of intangibles (i) (x)                                                    1,076              2,116           3,775
    Capitalised interest, net of depreciation (ii)                                         3,662             (3,082)         (5,499)
    Deferred compensation (i) (iii)                                                       (1,946)            (1,012)         (1,806)
    Payroll taxes on employee share schemes (iv)                                             (68)               385             687
    Profit on sale of IRUs (v)                                                             1,044              1,044           1,863
    Installation revenue (vi)                                                             (3,172)             3,469           6,189
    Direct costs attributable to installation revenue (vi)                                 3,172             (4,231)         (7,549)
    Warrants (vii)                                                                          (991)               199             355
    Amount written off investment in own shares (viii)                                       409                 --              --
    Gain on forward foreign exchange contracts (ix)                                         (424)                --              --
    Impairment (x) (xi)                                                                  104,390            (11,221)        (20,020)
                                                                                    ------------       ------------      ----------
Loss for period under U.S. GAAP                                                         (611,130)          (136,980)       (244,400)
                                                                                    ============       ============      ==========
Ordinary shares used in calculation of basic and diluted loss per share ('000)         1,507,164          1,507,771       1,507,771
                                                                                    ============       ============      ==========
Basic and diluted loss per share                                                    (pound)(0.41)      (pound)(0.09)     $    (0.16)
                                                                                    ============       ============      ==========

(i) On 15 July 1998, the Group completed the acquisition of ImagiNet. A total of 1,395,292 ordinary shares were issued at completion. An additional 476,208 remained to be issued during 1999 and 2000 subject to certain criteria being met.

       On 3 July 2001, the Group acquired all the share capital of Fitec. A total of 1,518,792 ordinary shares and 4,040,000 Euros was paid at completion with an additional 317,784 ordinary shares and 1,200,000 Euros paid over the two year period ended June 2003, subject to certain criteria being met.

       Under U.K. GAAP, the deferred shares and payments have been included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired is attributed to goodwill and is being amortised over its estimated economic life.

       Under U.S. GAAP these deferred shares and payments are excluded from the purchase consideration and recognised as compensation expense in the profit and loss accounts over the period in which the payments vest. The total compensation charge for 2003 was (pound)301,000 (2002:
       (pound)1,154,000). The goodwill which arose on acquisition for U.S. purposes was (pound)13,281,000 (2002: (pound)20,594,000).

(ii) Adjustment to reflect interest amounts capitalised under U.S. GAAP, less depreciation for the period.

(iii) The Group operates an Inland Revenue approved Savings-Related Share Option Scheme ("SAYE" Scheme). Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares are earned.

       Also under U.S. GAAP, an employer's offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and for those awards that are

78

                                                            Financial Statements

       retained by employees because the offer is declined, variable accounting continues until the awards are exercised, are forfeited, or expire unexercised. New awards are accounted for as variable to the extent that the previous, higher priced options are cancelled.

       The total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital respectively, with the compensation being charged to the profit and loss account over the vesting period. The charge for the year ended 31 December 2003 under the SAYE scheme was (pound)711,000 (2002:
       (pound)792,000). At 31 December 2003 there were 3,097,000 variable SAYE options outstanding.

(iv) The Group operates a number of employee share schemes on which it incurs employer payroll taxes. Under U.K. GAAP, the cost of the employer taxes is recognised over the period from the date of grant to the end of the performance period. Under U.S. GAAP, the cost is recognised when the tax obligation arises.

(v) In 2000 and 2001 the Group concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRU") with characteristics, which qualify the transaction as outright sales for U.K. GAAP. Under U.S. GAAP these sales are treated as a 20 year operating lease. There were no infrastructure sales in 2003 or 2002 hence the adjustment represents the recognition of profit under U.S. GAAP on the sale of IRUs concluded in prior years.

(vi) In accordance with SAB 101 "Revenue Recognition in Financial Statements", for the year ended 31 December 2003, customer installation revenues together with attributable direct costs, up to the level of the associated revenue, are recognised over the expected customer relationship period. The relationship period for wholesale customers was reduced from five to three years during 2002 and resulted in additional release of (pound)11.4 million under U.S. GAAP in 2002. At 31 December 2003, the cumulative impact on net losses under SAB 101 was (pound)0.8 million, representing cumulative deferred installation revenues of (pound)54.2 million and costs of (pound)53.4 million.

(vii) The Group has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value. Hence for U.K. GAAP purposes the warrants have been recognised at nil.

       At 31 December 2000, under U.S. GAAP, the warrants were recorded at fair value with unrecognised gains included in "Other Comprehensive Income" within equity shareholders' funds. As required by FAS 133 "Accounting for Derivative Instruments" ("FAS 133"), as amended by FAS 137 and FAS 138, which came into effect on 1 January 2001, the unrealised gain at 31 December 2000 and subsequent changes in fair value are reflected in the profit and loss account.

(viii) Under U.K. GAAP, shares held by a QUEST and similar employee share trusts, are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds.

(ix) The Group entered into forward foreign exchange contracts for payments relating to its U.S. dollar denominated senior discount notes, a portion of which were purchased during the 12 months ended 31 December 2001. As a result, the Group recognised an unrealised gain on that ineffective portion of the hedge attributable to the purchased notes. The adjustment of (pound)424,000 in 2002 is to reverse the unrealised gain recognised in 2001. There were no open forward contracts at the end of 2003.

(x) The Group has adopted FAS 141 Business Combinations and FAS 142, Goodwill and Other Intangible Assets. FAS 142 requires that goodwill and intangible assets with indefinite useful lives not be amortised but should be tested for impairment annually. Goodwill on acquisitions made before 1 July 2001 continued to be amortised until 31 December 2001. Hence prior to 1 January 2002, the Group amortised the goodwill arising on the acquisition of ImagiNet over its useful economic life of 10 years. Other intangibles assets of (pound)2.5 million were identified by management upon the acquisition of Fitec on 3 July 2001.

       At 30 September 2002, as set out in note (xi), the Group completed an impairment review of its reporting units. As a result the goodwill and other intangible assets attributable to Fitec were considered fully impaired and written off. These were also written off in full for U.K. GAAP purposes. In December 2003 the Group disposed of its interest in Fitec.

       The Group had unamortised goodwill of (pound)8.5 million at December 2003, which is no longer amortised under U.S. GAAP but will be assessed for impairment annually in accordance with FAS 142. Amortisation expense related to goodwill, under U.K. GAAP, was (pound)2.1 million in 2003. The adjustment represents the writeback of this amortisation.

                                                                              79

(xi) FAS 144 requires long-lived assets be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset is not recoverable. On a regular basis, the undiscounted estimated future net cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment has occurred. If such assets are deemed impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognised. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated expected future net cash flows. The cash flow calculations are based on management's best estimates, using appropriate assumptions and projections at the time.

       During the third quarter of 2002, the Group recorded charges of (pound)443.8 million under U.S. GAAP to reflect the impairment of goodwill, other intangible assets, network and non-network fixed assets, resulting in a GAAP difference of (pound)107.2 million. The charge for the year ended 31 December 2003, represents the charge for depreciation in respect of the assets that had not been impaired for U.S. GAAP purposes. The adjustment for the year ended 31 December 2002, reflects the lower impairment charge for U.S. GAAP purposes, net of associated depreciation.

b. Effects of conforming to U.S. GAAP - impact on net equity

                                                                               At 31 December
                                                             -------------------------------------------------
                                                                    2002               2003               2003
                                                             (pound)'000        (pound)'000              $'000
                                                             -----------        -----------          ---------
Equity shareholders' funds under U.K. GAAP                       955,010            862,893          1,539,575
U.S. GAAP adjustments:
    Shares to be issued (i)                                          (82)                --                 --
    Deferred compensation (i) (iii)                               (9,754)           (10,766)           (19,209)
    Unearned compensation (i) (iii)                               (3,667)            (1,510)            (2,694)
    Additional paid in share capital (i) (iii)                    13,421             12,276             21,903
    Amortisation of intangibles (i) (x)                            3,900              6,016             10,734
    Own shares held in trust (xii) (see note 13)                    (206)              (195)              (348)
    Warrants (vii)                                                   852              1,051              1,875
    Deferred profit on sale of IRUs (v)                          (18,767)           (17,723)           (31,621)
    Capitalised interest, net of depreciation (ii)                40,961             37,879             67,584
    Impairment (xi)                                              104,390             93,169            166,231
    Deferred profit on installations (vi)                             --               (762)            (1,360)
    Payroll taxes on employee share schemes (iv)                      --                385                687
                                                             -----------        -----------          ---------
Approximate equity shareholders' funds under U.S. GAAP         1,086,058            982,713          1,753,357
                                                             ===========        ===========          =========

(i) to (xi) see note (a) for description of adjustments.

(xii) Under U.K. GAAP, shares held by a QUEST and similar employee schemes are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds. The adjustment reflects the net impact on U.S. GAAP equity after the U.K. GAAP write-off recorded in 2002.

                                                            Financial Statements

c. Income taxes

Under U.K. GAAP, deferred income taxes are accounted for to the extent that it is considered probable that a liability or asset will materialise in the foreseeable future.

Under U.S. GAAP, deferred taxes are accounted for on all temporary differences between book income and tax income and a valuation allowance is established to reduce deferred tax assets to the amount which are more likely than not to be realised in future tax returns.

The deferred tax asset is reconciled to the U.S. GAAP net deferred tax asset as follows:

                                                                               At 31 December
                                                             -------------------------------------------------
                                                                    2002               2003               2003
                                                             (pound)'000        (pound)'000              $'000
                                                             -----------        -----------          ---------
Deferred tax asset in financial statements (U.K. GAAP)                --                 --                 --
Tax effects of timing differences:
   Tax losses:
      North region                                               117,147            127,617            227,694
      Central region                                             104,352            182,468            325,559
      South region                                                27,863             37,996             67,793
   Capital allowances and other timing differences               124,237            149,562            266,849
                                                             -----------        -----------          ---------
Gross deferred tax assets under U.S. GAAP                        373,599            497,643            887,895
Deferred tax valuation allowance                                (373,599)          (497,643)          (887,895)
                                                             -----------        -----------          ---------
Net deferred tax assets under U.S. GAAP                               --                 --                 --
                                                             ===========        ===========          =========


d. Cash flow statement

The Group's financial statements present cash flow statements prepared using the principles of U.K. Accounting Standards FRS 1 (Revised), "Cash Flow Statements". The statement prepared under FRS 1 (Revised) presents substantially the same information as that required under U.S. Statement of Financial Accounting Standard No. 95 ("FAS 95"). Under FRS 1 (Revised) cash flows are presented for
(i) operating activities; (ii) returns on investments and servicing of finance;
(iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources; and (viii) financing. FAS 95 requires presentation of cash flows from operating, investing and financing activities. The following statements summarise the statement of cash flows for the Group as if they had been presented in accordance with U.S. GAAP.

                                                                                  Year ended 31 December
                                                                 -------------------------------------------------
                                                                        2002               2003               2003
                                                                 (pound)'000        (pound)'000              $'000
                                                                 -----------        -----------         ----------
Net cash inflow from operating activities                            112,082            110,543            197,231
Net cash used in investing activities                                846,965           (143,005)          (255,150)
Net cash provided by financing activities                            (97,167)          (142,845)          (254,864)
Effects of exchange differences on cash and cash equivalents          27,605             42,807             76,376
                                                                 -----------        -----------         ----------
Net increase in cash and cash equivalents                            889,485           (132,500)          (236,407)
Cash and cash equivalents at beginning of period                      45,397            934,882          1,668,017
                                                                 -----------        -----------         ----------
Cash and cash equivalents at end of period                           934,882            802,382          1,431,610
                                                                 ===========        ===========         ==========

e. Equity shareholders' funds

The significant components of equity shareholders' funds under U.S. GAAP are as follows:

                                               Ordinary shares                                                                Total
                                        --------------------------         Paid in        Retained                    shareholders'
                                            Shares             Par         capital        earnings            Other           funds
                                            No'000     (pound)'000     (pound)'000     (pound)'000      (pound)'000     (pound)'000
                                        ----------     -----------     -----------     -----------      -----------   -------------
At 31 January 2002                       1,507,241          37,681       2,330,718        (722,370)           6,098       1,652,127
Loss for period                                 --              --              --        (611,130)              --        (611,130)
Stock issuance                                 296               7             163              --               --             170
Additional paid in capital                      --              --           1,031              --               --           1,031
Unearned compensation                           --              --              --             928               --             928
Forward foreign exchange contracts              --              --              --              --           (6,098)         (6,098)
Exchange differences                            --              --              --          49,030               --          49,030
                                        ----------     -----------     -----------     -----------      -----------   -------------
At 31 December 2002                      1,507,537          37,688       2,331,912      (1,283,542)              --       1,086,058
Loss for period                                 --              --              --        (136,980)              --        (136,980)
Stock issuance                               2,617              66           1,701              --               --           1,767
Additional paid in capital                      --              --          (1,145)             --               --          (1,145)
Unearned compensation                           --              --              --           2,011               --           2,011
Exchange differences                            --              --              --          31,002               --          31,002
                                        ----------     -----------     -----------     -----------      -----------   -------------
At 31 December 2003                      1,510,154          37,754       2,332,468      (1,387,509)              --         982,713
                                        ==========     ===========     ===========     ===========      ===========   =============
At 31 December 2003 ($'000)                                 67,361       4,161,589      (2,475,593)              --       1,753,357
                                                       ===========     ===========     ===========      ===========   =============


f. Other disclosures

EBITDA

EBITDA consists of earnings (loss) before net interest expense, income taxes, depreciation, amortisation and foreign exchange gains or losses. EBITDA is a measure commonly used in the telecommunications industry and is presented to enhance the understanding of the Group's operating results. EBITDA is not a measurement of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with generally accepted accounting principles), as an indicator of the Group's performance, as an alternative to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) or as a measure of liquidity.

New accounting standards

FAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets, was issued in July 2001. This standard was effective for the Group's fiscal year beginning 1 January 2003. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. Management has assessed the impact of the adoption of SFAS 143 on its consolidated financial statements and believes the impact is not material.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for interim periods beginning after 15 June 2003. Management has assessed the impact of adoption of EITF 00-21 on its consolidated financial statements and believes the impact is not material.

                                                            Financial Statements


In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This standard requires the classification of certain freestanding financial instruments as liabilities measured at their fair value. Financial instruments within the scope of this standard include mandatorily redeemable shares, instruments that constitute an obligation to repurchase equity shares, or certain instruments that constitute an obligation that may be settled by issuing a variable number of equity shares. SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003, or otherwise at the beginning of the first interim period beginning after 15 June 2003. Management has assessed the impact of adoption of SFAS No. 150 on its consolidated financial statements and believes the impact is not material.

FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, was issued in November 2002. The primary objective of FIN 45 is to elaborate in the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after 31 December 2002. The provisions of the disclosure requirements are effective for financial years ending after 15 December 2002. Management has assessed the impact of the adoption of FIN 45 on its consolidated financial statements and believes the impact will not be material.

FASB Interpretation No. 46 ("FIN 46" or the "Interpretation"), Consolidation of Variable Interest Entities, an interpretation of ARB 51 was issued in January 2003. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. For any variable interest entities created after 31 January 2003, FIN 46 is effective immediately. This Interpretation will be effective for the Group's fiscal year beginning 1 January 2004. Management believes the adoption of FIN 46 will have no impact on its consolidated financial statements.

g. Share option plans

At 31 December 2003, the Group had certain options outstanding under its share plans. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", the Group elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its share options and awards. Had compensation expense for share options and awards been determined in accordance with SFAS No.123, the Group's loss for period and basic and diluted loss per share would have been as follows:

                                                                                                Year ended 31 December
                                                                                 --------------------------------------------------
                                                                                         2002               2003               2003
                                                                                  (pound)'000        (pound)'000              $'000
                                                                                 ------------        -----------         ----------
Loss for period after exceptional items:
    As reported                                                                      (611,130)          (136,980)          (244,400)
Add compensation charge in respect of SAYE scheme charged
   to the profit and loss account                                                         792                711              1,269
Less: Share based compensation charge calculated under the Black-Scholes model        (16,870)           (16,777)           (29,932)
                                                                                 ------------        -----------         ----------
Adjusted pro forma loss for the period                                               (627,208)          (153,046)          (273,063)
                                                                                 ============        ===========         ==========
Basic and diluted loss per share
    As reported                                                                  (pound)(0.41)      (pound)(0.09)          $  (0.16)
    As adjusted                                                                  (pound)(0.42)      (pound)(0.10)          $  (0.18)


Solely for the purposes of providing the disclosures required by SFAS No. 123, the fair value of each grant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: volatility 40%, risk free interest rate prevailing at the time of grant (2.7% - 6.7%), expected lives of options 6 years and dividend yield 0%.

26. Subsidiary Undertakings

The Company is the holding company of the Group and has the following principal operating subsidiary undertakings, each of which is a private company registered in its country of operation. The Company holds 100% of the allotted capital of all of its operating subsidiaries through intermediate holding companies and their results are included in the consolidated financial statements.

Name                                                 Country of operation       Principal activities
------------------------------------------           --------------------       -------------------------------------------------
COLT Telecommunications (unlimited company)          United Kingdom             Telecommunications and internet services provider

COLT Telecom GmbH                                    Germany                    Telecommunications and internet services provider

COLT Telecommunications France SAS                   France                     Telecommunications and internet services provider

COLT Telecom AG                                      Switzerland                Telecommunications and internet services provider

COLT Telecom SpA                                     Italy                      Telecommunications and internet services provider

COLT Telecom Espana SA                               Spain                      Telecommunications and internet services provider

COLT Telecom BV                                      The Netherlands            Telecommunications and internet services provider

COLT Telecom SA                                      Belgium                    Telecommunications and internet services provider

COLT Telecom Austria GmbH                            Austria                    Telecommunications and internet services provider

COLT Telecom AB                                      Sweden                     Telecommunications services provider

COLT Internet U.S. Corp.                             USA                        Intragroup internet services provider

COLT Telecom U.S. Corp.                              USA                        Intragroup telecommunications services provider

COLT Telecom A/S                                     Denmark                    Telecommunications and internet services provider

COLT Telecom A/S                                     Norway                     Telecommunications and internet services provider

COLTEL - Servicos de Telecommunicoes,                Portugal                   Telecommunications and internet services provider
         Unipessoal Lda

COLT Telecom Ireland Limited                         Ireland                    Telecommunications and internet services provider

COLT Telecom Finland OY                              Finland                    Telecommunications and internet services provider

2003 Quarterly Group Financial Results (Unaudited)

Group Profit and Loss Account
(after exceptional items)                                 Q1                 Q2               Q3               Q4            Total
                                                 (pound)'000        (pound)'000      (pound)'000      (pound)'000      (pound)'000
                                                ------------       ------------     ------------     ------------     ------------
Turnover                                             271,720            292,967          295,368          306,263        1,166,318

Cost of sales
    Interconnect and network                        (180,466)          (195,477)        (193,322)        (197,677)        (766,942)
    Network depreciation                             (48,446)           (51,616)         (53,977)         (50,378)        (204,417)
                                                ------------       ------------     ------------     ------------     ------------
                                                    (228,912)          (247,093)        (247,299)        (248,055)        (971,359)
                                                ------------       ------------     ------------     ------------     ------------
Gross profit                                          42,808             45,874           48,069           58,208          194,959

Operating expenses
    Selling, general and administrative              (57,235)           (59,564)         (58,790)         (57,886)        (233,475)
    Other depreciation and amortisation               (9,594)            (9,897)          (9,756)          (9,284)         (38,531)
                                                ------------       ------------     ------------     ------------     ------------
                                                     (66,829)           (69,461)         (68,546)         (67,170)        (272,006)
                                                ------------       ------------     ------------     ------------     ------------
Operating loss                                       (24,021)           (23,587)         (20,477)          (8,962)         (77,047)

Other income (expense)
    Interest receivable                                7,471              6,705            6,010            6,532           26,718
    Gain on purchase of debt                             349              7,240               --               --            7,589
    Interest payable and similar charges             (22,444)           (22,724)         (22,139)         (20,988)         (88,295)
    Exchange gain (loss)                              (1,936)             5,115              880            2,329            6,388
                                                ------------       ------------     ------------     ------------     ------------
                                                     (16,560)            (3,664)         (15,249)         (12,127)         (47,600)
                                                ------------       ------------     ------------     ------------     ------------
Loss on ordinary activities before taxation          (40,581)           (27,251)         (35,726)         (21,089)        (124,647)
Taxation                                                  --                 --               --               --               --
                                                ------------       ------------     ------------     ------------     ------------
Loss for period                                      (40,581)           (27,251)         (35,726)         (21,089)        (124,647)
                                                ------------       ------------     ------------     ------------     ------------
Basic and diluted loss per share                (pound)(0.03)      (pound)(0.02)    (pound)(0.02)    (pound)(0.01)    (pound)(0.08)
                                                ============       ============     ============     ============     ============

Other data:

Turnover growth
    Year-to-year                                          10%                13%              14%              16%              14%
    Quarter-to-quarter                                     3%                 8%               1%               4%             n/a

Gross profit (loss) margin (i)                            16%                16%              16%              19%              17%

EBITDA ((pound)'000) (ii)                             34,019             37,926           43,256           48,247          163,448
EBITDA margin                                             13%                13%              15%              16%              14%


(i) Gross profit (loss) includes exceptional charges and provisions.

(ii) EBITDA is defined as earnings before interest, tax, depreciation, amortisation, foreign exchange, infrastructure sales, and exceptional items.

For further information on exceptional items see note 7.

2003 Operating Statistics (Unaudited)

                                                       Q1       Q2       Q3       Q4
                                                   ------   ------   ------   ------
Customers (at end of period) (i)
   North Region                                     4,799    5,287    5,334    5,708
   Central Region                                   6,070    6,385    6,466    6,838
   South Region                                     5,447    5,662    5,605    7,019
                                                   ------   ------   ------   ------
      Total                                        16,316   17,334   17,405   19,565

Customers (at end of period) (i)
   Corporate                                       15,387   16,363   16,410   18,581
   Wholesale                                          929      971      995      984
                                                   ------   ------   ------   ------
      Total                                        16,316   17,334   17,405   19,565

Switched minutes (million) (for quarter)
   North Region                                     1,444    1,490    1,519    1,541
   Central Region                                   2,717    2,784    2,969    3,480
   South Region                                       931      971    1,010    1,041
                                                   ------   ------   ------   ------
      Total                                         5,092    5,245    5,498    6,062

Private wire VGEs (000) (at end of quarter) (ii)
   North Region                                     9,104    9,526   10,125   10,433
   Central Region                                   9,012    9,964   10,621   11,274
   South Region                                     3,643    3,857    4,432    4,906
                                                   ------   ------   ------   ------
      Total                                        21,759   23,347   25,178   26,613

Headcount (at end of quarter) (iii)
   North Region                                     1,398    1,356    1,282    1,236
   Central Region                                   1,550    1,519    1,461    1,393
   South Region                                     1,198    1,150    1,114      932
   Group/Other                                        296      292      315      305
                                                   ------   ------   ------   ------
      Total                                         4,442    4,317    4,172    3,866


South Region comprises France, Italy, Portugal and Spain. North Region comprises U.K., Ireland, The Netherlands, Belgium, Denmark, and Sweden. Central Region comprises Germany, Austria and Switzerland

(i) Customers represent the number of customers who purchase network and data solutions products. The categorisation of some customers between corporate and wholesale is reviewed periodically and may change. Where possible changes are reflected in prior period comparatives.

(ii) Non-switched circuits are measured in Voice Grade Equivalents (VGEs). VGEs are the comparable number of voice circuits, of 64 kilobits per second, each approximately equivalent in capacity to the non-switched circuit being measured.

(iii) Headcount comprises active employees excluding temporary and contract workers.

86

                                                  Selected Financial Information

Five Year Summary

                                                                                Year Ended 31 December
Group Profit and Loss Account                        ----------------------------------------------------------------------------
(after exceptional items)                                    1999              2000            2001            2002          2003
                                                      (pound)'000       (pound)'000     (pound)'000     (pound)'000   (pound)'000
                                                     ------------      ------------    ------------    ------------  ------------
Turnover (i)                                              401,552           686,977         905,687       1,027,258     1,166,318
Cost of sales
    Interconnect and network                             (273,166)         (478,215)       (704,906)       (713,935)     (766,942)
    Network depreciation                                  (50,439)          (88,689)       (236,764)       (720,009)     (204,417)
                                                     ------------      ------------    ------------    ------------  ------------
                                                         (323,605)         (566,904)       (941,670)     (1,451,944)     (971,359)
                                                     ------------      ------------    ------------    ------------  ------------
Gross profit (loss)                                        77,947           120,073         (35,983)       (424,686)      194,959
Operating expenses
    Selling, general and administrative                  (129,072)         (181,674)       (264,981)       (261,029)     (233,475)
    Other depreciation and amortisation                   (14,196)          (23,312)        (58,967)        (92,879)      (38,531)
                                                     ------------      ------------    ------------    ------------  ------------
                                                         (143,268)         (204,986)       (323,948)       (353,908)     (272,006)
                                                     ------------      ------------    ------------    ------------  ------------
Operating loss                                            (65,321)          (84,913)       (359,931)       (778,594)      (77,047)
Other income (expense)
    Interest receivable                                    32,649            80,500          60,727          38,108        26,718
    Gain on purchase of debt                                   --                --          58,774         101,668         7,589
    Amounts written off investment in own shares               --                --          (2,757)           (409)           --
    Interest payable and similar charges                  (66,055)         (104,794)       (111,952)        (96,300)      (88,295)
    Exchange gain (loss)                                   (2,534)           (7,653)         (5,230)         17,245         6,388
                                                     ------------      ------------    ------------    ------------  ------------
                                                          (35,940)          (31,947)           (438)         60,312       (47,600)
                                                     ------------      ------------    ------------    ------------  ------------
Loss on ordinary activities before taxation              (101,261)         (116,860)       (360,369)       (718,282)     (124,647)
Taxation                                                       --                --              --              --            --
                                                     ------------      ------------    ------------    ------------  ------------
Loss for period                                          (101,261)         (116,860)       (360,369)       (718,282)     (124,647)
                                                     ============      ============    ============    ============  ============
Basic and diluted loss per share                     (pound)(0.16)     (pound)(0.17)   (pound)(0.48)   (pound)(0.48) (pound)(0.08)
                                                     ============      ============    ============    ============  ============

Operating loss after exceptional items                    (65,321)          (84,913)       (359,931)       (778,594)      (77,047)
Exceptional items:
   Interconnect and network                                    --                --          62,382          18,320            --
   Network depreciation                                        --                --          73,371         508,000            --
   Selling, general and administrative                         --                --          27,870          18,934        (2,453)
   Other depreciation and amortisation                         --                --          11,955          43,000            --
                                                     ------------      ------------    ------------    ------------  ------------
Operating loss before exceptional items                   (65,321)          (84,913)       (184,353)       (190,340)      (79,500)
Gross profit on infrastructure sales (i)                       --           (18,990)         (1,414)             --            --
Operating loss before exceptional items                        --                --              --              --            --
and infrastructure sales                                  (65,321)         (103,903)       (185,767)       (190,340)      (79,500)
                                                     ============      ============    ============    ============  ============

EBITDA (ii)                                                  (687)            8,098          24,638          71,548       163,448
                                                     ============      ============    ============    ============  ============

(i)    Turnover in 2001 includes infrastructure sales of (pound)3,829,000, (2000: (pound)46,212,000) which had associated cost of sales of (pound)2,415,000, (2000: (pound)27,222,000). There were no infrastructure sales in 2002 or 2003.

(ii)   (ii) EBITDA is defined as earnings before interest, tax, depreciation, amortisation, foreign exchange, infrastructure sales, and exceptional items.

Five Year Summary

Group Balance Sheet                                                       At 31 December
                                            -----------------------------------------------------------------------------
                                                   1999              2000            2001            2002            2003
                                            (pound)'000       (pound)'000     (pound)'000     (pound)'000     (pound)'000
                                            -----------       -----------     -----------     -----------     -----------
Fixed assets                                    723,594         1,328,408       1,816,109       1,389,654       1,353,973
Current assets                                1,718,587         2,023,780       1,611,683       1,199,276       1,069,065
                                            -----------       -----------     -----------     -----------     -----------
Total assets                                  2,442,181         3,352,188       3,427,792       2,588,930       2,423,038
                                            ===========       ===========     ===========     ===========     ===========

Equity shareholders' funds                    1,000,875         1,501,857       1,624,359         955,010         862,893
Creditors                                     1,441,306         1,850,331       1,742,027       1,546,552       1,497,285
Provisions for liabilities and charges               --                --          61,406          87,368          62,860
                                            -----------       -----------     -----------     -----------     -----------
Total liabilities, capital and reserves       2,442,181         3,352,188       3,427,792       2,588,930       2,423,038
                                            ===========       ===========     ===========     ===========     ===========

Operating Statistics (unaudited)                   1999              2000            2001            2002     (pound)'000
                                            -----------       -----------     -----------     -----------    -----------
Customers (at end of year)                        4,264             7,388          11,386          15,523          19,565
Switched minutes for year (M)                     7,837            15,758          20,248          20,040          21,897
Private wire VGEs (at end of year) ('000)         3,661             8,486          15,312          20,423          26,613
Headcount (at end of year)                        2,494             4,012           5,345           4,684           3,866

                                                            Investor Information


Investor Information

Listings

Ordinary shares of COLT Telecom Group plc are traded on the London Stock Exchange and, in the form of American Depositary Shares (ADSs), on the Nasdaq National Market.


American Depositary Receipts

ADSs, each representing four ordinary shares, are traded on the Nasdaq National Market under the symbol 'COLT'. ADSs are represented by American Depositary Receipts (ADRs). The ADR programme is administered on behalf of the Company by The Bank of New York, 101 Barclay Street, 22 W, New York, NY 10286. Telephone +1 212 815 2276

Reports to ADR Holders

ADR holders receive the annual reports issued to ordinary shareholders. COLT Telecom Group plc will file with the Securities and Exchange Commission in the United States its annual report on Form 20-F and other information as required. A copy of the Form 20-F may be obtained by writing to: Investor Relations, COLT Telecom Group plc, Beaufort House, 15 St. Botolph Street, London EC3A 7QN. or by email to: jdoherty@colt-telecom.com

Solicitors

Slaughter & May, One Bunhill Row, London EC1Y 8YY

Registrars

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA Telephone:
+44 1903 502541

Annual General Meeting

The 2003 Annual General Meeting of COLT Telecom Group plc will be held at 10.30 am on 22 April 2004 at: The Capital Club, Abchurch Lane, London EC4 7BB

For Further Information

John Doherty, Director Corporate Communications
COLT Telecom Group plc, Beaufort House,
15 St. Botolph Street, London EC3A 7QN
Telephone:         +44 20 7390 3681
Facsimile:         +44 20 7390 3701
email:             jdoherty@colt-telecom.com

Registered Number

COLT Telecom Group plc
Registered in England No. 3232904

COLT's European Offices

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Austria
www.colt.at

Vienna
COLT Telecom Austria GmbH
Karntner Ring 12
1010 Vienna
MD:      Alfred Pufitsch
Tel:     +43 1 20 500 0
Fax:     +43 1 20 500 199


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Belgium
www.colt-telecom.be

Brussels
COLT Telecom NV/SA
Zweefvliegtuigstraat 10
Rue du Planeur
B - 1130 Brussels
MD:      Patrick Blockx
Tel:     +32 2 790 16 16
Fax:     +32 2 190 16 00

Antwerp
COLT Telecom NV/SA
Haifastraat 6
B 2030 Antwerp
MD:      Patrick Blockx
Tel:     +32 2 790 16 16
Fax:     +32 2 190 16 00


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Denmark
www.colt-telecom.dk

Copenhagen
COLT Telecom A/S
Borgmester Christiansens Gade 55
2450 Copenhagen SV
MD: Jesper Weng
Tel: +45 70 21 23 30
Fax: +45 70 21 23 31


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France
www.colt-telecom.fr

Paris
COLT Telecommunications
France SAS
25 Rue de Chazelles
75489 Paris Cedex 17
MD South Region: Jean-Baptiste Gagliardi
Tel:     +33 1 70 99 55 00
Fax:     +33 1 70 99 56 06

Lyon
COLT Telecommunications
France SAS
11 Rue de Teinturiers
69003 Lyon
City Director: Frederic Panya-Lestonnat
Tel:     +33 4 26 84 79 00
Fax:     +33 4 26 84 79 01

Marseilles
COLT Telecommunications
France SAS
152 Avenue du Prado
13008 Marseilles
City Director: Frederic Panya-Lestonnat
Tel:     +33 4 88 91 45 00
Fax:     +33 4 88 91 45 01



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Germany
www.colt.de

Frankfurt
COLT Telecom GmbH
Central Business Services
Herriotstra(beta)e 4
60528 Frankfurt
MD Central Region: Wolfang Essig
Tel:     +49 69 56606 0
Fax:     +49 69 56606 1000

Frankfurt
COLT Telecom GmbH
Herriotstra(beta)e 4
60528 Frankfurt
City Director: Wendelin Meyer-Molck
Tel:     +49 69 56 606 0
Fax:     +49 69 56 606 2222

Berlin
COLT Telecom GmbH
Uhlandstra(beta)e 181-183
10623 Berlin
MD:      Bernd Huber
Tel:     +49 30 88 4420
Fax:     +49 30 88 442 100

Cologne
COLT Telecom GmbH
Magnusstra(beta)e 13
50672 Cologne
City Director: Friedhelm Dormbach
Tel:     +49 221 27 380
Fax:     +49 221 27 381 00

Dusseldorf
COLT Telecom GmbH
Uerdinger Stra(beta)e 90
40474 Dusseldorf
City Director: Friedhelm Dornbach
Tel:     +49 211 478 430
Fax:     +49 211 478 43100

Hamburg
COLT Telecom GmbH
Drehbahn 1
20354 Hamburg
MD:      Bernd Huber
Tel:     +49 40 350 670
Fax:     +49 40 350 671 00

Hanover
COLT Telecom GmbH
Calenberger Esplanade 4
30169 Hanover
City Director: Karl-Heinz Ehmann
Tel:     +49 511 123 530
Fax:     +49 511 123 531 00

Munich
COLT Telecom GmbH
Von-der-Tann-Stra(beta)e 11
80539 Munich
MD:      Norbert Scheller
Tel:     +49 89 286 410
Fax:     +49 89 286 41 100

Stuttgart
COLT Telecom GmbH
Kronenstra(beta)e 25
70174 Stuttgart
MD:      Norbert Scheller
Tel:     +49 711 222 530
Fax:     +49 711 222 53100


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Italy
www.colt-telecom.it

Milan
COLT Telecom SpA
Viale E. Jenner 56
20159 Milan
MD:      Achille De Tommaso
City Director: Pier Paolo Lanati
Tel:     +39 02 30 333 1
Fax:     +39 02 30 333 700

Turin
COLT Telecom SpA
Environment Park
Via Livorno 60
10144 Turin
City Director: Davide Suppia
Tel:     +39 011 2300 1
Fax:     +39 011 2300 700

Rome
COLT Telecom SpA
Via Simone Martini 127
00142 Rome
City Director: Roberto Di Gaetano
Tel:     +39 06 51074 1
Fax:     +39 06 51074 700

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Netherlands
www.colt-telecom.nl

Amsterdam
COLT Telecom BV
Van der Madeweg 12-14a
Postbus 94014
1090 GA Amsterdam
MD:      Eric Seeboldt
Tel:     +31 20 888 2020
Fax:     +31 20 888 2010

Rotterdam
COLT Telecom BV
Conradstraat 28
Postbus 29165
3001 GD Rotterdam
MD:      Eric Seeboldt
Tel:     +31 10 799 3030
Fax:     +31 10 799 3010

The Hague
COLT Telecom BV
C/O Conradstraat 28
Postbus 29165
3001 GD Rotterdam
MD:      Eric Seeboldt
Tel:     +31 10 799 3030
Fax:     +31 10 799 3010


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Portugal
www.colt-telecom.pt

Lisbon
COLTEL - Servicos de Telecomunicacoes
Unipessoal Lda
Estrada da Outurela 118
Edificio B
2790-114 Carnaxide
MD:      Adelino Santos
Tel:     +351 21 120 00 00
Fax:     +351 21 120 00 09


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Republic of Ireland
www.colt-telecom.ie

Dublin
COLT Telecom Ireland Limited
Unit 15-16
Docklands Innovation Park
East Wall Road
Dublin 3
Ireland
MD:      Gary Keogh
Tel:     +353 1436 5900
Fax:     +353 1436 5901


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Spain
www.colt-telecom.es

Madrid
COLT Telecom Espana SA
C/O Telemaco 5
28027 Madrid
MD:      Angel Rojo-Diez
Tel:     +34 91 789 9000
Fax:     +34 91 789 9099

Barcelona
COLT Telecom Espana SA
C/Acero 5-9
08038 Barcelona
MD:      Jose Ramon Santocildes
Tel:     +34 93 445 5000
Fax:     +34 93 445 5099

Valencia
COLT Telecom Espana SA
C/Espinosa, 8
46008 Valencia
City Director: Leopoldo Salinas
Tel:     +34 96 046 6000
Fax:     +34 96 046 6100


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Sweden
www.colt.se

Stockholm
COLT Telecom AB
Box 3458
Luntmakargatan 18
SE-103 69 Stockholm
Sweden
Nordic Regional Director: Pierre-Alain Graf
Tel:     +46 8 781 80 00
Fax:     +46 8 781 81 00


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Switzerland
www.colt.ch

Zurich
COLT Telecom AG
Murtschenstrasse 27
CH-8048 Zurich
MD:      Roger Gehrig
Tel:     +41 1 5 600 600
Fax:     +41 1 5 600 610

Geneva
COLT Telecom AG
Rue de Montbrillant 40 bis
CH-1201 Geneva
City Director: Gerardo Spedaliero
Tel:     +41 22 591 0 591
Fax:     +41 22 591 0 585


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United Kingdom
www.colt.net

London
COLT Telecom Group plc
Beaufort House
15 St. Botolph Street
London EC3A 7QN
President & CEO: Steve Akin
Chief Financial Officer: Marina Wyatt
MD North Region: Simon Vye
MD Retail and Wholesale: Lakh Jemmett
MD Multinational Business: Bill Freeze
Director Product Management & Marketing: Paul David
Chief Operations Officer: Ken Starkey
MD Human Resources: Chris Woodman
Tel:     +44 20 7390 3900
Fax:     +44 20 7390 3901

www.colt-telecom.co.uk

London
COLT Telecommunications
Beaufort House
15 St. Botolph Street
London EC3A 7QN
MD:      Simon Vye
Tel:     +44 20 7390 3900
Fax:     +44 20 7390 3901

Birmingham
COLT Telecommunications
4 Stephens Street
Newtown
Birmingham B6 4RG
Sales Manger: Ed Chapman
Tel:     +44 20 7947 1803
Fax:     +44 20 7947 1810

Manchester
COLT Telecommunications
John Dalton House
121 Deansgate
Manchester M3 2BX
Sales Manager: Simon Hindley
Tel:     +44 20 7390 3900
Fax:     +44 20 7390 3901

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